Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ALTITUDE GROUP HOLDINGS, INC.,

ALTITUDE MERGER SUB, INC.,

K2M, INC.

AND

THE STOCKHOLDERS’ COMMITTEE NAMED HEREIN

Dated as of July 2, 2010

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ANNEXES
ANNEX

1	Cash-Out Options
2	Rollover Stockholders
3	Ancillary Agreements
4	BSA Escrowed Options
5	Transaction Bonuses
6	Company Knowledge
7	Existing Products
8	Physician Investors
9	Pipeline Products
10	Illustrative Examples of Funding of Earnout
11	Employment Agreements
12	Certain Minimum Royalties

EXHIBITS

EXHIBIT

A	Form of Rollover Commitment Agreement
B	Form of Contribution Agreement
C	Form of Accredited Investor Questionnaire
D	Form of Escrow Agreement
E-l	Second Amended and Restated Certificate of Incorporation
E-2	Bylaws
F	Form of Secretary Certificate
G	Form of Bring-Down Certificate
H	Form of FIRPTA Certificate
I	Form of Release
J	Form of Compliance Certificate
K	Form of Stockholders’ Committee Appointment Agreement

SCHEDULES

SCHEDULE

1.01	Net Working Capital Calculation Schedule
2.08(a)	Company Stock Plans and Options
2.09	Warrants
4.01	Subsidiaries and Predecessors
4.03	Authorization of Governmental Authorities
4.04	Noncontravention
4.05	Authorized and Outstanding Equity Interests
4.06(a)	Financials

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SCHEDULE

4.06(b)	Compliance with GAAP
4.06(c)	Absence of Undisclosed Liabilities
4.06(f)	Banking Facilities
4.07	Absence of Certain Developments
4.08	Debt; Guarantees
4.09(a)	Encumbrances
4.09(d)	Investments
4.10(a)	Leased Property
4.10(b)	Use of Leased Property
4.11(b)	Company Intellectual Property
4.11(c)	Third Party Intellectual Property
4.11(d)	Protection of Intellectual Property
4.11(k)	Intellectual Property Proceedings
4.12	Material Defaults
4.13(b)	Taxes
4.13(m)	Tax Basis, etc.
4.13(n)	Net Operating Losses
4.14	Employee Plans
4.14(k)	Severance and Termination Payments
4.15	Environmental Matters
4.16	Contracts
4.17	Related Party Transactions
4.18	Customers and Suppliers
4.19(a)	Labor Matters
4.19(b)	Layoff Notices
4.20(a)	Litigation
4.20(b)	Governmental Orders
4.21	Insurance
4.22(a)	Products Liability
4.22(b)	Guaranties, Warranties, and Indemnities
4.22(c)	Product Actions
4.23(a)	Compliance
4.23(f)	Foreign Compliance
4.23(i)	Withheld Approvals
4.23(k)	Investigations
5.03	Authorization
5.04	Noncontravention
6.02(a)	Conduct of the Business
6.02(b)(viii)	Capital Expenditure Budget
7.07	Cancellation of Certain Agreements
7.08	Releasing Parties
7.10	Ancillary Agreements
8.06	Ancillary Agreements

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (as amended from time to time according to the provisions of Section 12.03 hereof, this “Agreement”) is made and entered into as of July 2, 2010 by and among ALTITUDE GROUP HOLDINGS, INC., a Delaware corporation (“Parent”), ALTITUDE MERGER SUB, INC., a Delaware corporation and indirect wholly owned subsidiary of Parent (“Merger Sub” and, together with Parent, collectively, the “Buyer Parties”), K2M, INC., a Delaware corporation (the “Company”), and John P. Kostuik, Theodore Lundberg, Lewis Parker, Gordon Donald and John Andres, in their capacities as members of the Stockholders’ Committee (as hereinafter defined).

RECITALS

WHEREAS, this Agreement contemplates the acquisition of the Company by Parent pursuant to a merger of Merger Sub with and into the Company (the “Merger”) with the Company continuing as the surviving corporation of the Merger;

WHEREAS, the Board of Directors of each of the Company and Merger Sub has approved and declared advisable, and the Board of Directors of Parent has approved this Agreement and the Contemplated Transactions (as hereinafter defined), including the Merger;

WHEREAS, the Board of Directors of each of the Company and Merger Sub has resolved to submit this Agreement to their respective stockholders for their adoption and it is contemplated that the requisite stockholders of each of the Company and Merger Sub will, on the date hereof promptly following the execution and delivery of this Agreement, execute and deliver (a) written consents adopting this Agreement and (b) a related voting and support agreement;

WHEREAS, pursuant to the Merger, all of the issued and outstanding shares of (i) Common Stock, par value $0.01 per share, of the Company (the “Company Common Stock”), (ii) Series A Convertible Preferred Stock, par value $0.01 per share, of the Company (the “Series A Preferred Stock”) and (iii) Series B Convertible Preferred Stock, par value $0.01 per share, of the Company (the “Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Company Preferred Stock”), other than Dissenting Shares (as hereinafter defined), if any, and other than shares of Company Common Stock or Company Preferred Stock (“Company Shares”) owned directly or indirectly by the Company, by Parent or by a Subsidiary of either the Company or Parent (including the Rollover Shares (as hereinafter defined)), shall be converted at the Effective Time (as hereinafter defined) into the right to receive the applicable Merger Consideration (as hereinafter defined) payable in respect thereof, all upon the terms and conditions set forth in this Agreement;

WHEREAS, at the Effective Time, (a) all of the Options (as hereinafter defined), other than those Options described on Annex 1 hereto (the “Cash-Out Options”) and the BSA Escrowed Options (as hereinafter defined), shall be assumed by Parent on the terms and conditions of this Agreement, (b) all of the outstanding Cash-Out Options and Warrants (as hereinafter defined) shall be cancelled on the terms and conditions of this Agreement and in exchange for the consideration described herein and (c) all of the outstanding BSA Escrowed Options shall be cancelled on the terms and conditions of this Agreement and the BSA Unvested Option Escrow Agreement (as hereinafter defined) in exchange for the consideration described herein and in the BSA Unvested Option Escrow Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the willingness of each of the Buyer Parties to enter into this Agreement, Parent and each of the Rollover Stockholders (as hereinafter defined) are entering into Rollover Commitment Agreements, each in the form attached as Exhibit A hereto (the “Rollover Commitments”) pursuant to which the Rollover Stockholders are agreeing, among other things, to (a) contribute the Company Shares described on Annex 2 hereto (the “Rollover Shares”) in exchange for shares of Common Stock, par value $.001 per share, of Parent (“Parent Common Shares”) pursuant to a Contribution Agreement to be substantially in the form attached as Exhibit B hereto (the “Contribution Agreement”) and executed and delivered by Parent, the Rollover Stockholders and the Cash Equity Investors (as hereinafter defined) on or about the Closing Date (as hereinafter defined) and (b) take all other actions that may be reasonably requested by Parent in furtherance of the Contemplated Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the willingness of the Company to enter into this Agreement, Welsh, Carson, Anderson & Stowe XI, L.P., a Delaware limited partnership (“WCAS XI”), is (a) executing and delivering to Parent an equity commitment letter (the “WCAS Equity Commitment Letter”) relating to the commitment of WCAS XI to provide (together with its co-investors) certain equity financing pursuant to the Contribution Agreement and (b) executing and delivering to the Company a limited guaranty pursuant to which WCAS XI is providing a limited guaranty of certain of the obligations of the Buyer Parties under this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the willingness of the Company and the Buyer Parties to enter into this Agreement, FFC Partners III, L.P., a Delaware limited partnership (“FFC III”), is executing and delivering to Parent an equity commitment letter (the “FFC Equity Commitment Letter”) relating to the commitment of FFC to provide (together with its co-investors) certain equity financing pursuant to the Contribution Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the parties to this Agreement hereby agree as follows:

ARTICLE I

DEFINITIONS; CERTAIN RULES OF CONSTRUCTION.

Section 1.01 Definitions. In addition to the other terms defined throughout this Agreement, the following terms shall have the following meanings when used in this Agreement:

“Accounting Principles” means GAAP as in effect on the Audited Balance Sheet Date and, to the extent consistent with GAAP, using the same accounting methods, principles, practices, procedures and estimation methodologies as those utilized in the preparation of the Net Working Capital Calculation Schedule and in the preparation of the Audited Balance Sheet.

“Accredited Investor” means an “accredited investor” as defined in Rule 501 promulgated under the Securities Act.

“Accredited Investor Questionnaire” means a questionnaire substantially in the form of Exhibit C hereto (with such changes thereto as are from time to time required by Parent in order to comply with the applicable requirements of the Securities Act).

“Acquired Product” means any spinal surgery product, instrument, implement, component, part, accessory or process that the Company or a Subsidiary thereof first acquires the exclusive or non-exclusive right to market and sell after the Closing Date as a result of (A) any acquisition of any business entity, division or line of business (whether by means of merger, consolidation, tender offer, purchase of Equity Interests, purchase of assets, license arrangement or otherwise) or (B) any acquisition of, or licensing, resale, distribution or similar arrangement entered into with respect to, any Intellectual Property or spinal surgery product, instrument, implement, component, part, accessory or process that is not developed in the Ordinary Course of Business by the Company and its Subsidiaries’ internal product development team; provided, however, that Acquired Products shall not include any Intellectual Property or spinal surgery product, instrument or process that would otherwise constitute an Acquired Product if such item was acquired by the Company for cash from its working capital for an aggregate purchase price (exclusive of future royalty obligations and treating all related transactions as a single transaction) of less than $5,000,000.

“Action” means any claim, controversy, action, cause of action, suit, litigation, arbitration, investigation, opposition, interference, audit, assessment, hearing, complaint, demand or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought at law or in equity) that is commenced, brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority.

“Adjusted Common Equity Value” means an amount equal to (i) the Upfront Purchase Price, plus (ii) the aggregate exercise price of all Cash-Out Options and BSA Escrowed Options, plus (iii) the aggregate exercise price of all Warrants, less (iv) the Preferred Stock Aggregate Preference Amount.

“Adjusted Excess Revenue” means, for any Fiscal Year, (a) the Excess Revenue, if any, for such Fiscal Year, less (b) the Excess Revenue, if any, for the immediately preceding Fiscal Year; provided, that (i) if the difference between (a) and (b) results in a negative number, the Adjusted Excess Revenue for such Fiscal Year shall be zero and (ii) for the Fiscal Year ending December 31, 2011, Excess Revenue for the immediately preceding Fiscal Year shall be deemed to be zero.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with such specified Person. For purposes of the foregoing, a Person shall be deemed to control a specified Person if (a) such Person (or a Family Member or Affiliate of such Person) possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such specified Person or (b) such Person (or a Family Member or Affiliate of such Person) is at such time a direct or indirect beneficial holder of at least 10% of any class of the Equity Interests of such specified Person.

“Ancillary Agreements” means each of the agreements, certificates, instruments and documents to be executed and delivered by any of the parties hereto or any of the Company Investors in connection with the Contemplated Transactions, including each of the documents listed on Annex 3 hereto.

“Annual Earnout Notional Cap” means $80,000,000.

“Applicable Rate” means a non-compounding interest rate of fourteen percent (14%) per annum.

“Appraised Value” means the value of a share of Company Common Stock as determined prior to Closing by a third-party appraiser mutually selected by the Company and Parent.

“BSA” means the Company’s Board of Scientific Advisors.

“BSA Escrowed Options” means those Options set forth on Annex 4.

“BSA Unvested Option Escrow Account” means the escrow account containing the BSA Unvested Option Escrow Deposit and held by the BSA Unvested Option Escrow Agent.

“BSA Unvested Option Escrow Agent” means an escrow agent selected by Parent and the Stockholders’ Committee after the date of this Agreement and prior to Closing.

“BSA Unvested Option Escrow Agreement” means an escrow agreement in a form reasonably acceptable to Parent and the Company to be dated the Closing Date by and among the BSA Unvested Option Escrow Agent, and certain individuals who are members of the Company’s Board of Scientific Advisors.

“BSA Unvested Option Escrow Deposit” means the deposit, into the BSA Escrow Account in accordance with the terms of the BSA Unvested Option Escrow Agreement, of an aggregate amount of cash equal to the amount of Merger Consideration that would have been payable in respect of the BSA Unvested Options under this Agreement if they were Cash-Out Options.

“Business” means the businesses conducted by the Company and its Subsidiaries as of the date hereof, or proposed, as of the date hereof, to be conducted by the Company and its Subsidiaries.

“Business Day” means any day other than a Saturday or a Sunday or a weekday on which banks in New York, New York are authorized or required to be closed.

“Buyer Parties Closing Certificate” means the certificate to be delivered pursuant to Section 8.03 hereof in each case as executed by the required representative of Parent.

“Cash Equity Investors” means WCAS XI, FFC III and any other Person that executes and delivers the Contribution Agreement as a “Cash Equity Investor” thereunder.

“Change of Control Payment” means (a) any bonus, severance, retention or other payment (other than payments in respect of the Securities under or as described in Articles II or III of this Agreement) or other form of Compensation that is created or accelerated, accrues or becomes payable by the Company to any present or former director, stockholder, employee or consultant of the Company, including pursuant to any employment agreement, benefit plan or any other Contractual Obligation, including any increase in Taxes payable on or triggered by or resulting from any such payment or other form of Compensation (other than the transaction bonuses payable in the amounts and to the Company employees specified on Annex 5) and (b) without duplication of any other amounts included within the definition of Seller Transaction Expenses, any other payment, expense or fee that accrues or becomes payable by the Company to any Governmental Authority or other Person under any Legal Requirement or Contractual Obligation, including in connection with the making of any filings, the giving of any notices or the obtaining of any consents, authorizations or approvals, in the case of each of (a) and (b), as a result of, or in connection with, the execution and delivery of this Agreement or any Ancillary Agreement or the consummation of the Contemplated Transactions; provided, that, any minimum royalties or similar concepts that become effective under those sections of the Contractual Obligations specifically identified on Annex 12 as a result of, or in connection with, the execution and delivery of this Agreement or any Ancillary Agreement or the consummation of the Contemplated Transactions shall only be deemed to be a Change of Control Payment if, and only to the extent that, the amount of such minimum royalty exceeds the amounts that would otherwise be payable under such Contractual Obligation in the absence of such minimum.

“Closing Debt Amount” means the amount of Debt of the Company and its Subsidiaries as of the Closing Date determined without giving effect to any changes to such amount occurring as a result of the repayment of existing Debt or the incurrence of new Debt on the Closing Date.

“Code” means the U.S. Internal Revenue Code of 1986.

“Common Per Share Closing Merger Consideration Amount” means the quotient obtained by dividing (i) the Adjusted Common Equity Value by (ii) the Fully-Diluted Share Number.

“Company Closing Certificates” means the certificates delivered pursuant to Sections 7.03(a), 7.03(b) and 7.03(c) hereof in each case as executed by the required representative of the Company.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to the Buyer Parties.

“Company Equity Securities” means, collectively, the Company Common Stock, the Company Preferred Stock, the Options and the Warrants.

“Company Investors” means the Stockholders, Optionholders and Warrantholders, collectively.

“Company’s Knowledge,” “Knowledge of the Company” and similar formulations mean that one or more of the individuals listed on Annex 6 has actual knowledge of the fact or other matter at issue or should have had knowledge of the fact or other matter at issue after reasonable investigation.

“Compensation” means, with respect to any Person, all salaries, compensation, remuneration, bonuses or benefits of any kind or character whatsoever (including issuances or grants of Equity Interests), made directly or indirectly by the Company or any Subsidiary thereof to or for the benefit of such Person or any Family Member of such Person.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of April 1, 2009 between WCAS XI Associates LLC and the Company, as amended by the Amendment to Confidentiality Agreement dated as of May 14, 2010.

“Contemplated Transactions” means the transactions contemplated by this Agreement, including (a) the Merger, (b) the cancellation or assumption of the Options and Warrants as contemplated by Article II, (c) the consummation of the transactions contemplated by the Contribution Agreement, (d) the execution, delivery and performance of the other Ancillary Agreements, (e) the repayment or refinancing of any indebtedness required in connection with the Merger and (f) the payment of fees and expenses relating to any such transactions.

“Contingent Merger Consideration” means the amounts, if any, from time to time required to be distributed to the Eligible Earnout Recipients pursuant to Section 3.02 hereof.

“Continuing K2M Stockholder” means any Rollover Stockholder that continues to own any shares of capital stock of Parent and is an Accredited Investor at the time that any additional Parent Common Shares would be issued to such Person as Contingent Merger Consideration (as evidenced by an Accredited Investor Questionnaire confirming such Person’s status as an Accredited Investor or as otherwise determined by Parent).

“Contractual Obligation” means, with respect to any Person, any contract, agreement, deed, mortgage, lease, sublease, license, sublicense or other commitment, promise, undertaking, obligation, arrangement, instrument or understanding, whether written or oral, to which or by which such Person is a party or otherwise subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Converted Deemed Series A Preferred Share Number” means the sum of (i) the total number of shares of Company Common Stock that would be issuable immediately prior to the Effective Time if all Warrants exercisable for Series A Preferred Stock were exercised and the shares of Series A Preferred Stock acquired upon exercise were converted into shares of Company Common Stock at such time plus (ii) the Converted Outstanding Series A Preferred Share Number.

“Converted Outstanding Series A Preferred Share Number” means the total number of shares of Company Common Stock that would be issuable immediately prior to the Effective Time if all of the shares of Series A Preferred Stock then issued and outstanding were converted into shares of Company Common Stock at such time.

“Converted Outstanding Series B Preferred Share Number” means the total number of shares of Company Common Stock that would be issuable immediately prior to the Effective Time if all of the shares of Series B Preferred Stock then issued and outstanding were converted into shares of Company Common Stock at such time.

“Core Business” means the business of marketing and selling the Products.

“Core Business Revenue” means, for any Fiscal Year, the Revenues of the Company and its Subsidiaries from the Core Business for such Fiscal Year.

“CSSG” means the Complex Spine Study Group.

“Debt” means, with respect to any Person, and without duplication, all Liabilities, including all obligations in respect of principal, accrued interest, penalties, fees and premiums, of such Person (a) for borrowed money (including amounts outstanding under overdraft facilities), (b) evidenced by notes, bonds, debentures or other similar Contractual Obligations, (c) in respect of “earn-out” obligations and other obligations for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the Ordinary Course of Business), (d) for the capitalized liability under all capital leases of such Person (determined in accordance with GAAP), (e) in respect of letters of credit and bankers’ acceptances, (f) for Contractual Obligations relating to interest rate protection, swap agreements and collar agreements, in each case, to the extent payable if such Contractual Obligation is terminated at the Closing, and (g) in the nature of Guarantees of the obligations described in clauses (a) through (f) above of any other Person.

“DGCL” means the General Corporation Law of the State of Delaware.

“Earnout Acceleration Amount” means the product obtained by multiplying (a) the Earnout Notional Acceleration Amount by (b) a fraction, the numerator of which is the Fully-Diluted Earnout Share Number and the denominator of which is the Fully-Diluted Share Number.

“Earnout Committee” means a committee of the Board of Directors of Parent consisting of directors who were designated by WCAS XI pursuant to the Stockholders Agreement.

“Earnout Notional Acceleration Amount” means the net present value of the Estimated Remaining Earnout Notional Payment Amount (calculated as if such entire amount, as opposed to the corresponding Earnout Payment Amounts, were to be paid under Section 3.02) as of the closing of a Qualified Sale of the Company or Qualified IPO, as applicable, as determined by the Earnout Committee in good faith.

“Earnout Notional Cap” means, with respect to any Fiscal Year, the lesser of (a) $250,000,000 less the aggregate Earnout Notional Payment Amounts, if any, for all prior Fiscal Years and (b) the Annual Earnout Notional Cap.

“Earnout Notional Payment Amount” means, for each Fiscal Year, an amount equal to the lesser of (a) the product obtained by multiplying (i) 1.50 and (ii) the Adjusted Excess Revenue for such Fiscal Year and (b) the Earnout Notional Cap for such Fiscal Year (it being understood that if there is no Excess Revenue for any Fiscal Year, the Earnout Notional Payment Amount for such Fiscal Year shall be zero).

“Earnout Payment” means any payment made to the Eligible Earnout Recipients pursuant to the obligations set forth in Section 3.02 hereof.

“Earnout Payment Amount” means the product obtained by multiplying (a) the applicable Earnout Notional Payment Amount by (b) a fraction, the numerator of which is the Fully-Diluted Earnout Share Number and the denominator of which is the Fully-Diluted Share Number.

“Elective Notional Termination Amount” means (a) $250,000,000 less the sum of all Earnout Notional Payment Amounts for all Fiscal Years prior to the date of the notice given pursuant to Section 3.02(g) or (b) such lower amount as may be mutually agreed to in writing by the Earnout Committee and the Stockholders’ Committee in response to an offer by the Earnout Committee pursuant to Section 3.02(g).

“Elective Termination Amount” means the product obtained by multiplying (a) the Elective Notional Termination Amount by (b) a fraction, the numerator of which is the Fully-Diluted Earnout Share Number and the denominator of which is the Fully-Diluted Share Number.

“Employee Plan” means any plan, program, policy, arrangement or Contractual Obligation, whether or not reduced to writing, and whether covering a single individual or a group of individuals, that is (a) an “employee benefit plan” within the meaning of Section 3(3) of ERISA, (b) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based plan or (c) any other deferred-compensation, employment, consulting, retirement, severance, separation, termination, welfare-benefit, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, dental, vision, disability, workmen’s compensation, change-of-control, collective bargaining, reimbursement, bonus, profit-sharing, incentive or fringe-benefit or other compensatory plan, program, policy, arrangement, practice, understanding, agreement or contract.

“Encumbrance” means any charge, claim, community or other marital property interest, equitable or ownership interest, lien, license, option, pledge, security interest, mortgage, deed of trust, right of way, easement, encroachment, servitude, right of first offer or first refusal, buy/sell agreement and any other restriction or covenant with respect to, or condition governing the use, construction, voting (in the case of any Equity Interest or other security), transfer, receipt of income or exercise of any other attribute of ownership (other than, in the case of a security, any restriction on the transfer of such security arising solely under federal and state securities laws).

“Enforceable” means, with respect to any Contractual Obligation stated to be Enforceable by or against any Person, that such Contractual Obligation is a legal, valid and binding obligation enforceable by or against such Person in accordance with its terms, except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

“Environmental Laws” means any United States Federal, state or local or any foreign codes, Legal Requirements (including, without limitation, common law), ordinances, regulations, reporting or licensing requirements, rules, or statutes, Governmental Orders, notices, Permits or binding Contractual Obligations issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources or the presence, management, Release of, or exposure to, Hazardous Substances, or to human health and safety, including, without limitation: (i) the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §9601 et seq.; (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq., (“RCRA”); (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. §11001 et seq.); (iv) the Clean Air Act (42 U.S.C. §7401 et seq.); (v) the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.); (vi) the Toxic Substances Control Act (15 U.S.C. §2601 et seq.); (vii) the Hazardous Materials Transportation Act (49 U.S.C. §5101 et seq.); (viii) the Safe Drinking Water Act (41 U.S.C. §300f et seq.); (ix) any state, county, municipal, local or foreign statues, Legal Requirements or ordinances similar or analogous to the federal statutes listed in parts (i) - (viii) of this subparagraph; (x) any amendments to the statues, Legal Requirements or ordinances listed in parts (i) - (ix) of this subparagraph, regardless of whether in existence on the date of this Agreement; (xi) any rules, regulations, guidelines, directives, orders or the like adopted pursuant to or implementing the statutes, Legal Requirements, ordinances and amendments listed in parts (i) - (x) of this subparagraph; and (xii) any other law, statute, ordinance, amendment, rule, regulation, guideline, directive, order or the like in effect now or in the future relating to environmental, health or safety matters.

“Equity Interest” means, with respect to any Person, (a) any capital stock, partnership or membership interest, unit of participation or other similar interest (however designated) in such Person and (b) any option, warrant, purchase right, conversion right, exchange right or other Contractual Obligation which would entitle any other Person to acquire any such interest in such Person or otherwise entitle any other Person to share in, or receive payments with respect to, the equity, profits, earnings, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar rights).

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

“Escrow Agent” has the meaning provided in the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement among Parent, the Stockholders’ Committee and the Escrow Agent to be executed and delivered at Closing and substantially in the form of Exhibit D.

“Escrow Amount” means $14,922,412 (i.e., the product of (A) 0.07 multiplied by (B) the Upfront Base Value).

“Escrow Percentage” means a percentage determined by dividing (a) the Escrow Amount by (b) the difference obtained by subtracting the Preferred Stock Aggregate Preference Amount from the Upfront Purchase Price.

“Escrow Release Percentages” means:

(i) with respect to a Company Investor holding Company Shares (excluding Rollover Shares), Cash-Out Options, BSA Escrowed Options and/or Warrants, a percentage determined by dividing (a) the amount by which the Merger Consideration that would otherwise have been received by such Company Investor at the Closing pursuant to Sections 2.06(a), 2.06(b)(ii), 2.06(c)(ii), 2.08(b)(ii)(A), 2.08(b)(iii)(A) and/or 2.09(b)(A) was reduced pursuant to Section 2.11 by (b) the Escrow Amount;

(ii) with respect to a Rollover Stockholder, a percentage determined by dividing (a) the product determined by multiplying (x) the Common Per Share Closing Merger Consideration Amount by (y) the Escrow Percentage by (z) the number of Rollover Shares held by such Rollover Stockholder as of the Effective Time by (b) the Escrow Amount; and

(iii) with respect to an Optionholder whose Option was converted into a Parent Option pursuant to Section 2.08(b)(i), a percentage determined by dividing (a) the product determined by multiplying (x) the Common Per Share Closing Merger Consideration Amount by (y) the Escrow Percentage by (z) the number of shares of Company Common Stock covered by an Option outstanding as of the Effective Time that is converted pursuant to Section 2.08(b)(i) by (b) the Escrow Amount.

Notwithstanding the foregoing, for purposes of calculating an Escrow Release Percentage of a Company Investor who held Company Preferred Stock, (i) during the Series A Preferred Pause, the amount of Merger Consideration reduced by operation of Section 2.11 from payment otherwise due pursuant to Section 2.06(b)(ii) shall be excluded from the Escrow Amount, and (ii) during the Series B Preferred Pause, the amount of Merger Consideration reduced by operation of Section 2.11 from payment otherwise due pursuant to Section 2.06(c)(ii) shall be excluded from the Escrow Amount.

“Estimated Remaining Earnout Notional Payment Amount” means, in connection with a Qualified Sale of the Company or a Qualified IPO, an amount equal to the Earnout Committee’s good faith estimate of all future Earnout Notional Payment Amounts under Section 3.02, such good faith estimate to be prepared by the Earnout Committee following consultation with management of the Company and the Stockholders’ Committee; provided, that in no event shall the Estimated Remaining Earnout Notional Payment Amount exceed $250,000,000 less the aggregate Earnout Notional Payment Amounts for all prior Fiscal Years.

“Excess Revenue” means, for any Fiscal Year, (a) the Core Business Revenue for such Fiscal Year, less (b) the Target Revenue for such Fiscal Year; provided, that if the difference between (a) and (b) results in a negative number, the Excess Revenue for such Fiscal Year shall be zero.

“Existing Products” means the spinal surgery products, instruments and processes described on Annex 7, together with any other products, instruments and processes from time to time developed using the Intellectual Property listed on Annex 7 or the rights under the Contractual Obligations listed on Annex 7.

“Facilities” means any buildings, plants, improvements or structures located on the Real Property.

“Family Member” means, with respect to any individual, (a) such Person’s spouse, (b) each parent, brother, sister or child of such Person or such Person’s spouse, (c) the spouse of any Person described in clause (b) above, (d) each child of any Person described in clauses (a), (b) or (c) above, (e) each trust created for the benefit of one or more of the Persons described in clauses (a) through (d) above and (f) each custodian or guardian of any property of one or more of the Persons described in clauses (a) through (e) above in his or her capacity as such custodian or guardian.

“FDA” means the United States Food and Drug Administration.

“FDCA” means the Federal Food, Drug and Cosmetic Act of 1938, including the rules and regulations promulgated thereunder, and the FDA’s published policies and guidelines related thereto.

“Fiscal Year” means each of the four fiscal years of the Company ending on December 31, 2011, December 31, 2012, December 31, 2013 and December 31, 2014.

“Fully-Diluted Earnout Share Number” means the Fully-Diluted Share Number, less the aggregate number of shares of Company Common Stock that would have been issuable if each Option outstanding on the Closing Date (other than Cash-Out Options and BSA Escrowed Options) was exercised immediately prior to the Effective Time.

“Fully-Diluted Share Number” means (i) the Outstanding Common Share Number, plus (ii) the Converted Outstanding Series A Preferred Share Number, plus (iii) the Converted Outstanding Series B Preferred Share Number, plus (iv) the Option Share Number, plus (v) the Warrant Share Number.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governmental Authority” means any United States federal, state or local or any foreign government, or political subdivision thereof, or any multinational organization or authority, any quasi-governmental organization or any other authority, agency, body (including notified bodies) or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, ruling, decision, verdict, determination or award made, issued or entered by or with any Governmental Authority.

“Guarantee” means, with respect to any Person, (a) any guarantee of the payment or performance of, or any contingent obligation in respect of, any Debt or other Liability of any other Person, (b) any other arrangement whereby credit is extended to any obligor (other than such Person) on the basis of any promise or undertaking of such Person (i) to pay the Debt or other Liability of such obligor, (ii) to purchase any obligation owed by such obligor, (iii) to purchase or lease assets under circumstances that are designed to enable such obligor to discharge one or more of its obligations or (iv) to maintain the capital, working capital, solvency or general financial condition of such obligor and (c) any liability as a general partner of a partnership or as a venturer in a joint venture in respect of Debt or other Liabilities of such partnership or venture.

“Hazardous Substances” means any contaminants, pollutants, toxic substances, hazardous wastes, hazardous materials or hazardous substances, as any of the foregoing may be defined in any Environmental Law, including, without limitation, petroleum, petroleum products or fractions, asbestos, asbestos containing materials, urea formaldehyde, polychlorinated biphenyls and toxic molds.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Independent Third Party” means any Person who is not an Affiliate of Parent, the Company or WCAS XI.

“Intellectual Property” means any and all of the following in any jurisdiction throughout the world, and all rights pertaining thereto: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, provisional patent applications, divisionals, continuations, continuations-in-part, revisions, extensions, requests for continued examination, continued prosecution applications, and reexaminations relating to any of the foregoing, (b) all trademarks, service marks, certification marks, distinguishing guises, trade dress, logos, slogans, trade names, business names, corporate names, product names, Internet domain names, and vanity phone registrations, together with all translations, adaptations, derivations and combinations thereof, including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all works of authorship, industrial designs, industrial models, proprietary designs, website content, and databases, and all copyrights, and all applications, registrations, renewals and extensions in connection therewith, (d) all trade secrets and confidential business information and data (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, potential customer lists, prospect lists, pricing and cost information, and business and marketing plans, proposals, and methods), (e) all advertising and promotional materials, (f) all Software, (g) any and all other intellectual property and proprietary rights or interests, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

“Legal Requirement” means any United States federal, state or local or any foreign law, statute, standard, ordinance, code, rule, regulation, resolution or promulgation, or any Governmental Order, or any Permit granted under any of the foregoing, or any similar provision having the force or effect of law.

“Liability” means, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether directly incurred or consequential, whether due or to become due and whether or not required under GAAP to be accrued on the financial statements of such Person.

“Locked Box Amount” means the aggregate amount of any payments made by the Company or any of its Subsidiaries from the Most Recent Balance Sheet Date to the Closing Date: (a) in respect of Debt, (b) in respect of Seller Transaction Expenses, (c) to or for the benefit of any Stockholder or Affiliate of any Stockholder (other than Compensation payments made to employees and consultants and payments under and as required by other existing Contractual Obligations disclosed on the Disclosure Schedules, in each case, in the Ordinary Course of Business) or (d) to reduce any Taxes or other Liability that would be been subject to indemnification in favor of the Parent Indemnified Persons under Section 10.02 or 10.03 of this Agreement (without regard to the monetary limitations contained in Article X) if such Taxes or Liability would have remain unpaid through the Effective Time (other than any such payments referred to in this clause (d) that were made in the Ordinary Course of Business).

“Loss” means any and all Liabilities, losses, damages, bonds, dues, assessments, fines, penalties, Taxes, fees, costs (including costs of investigation, defense and enforcement of this Agreement and the Sell Side Ancillary Agreements), expenses or amounts paid in settlement, including but not limited to the costs and expenses of any investigation, defense or settlement of an Action or claim, the costs and expenses associated with the enforcement of this Agreement or any Sell Side Ancillary Agreement (but only to the extent that the underlying right to indemnification of the party seeking enforcement is established) and any fees or expenses of attorneys, accountants or other experts or consultants retained in connection with any such Action or claim or the enforcement of this Agreement.

“Material Adverse Effect” means any event, change, fact, condition, circumstance or occurrence that, when considered either individually or in the aggregate together with all other adverse events, changes, facts, conditions, circumstances or occurrences with respect to which such phrase is used in this Agreement, has had or would reasonably be expected to have a material adverse effect on (A) the business, operations, results of operations, properties, assets or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (B) the ability of the Company to consummate the Contemplated Transactions excluding any effect resulting from (i) changes in the financial or securities markets or general economic conditions in the United States not having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, as compared to other participants in the Company’s industry, (ii) acts of war, sabotage or terrorism or natural disasters involving the United States of America, (iii) changes in the markets for tools and devices used in spine surgery generally not having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the Company’s industry, (iv) changes in Applicable Law or (v) the announcement or consummation of the transactions contemplated by this Agreement.

“Merger Consideration” means the consideration payable to holders of the Company Equity Securities as described in Articles II and III.

“Net Working Capital” means the difference between (a) the combined current assets (including cash and cash equivalents, accounts receivable, inventory, and prepaid expenses) of the Company and its Subsidiaries reflected in the line items included in the Net Working Capital Calculation Schedule and (b) the combined current liabilities of the Company and its Subsidiaries reflected in the line items included in the Net Working Capital Calculation Schedule, in each case, calculated as of the close of business on the day immediately preceding the Closing Date in accordance with the Accounting Principles; provided, that Net Working Capital shall not take into account any amounts in respect of Tax assets or Tax liabilities, the current portions of any amounts reflected in the Closing Debt Amount or any accrued liabilities that constitute Seller Transaction Expenses or, for clarification, any fees or expenses of the Buyer Parties incurred in connection with preparing for, evaluating, negotiating or consummating the Contemplated Transactions, whether or not reimbursed or reimursable by the Company.

“Net Working Capital Adjustment Amount” means the difference (positive or negative) between (a) the Net Working Capital and (b) the Net Working Capital Target; provided, however, that if the absolute value of the difference between the Net Working Capital and the Net Working Capital Target is less than the Working Capital Collar Amount, then the Net Working Capital Adjustment Amount shall be deemed to be $0.

“Net Working Capital Calculation Schedule” means the illustrative calculation of Net Working Capital attached as Schedule 1.01 hereto.

“Net Working Capital Target” means $24,200,000.

“OIG Subpoena” means that certain subpoena dated May 6, 2010 issued by the Office of Inspector General of the Department of Health and Human Services to the Company.

“Option” means an option or right to purchase Company Common Stock pursuant to a stock option agreement.

“Option Share Number” means the aggregate number of shares of Company Common Stock that would be issuable if each Option outstanding on the Closing Date was exercised immediately prior to the Effective Time.

“Ordinary Course of Business” means, with respect to an action taken by any Person, that the action is taken in the ordinary course of such Person’s business consistent with the past customs and practices of such Person (including, after giving effect to changes in proportion to the Company’s growth, past practice with respect to quantity, amount, magnitude and frequency, standard employment and payroll policies, past practices with respect to the maintenance and licensing of Intellectual Property and past practice with respect to management of working capital and the making of capital expenditures) and is taken in the ordinary course of the normal operations of such Person.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all by-laws, voting agreements and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Outstanding Common Share Number” means the total number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time.

“Outstanding Series A Preferred Share Number” means the total number of shares of Series A Preferred Stock that are issued and outstanding immediately prior to the Effective Time.

“Outstanding Series B Preferred Share Number” means the total number of shares of Series B Preferred Stock that are issued and outstanding immediately prior to the Effective Time.

“Parkwood Arrangement Termination Amount” means $652,500.

“Parkwood Contribution Agreement” means the Contribution Agreement dated as of October 20, 2008 between Parkwood, LLC and the Company.

“Per Share Additional Cash Percentage” means the quotient obtained by dividing one (1) by the Fully-Diluted Earnout Share Number; provided, that, for purposes of calculating the Per Share Additional Cash Percentage (i) during the Series A Preferred Pause, the Converted Deemed Series A Preferred Share Number shall be excluded from the Fully-Diluted Earnout Share Number, and (ii) during the Series B Preferred Pause, the Converted Outstanding Series B Preferred Share Number shall be excluded from the Fully-Diluted Earnout Share Number.

“Per Share Earnout Acceleration Amount” means the quotient obtained by dividing (a) the amount of the applicable Earnout Notional Acceleration Amount by (b) the Fully-Diluted Share Number.

“Per Share Earnout Payment Amount” means any of the Per Share Earnout Acceleration Amount, Per Share Earnout Standard Payment Amount or Per Share Elective Termination Amount as becomes due to the Eligible Earnout Recipients (or subset thereof) pursuant to Section 3.02; provided, that, for purposes of calculating the Per Share Earnout Acceleration Amount, Per Share Earnout Standard Payment Amount or Per Share Elective Termination Amount, (i) during the Series A Preferred Pause, the Converted Deemed Series A Preferred Share Number shall be excluded from the Fully-Diluted Share Number and (ii) during the Series B Preferred Pause, the Converted Outstanding Series B Preferred Share Number shall be excluded from the Fully-Diluted Share Number.

“Per Share Earnout Standard Payment Amount” means the quotient obtained by dividing (a) the amount of the applicable Earnout Notional Payment Amount by (b) the Fully-Diluted Share Number.

“Per Share Elective Termination Amount” means the quotient obtained by dividing (a) the amount of the Elective Notional Termination Amount by (b) the Fully-Diluted Share Number.

“Permits” means, with respect to any Person, any license, franchise, permit, consent, approval, right, privilege, certificate or other similar authorization issued by, or otherwise granted by, any Governmental Authority to which or by which such Person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Permitted Encumbrance” means (a) statutory liens for current Taxes not yet due and payable and (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the Ordinary Course of Business (i) the existence of which would not constitute an event of default under, or breach of, a Real Property Lease or (ii) that has not caused a Liability of the Company to become overdue or otherwise in default.

“Person” means any individual or any corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, Governmental Authority or other entity of any kind.

“Physician Investor” means any Company Investor that is either (a) a physician who has entered into an agreement with the Company or its Subsidiaries or (b) is a surgeon. Annex 8 contains a list of all Physician Investors.

“Physician Investor Revenues” means (A) Revenues attributable to Products used in surgeries personally performed by Physician Investors and (B) Revenues attributable to Products that are not generated in accordance with Company’s compliance policies.

“Pipeline Products” means the spinal surgery products, instruments, implements, components, parts, accessories and processes described on Annex 9, together with any other products, instruments and processes from time to time developed using the Intellectual Property listed on Annex 9 or the rights under the Contractual Obligations listed on Annex 9.

“Post-Closing Tax Period” means any and all taxable periods beginning after the Closing Date and the portion beginning after the Closing Date for any taxable period that includes (but does not end on) the Closing Date.

“Pre-Closing Covenant” means any covenant or agreement on the part of any party hereto that is contained in this Agreement and that is required to be performed in its entirely on or prior to the Closing Date.

“Predecessor” means, with respect to any specified Person, (a) any other Person that has ever merged or consolidated with or into such specified Person or been converted into such person or (b) any other Person all or substantially all of whose assets has ever been acquired by such specified Person (whether by purchase, upon liquidation or otherwise).

“Preferred Stock Aggregate Preference Amount” means the sum of (i) the Series A Preferred Aggregate Preference Amount and (ii) the Series B Preferred Aggregate Preference Amount.

“Products” means each of the Existing Products, each of the Pipeline Products and each other proprietary spinal surgery implant, instrument, implement, component, part, accessory or product that is (A) designed and developed by employees of the Company and its Subsidiaries or members of the Company’s Board of Scientific Advisors (other than those for which clinical testing is undertaken to pursue FDA clearance or approval and for which an investigational device exemption has been requested from the FDA pursuant to 21 C.F.R. Part 812) and first marketed or sold by the Company and its Subsidiaries after the Closing Date and prior to December 31, 2014, excluding any Acquired Products or (B) referred to in the proviso contained in the definition of Acquired Products.

“PSD Agreement” means the Development and Supply Agreement dated as of October 24, 2008 between the Company and Promethean Surgical Devices, Inc.

“Public Offering” means a firm commitment underwritten public offering of common equity of Parent or the Company (or another parent company thereof) pursuant to an effective registration statement under the Securities Act (other than a registration statement on Form S-4 or Form S-8 or any successor form).

“Qualified IPO” means a Public Offering that generates proceeds (net of the underwriting discounts or commissions and offering expenses) to the Company in excess of the greater of (A) $100,000,000 and (B) the sum of (i) all amounts (including all Deferred Payment Amounts) then due and payable under Section 3.02 and (ii) the portion of the Estimated Remaining Earnout Notional Payment Amount that would be payable to Eligible Earnout Recipients under Section 3.02(e), in each case after which such common equity sold in such Public Offering is listed on the New York Stock Exchange, the NASDAQ Global Market or the NASDAQ Global Select Market.

“Qualified Sale of the Company” means a Sale of the Company that (a) occurs less than one (1) year following the Closing Date, or (b) results in WCAS XI achieving, upon the closing of such Sale of the Company, a cumulative cash-on-cash internal rate of return (determined in accordance with methods then generally prevailing in the securities industry and on a basis consistent with comparable determinations made for purposes of WCAS XI’s agreement of limited partnership) in excess of 1.70 times the Sponsor Investment, after giving effect to any related payment of an Earnout Acceleration Amount paid to Eligible Earnout Recipients in connection with any related Qualified Sale Acceleration Election.

“Registrations” means authorizations and/or approvals issued by any Governmental Authority (including premarket approval applications, premarket notifications, investigational device exemptions, clearances and approvals, establishment registrations, manufacturing approvals or authorizations, CE markings, pricing and reimbursement approvals, labeling approvals or their foreign equivalent) held by the Company or any of its Subsidiaries as of the Closing, that are required for the manufacture, distribution, marketing, storage, transportation, use and sale of the products currently being sold by, or otherwise for the operation of, the Company or any of its Subsidiaries.

“Representative” means, with respect to any Person, any director, officer, employee, agent, manager, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Requisite Company Stockholder Approval” means (a) the affirmative vote of the holders of a majority of the outstanding Company Shares (voting on an as-converted basis) approving and adopting this Agreement and the transactions contemplated hereby (including the Merger) and (b) the affirmative vote of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class, approving and adopting this Agreement and the transactions contemplated hereby (including the Merger), confirming that the Contemplated Transactions constitute a “Liquidity Event” under the Company’s Amended and Restated Certificate of Incorporation and waiving any prior notice requirements under the Company’s Amended and Restated Certificate of Incorporation in connection with the Merger.

“Revenues” means net revenues (as determined in accordance with the Accounting Principles) but shall in no event include Physician Investor Revenues.

“Rollover Stockholder” means each of the Company Investors listed on Annex 2 hereto who has executed and delivered the Contribution Agreement and an Accredited Investor Questionnaire confirming such Company Investor’s status as an Accredited Investor.

“Sale of the Company” means any of the following: (a) a merger or consolidation of Parent into or with any Independent Third Party, or a sale, exchange, conveyance or other disposition of Equity Interests of Parent to an Independent Third Party, in a single transaction or a series of related transactions, as a result of which the equity holders of Parent immediately prior to such merger, consolidation, sale, exchange, conveyance or other disposition (determined at the time of the first of such series of transactions) beneficially own (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934) less than a majority (determined by reference to voting as well as economic rights) of Parent’s or any successor entity’s or acquiring entity’s issued and outstanding Equity Interests immediately after such merger, consolidation, sale, exchange, conveyance or other disposition or series of such transactions (provided that a Public Offering shall not be a Sale of the Company); or (b) a single transaction or series of related transactions pursuant to which an Independent Third Party acquires all or substantially all of Parent’s assets determined on a consolidated basis, including through the purchase of Equity Interests of one or more Subsidiaries of Parent.

“Securities Act” means the Securities Act of 1933.

“Sell Side Ancillary Agreements” means each of the Company Closing Certificates and any paying agent agreement.

“Seller Transaction Expenses” means all costs, fees and expenses incurred in connection with or in anticipation of the negotiation, execution and delivery of this Agreement and the Ancillary Agreements or the consummation of the Contemplated Transactions or in connection with or in anticipation of any alternative transactions considered by the Company or its Subsidiaries or Affiliates to the extent such costs, fees and expenses are payable or reimbursable by the Company or a Subsidiary thereof, including, (a) all fees and expenses payable to Piper Jaffray & Co. (or an Affiliate thereof) and all other brokerage fees, commissions, finders’ fees or financial advisory fees so payable, (b) the fees and expenses of Pillsbury Winthrop Shaw Pittman LLP, Morgan, Lewis & Bockius LLP and all other fees and expenses of legal counsel, accountants, consultants and other experts and advisors so payable, (c) all Change of Control Payments (but only to the extent that the aggregate amount of such Change of Control Payments exceeds the difference between (i) $1,000,000 less (ii) the aggregate amount of the bonuses set forth on Annex 5, upon which any amounts in excess of such threshold amount will constitute Seller Transaction Expenses), (d) the Stockholders’ Committee Expense Cash, (e) all premiums, fees and expenses for and with respect to the Tail Policy, (f) the BSA Unvested Option Escrow Deposit and (g) the Parkwood Arrangement Termination Amount.

“Series A Preferred Aggregate Preference Amount” means the product of (i) the Series A Preferred Per Share Preference Amount multiplied by (ii) the Outstanding Series A Preferred Share Number.

“Series A Preferred Pause” means the period between (i) the point in the distribution of Merger Consideration when each holder of shares of Series A Preferred Stock has received consideration equal to $9.00 per share of Series A Preferred Stock in respect of amounts paid pursuant to or as referred to in Sections 2.06(b)(i) - (v) (excluding any amounts deposited into the Escrow Account or escrowed pursuant to Section 10.04(b) until such time as any such amounts are paid to the holder of shares of Series A Preferred Stock) and (ii) such point as each holder of Common Stock has received $9.00 per share of Common Stock (not including Rollover Shares), during which period no holder of Series A Preferred Stock will receive any additional payments on account of shares of Series A Preferred Stock.

“Series A Preferred Per Share Preference Amount” means $3.00.

“Series B Preferred Aggregate Preference Amount” means the product of (i) the Series B Preferred Per Share Preference Amount multiplied by (ii) the Outstanding Series B Preferred Share Number.

“Series B Preferred Pause” means the period between (1) the point in the distribution of Merger Consideration when each holder of shares of Series B Preferred Stock has received consideration equal to $9.00 per share of Series B Preferred Stock in respect of amounts paid pursuant to or as referred to in Sections 2.06(c)(i) - (v) (excluding any amounts deposited into the Escrow Account or escrowed pursuant to Section 10.04(b) until such time as any such amounts are paid to the holder of shares of Series B Preferred Stock) and (ii) such time as each holder of Common Stock has received $9.00 per share of Common Stock (not including Rollover Shares) during which period no holder of Series B Preferred Stock will receive any additional payments on account of shares of Series B Preferred Stock.

“Series B Preferred Per Share Preference Amount” means $4.00.

“SILO Group” means any subgroup of health care professionals selected by the Company to focus on the research and development of specific products, but excluding (a) those Persons that are compensated by the Company primarily to make inventions in connection with their participation in such subgroups, (b) the BSA and (c) those Persons that are members of such subgroup and also are members of the BSA.

“Software” means computer programs or data, whether in source code, object code, firmware or other form, and all design, development, flow charts and other materials, whether in electronic, paper or other form, relating to any of the foregoing and all user manuals, systems manuals, and other documentation of any kind, whether in electronic, paper or other form, relating to any of the foregoing.

“Sponsor Investment” means, as of a date of determination, (a) the amount of WCAS XI’s cash investment in Parent pursuant to the Contribution Agreement, plus (b) the amount of any additional cash investment by WCAS XI in Parent prior to such date of determination.

“Stockholder” means a holder of record of shares of Company Common Stock or Company Preferred Stock.

“Stockholders Agreement” means the Stockholders Agreement of Parent to be executed at Closing in substantially the form of Exhibit C to the Contribution Agreement.

“Stockholders’ Committee” means a committee formed pursuant to this Agreement on the date hereof whose initial members consist of John P. Kostuik, Theodore Lundberg, Lewis Parker, Gordon Donald and John Andres, as such members are replaced from time to time in accordance with the SCAA and Article XI of this Agreement.

“Stockholders’ Committee Custody Account” means a bank account to be designated and established by, and maintained under the exclusive control of, the Stockholders’ Committee (including a bank account maintained by a trust or other entity controlled solely by members of the Stockholders’ Committee).

“Stockholders’ Committee Expense Cash” means an amount equal to $1,500,000.

“Stockholders’ Expense Cash Release Date” means that date which is the later of (i) 90 days after the final Earnout Payment or (ii) 90 days after all disputes related to (A) all assertions of any Loss under Article X or (B) amounts due to Eligible Earnout Recipients pursuant to Section 3.02 hereof have been resolved in the opinion of a majority of the Stockholders’ Committee.

“Subsidiary” means, with respect to any specified Person, any other Person of which such specified Person, directly or indirectly through one or more Subsidiaries, (a) owns at least 50% of the outstanding Equity Interests entitled to vote generally in the election of the board of directors or similar governing body of such other Person, or (b) has the power to generally direct the business and policies of that other Person, whether by contract or as a general partner, managing member, manager, joint venturer, agent or otherwise.

“Support Agreement” means a voting and support agreement to be entered into by the Stockholders executing the Company Stockholder Written Consent on the date hereof.

“Target Revenue” means, for the Fiscal Year ending December 31, 2011, $119,600,000; for the Fiscal Year ending December 31, 2012, $147,200,000; for the Fiscal Year ending December 31, 2013, $180,300,000; and for the Fiscal Year ending December 31, 2014, $220,100,000.

“Tax” or “Taxes” means (a) any and all federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto and (b) any liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes as a transferee or successor or by Contractual Obligation.

“Tax Return” means any return, declaration, report, estimate, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transfer Taxes” means transfer, documentary, sales, use, stamp, registration and other such Taxes, and any conveyance fees or recording charges incurred in connection with the Contemplated Transactions.

“Treasury Regulations” means the regulations promulgated under the Code.

“Upfront Base Value” means $213,177,328.

“Upfront Purchase Price” means an amount equal to (i) the Upfront Base Value, less (ii) the Closing Debt Amount, less (iii) the amount of any Seller Transaction Expenses not otherwise paid prior to the Closing Date, plus (iv) the Net Working Capital Adjustment Amount (if Net Working Capital is greater than the Net Working Capital Target), less (v) the Net Working Capital Adjustment Amount (if Net Working Capital is less than the Net Working Capital Target), less (vi) the Locked Box Amount.

“Warrant” means an outstanding warrant to purchase Company Common Stock or Series A Preferred Stock.

“Warrant Share Number” means the aggregate number of shares of Company Common Stock that would be issuable immediately prior to the Effective Time if each Warrant was exercised at such time (and any shares of Company Preferred Stock acquired upon such exercise are converted into Company Common Stock immediately following such exercise).

“Working Capital Collar Amount” means $3,630,000.

Section 1.02 Certain Matters of Construction.

(a) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(b) Section and subsection headings are not to be considered part of this Agreement, are included solely for convenience, are not intended to be full or accurate descriptions of the content of the Sections or subsections of this Agreement and shall not affect the construction hereof.

(c) Except as otherwise explicitly specified to the contrary herein, (i) the words “hereof,” “herein,” “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or subsection of this Agreement and reference to a particular Section of this Agreement shall include all subsections thereof, (ii) references to a Section, Exhibit, Annex or Schedule mean a Section of, or Exhibit, Annex or Schedule to this Agreement, unless another document is specified, (iii) definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender shall include each other gender, (iv) the word “including” means including without limitation, (v) any reference to “$” or “dollars” means United States dollars and (vi) references to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rule or regulation, in each case as amended or otherwise modified from time to time.

(d) Only that information which has been made available to the Buyer Parties in the “virtual data room” created for purposes of the sale of the Company as such data room existed as of July 1, 2010 or which was actually physically delivered or delivered by email prior to the date hereof to the Buyer Parties or their counsel shall be considered to have been “delivered” or “made available” to the Buyer Parties for purposes of this Agreement.

(e) The Disclosure Schedule shall be organized into sections and subsections that correlate to the sections and subsections of the representations and warranties set forth herein. Any item or matter disclosed in any section or subsection of the Disclosure Schedule shall only be deemed to modify, qualify or disclose an exception to the specific representations or warranties set forth herein that are identified by the same section or subsection; provided, however, that any item or matter disclosed on a particular section or subsection of the Disclosure Schedule with respect to any representation or warranty set forth herein shall be deemed disclosed and incorporated by reference in any other section or subsection of the Disclosure Schedule with respect to any other representation or warranty set forth herein to the extent such item or matter is disclosed in such a way as to make its relevance to the information called for by such other section or subsection of the Disclosure Schedule reasonably apparent on its face. Notwithstanding anything to the contrary contained herein, no item or matter disclosed in the Disclosure Schedule shall be deemed disclosed and incorporated by reference for purposes of modifying, qualifying or disclosing an exception to the representation in Section 4.07(a). The information contained in the Disclosure Schedule is disclosed solely for the purposes of this

Agreement, and no information contained therein shall be deemed to be an admission by any party to this Agreement to any third party of any matter whatsoever, including of any violation of Legal Requirements or breach of any agreement. Capitalized terms used in the Disclosure Schedule and not otherwise defined therein shall have the meanings given to such terms in this Agreement. Certain information included in the Disclosure Schedule has been included solely for informational purposes. The inclusion of information in the Disclosure Schedule shall not be deemed an admission or acknowledgment by the Company that such information is required to be listed in the Disclosure Schedule, that such items are material to the Company and its Subsidiaries, that the items listed necessarily meet relevant dollar thresholds for disclosure, that such items are expected to have a Material Adverse Effect or that such items are within or outside of the Ordinary Course of Business. Furthermore, the inclusion in the Disclosure Schedule of information or the exclusion of information from the Disclosure Schedule will not be deemed to establish any level of materiality for purposes of this Agreement.

(f) The parties intend that each representation, warranty and covenant contained herein will have independent significance. If any party has breached or violated, or if there is an inaccuracy in, any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same or similar subject matter (regardless of the relative levels of specificity) which the party has not breached or violated, or in respect of which there is not an inaccuracy, will not detract from or mitigate the fact that the party has breached or violated, or there is an inaccuracy in, the first representation, warranty or covenant.

(g) Unless the context clearly requires otherwise, when used herein “or” shall not be exclusive (i.e., “or” shall mean “and/or”).

(h) For the convenience of the parties an index of additional terms defined throughout this Agreement has been included at the end of this Agreement but does not form a part of this Agreement.

ARTICLE II

THE MERGER.

Section 2.01 The Merger. At the Effective Time, on the terms and subject to the conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger under the name “K2M, Inc.” and shall succeed to and assume all of the rights and obligations of the Company and Merger Sub in accordance with the DGCL. As the context requires, the Company is sometimes herein referred to as the “Surviving Corporation”.

Section 2.02 Closing. The closing of the Merger and the other Contemplated Transactions (the “Closing”) shall take place at the offices of Ropes & Gray LLP, 1211 Avenue of the Americas, New York, New York, beginning as promptly as practicable following, but in no event later than 10:00 a.m. (New York City time) on the second Business Day following, the satisfaction or waiver of each of the conditions set forth in Articles VII and VIII hereof (other than those conditions which can be satisfied only at the Closing, but subject to the satisfaction or waiver of such conditions at Closing), or at such other time and place as may be agreed to by Parent and the Company. Subject to the provisions of Article IX of this Agreement, the failure to consummate the Closing on the date and time determined pursuant to this Section 2.02 shall not result in the termination of this Agreement and shall not relieve any party to this Agreement of any obligation under this Agreement. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

Section 2.03 Effective Time. At the Closing, the Buyer Parties and the Company shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective upon such filing or at such time thereafter as the Buyer Parties and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

Section 2.04 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

Section 2.05 Governing Documents; Officers and Directors.

(a) Effective upon and as part of the Merger, the Second Amended and Restated Certificate of Incorporation of the Company shall be amended and restated in its entirety to be the same as set forth in Exhibit E-1 hereto and, as so amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation following the Merger until thereafter amended in accordance with its terms and the DGCL.

(b) The Company shall take all required corporate action so that the Bylaws set forth in Exhibit E-2 hereto shall be the Bylaws of the Surviving Corporation following the Merger until thereafter amended in accordance with the DGCL, the Certificate of Incorporation of the Surviving Corporation and the Bylaws of the Surviving Corporation.

(c) The directors of Merger Sub (or alternative designees specified by Parent prior to the Closing) and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors and officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and Bylaws.

Section 2.06 Effect of the Merger on the Capital Stock of the Constituent Corporations in the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any shares of common stock, $.01 par value, of Merger Sub (the “Merger Sub Common Stock”) or any holder of Company Shares:

(a) Company Common Stock. Each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than (i) any share that is a Dissenting Share and (ii) any share that is owned by the Company, by Parent or by a Subsidiary of either the Company or Parent, including any Rollover Share), shall be converted into the right to receive, without interest thereon, subject to Section 2.06(f) (Contingent Nature of Certain Merger Consideration; Absolute Authority of the Stockholders’ Committee), Section 2.11 (Escrow Reduction), Section 2.12 (Withholding),

Section 3.01 (Adjustments to the Upfront Purchase Price), Section 3.02 (Earnout Provisions), Article X (Indemnification) and Article XI (Stockholders’ Committee) of this Agreement and the terms and conditions of the Escrow Agreement:

(i)	cash in an amount equal to the Common Per Share Closing Merger Consideration Amount,

plus

(ii)	with respect to any Contingent Merger Consideration that is to be distributed pursuant to this Agreement, cash in an amount equal to the Per Share Earnout Payment Amount,

plus

(iii)	cash in an amount equal to the product obtained by multiplying (A) the Per Share Additional Cash Percentage by (B) the amount of any funds distributed to the Company Investors pursuant to Sections 3.01(f), 6.12(c), 10.05(b) and 11.01(e), if any,

plus

(iv)	a portion of any amounts distributed to the Company Investors from the Escrow Account determined based on the Escrow Release Percentage for the holder of such share of Company Common Stock.

(b) Series A Preferred Stock. Each share of Series A Preferred Stock that is issued and outstanding immediately prior to the Effective Time (other than (i) any share that is a Dissenting Share and (ii) any share that is owned by the Company, by Parent or by a Subsidiary of either the Company or Parent), shall be converted into the right to receive, without interest thereon, subject to Section 2.06(f) (Contingent Nature of Certain Merger Consideration; Absolute Authority of the Stockholders’ Committee), Section 2.11 (Escrow Reduction), Section 2.12 (Withholding), Section 3.01 (Adjustments to the Upfront Purchase Price), Section 3.02 (Earnout Provisions), Article X (Indemnification) and Article XI (Stockholders’ Committee) of this Agreement and the terms and conditions of the Escrow Agreement:

(i)	cash in an amount equal to the Series A Preferred Per Share Preference Amount,

plus

(ii)	cash in an amount equal to the product obtained by multiplying (A) the Common Per Share Closing Merger Consideration Amount by (B) the number of shares of Company Common Stock into which such share of Company Preferred Stock was convertible immediately prior to the Effective Time, plus

(iii)	with respect to any Contingent Merger Consideration that is to be distributed pursuant to this Agreement, cash in an amount equal to the product obtained by multiplying (A) the Per Share Earnout Payment Amount by (B) the number of shares of Company Common Stock into which such share of Company Preferred Stock was convertible immediately prior to the Effective Time, plus

(iv)	cash in an amount equal to the product obtained by multiplying (A) the number of shares of Company Common Stock into which such share of Company Preferred Stock was convertible immediately prior to the Effective Time by (B) the Per Share Additional Cash Percentage by (C) the amount of any funds distributed to the Company Investors pursuant to Sections 3.01(f), 6.12(c), 10.05(b) and 11.01(e), if any,

plus

(v)	a portion of any amounts distributed to the Company Investors from the Escrow Account determined based on the Escrow Release Percentage for the holder of such share of Company Preferred Stock.

Notwithstanding the foregoing, no amounts will be paid with respect to Sections 2.06(b)(iii), (iv) and (v), during the Series A Preferred Pause; provided, that, after the Series A Preferred Pause has ended, the holder of such share of Series A Preferred Stock will receive any additional amounts payable under Sections 2.06(b)(iii), (iv) and (v).

(c) Series B Preferred Stock. Each share of Series B Preferred Stock that is issued and outstanding immediately prior to the Effective Time (other than (i) any share that is a Dissenting Share and (ii) any share that is owned by the Company, by Parent or by a Subsidiary of either the Company or Parent), shall be converted into the right to receive, without interest thereon, subject to Section 2.06(f) (Contingent Nature of Certain Merger Consideration; Absolute Authority of the Stockholders’ Committee), Section 2.11 (Escrow Reduction), Section 2.12 (Withholding), Section 3.01 (Adjustments to the Upfront Purchase Price), Section 3.02 (Earnout Provisions), Article X (Indemnification) and Article XI (Stockholders’ Committee) of this Agreement and the terms and conditions of the Escrow Agreement:

(i)	cash in an amount equal to the Series B Preferred Per Share Preference Amount,

plus

(ii)	cash in an amount equal to the product obtained by multiplying (A) the Common Per Share Closing Merger Consideration Amount by (B) the number of shares of Company Common Stock into which such share of Company Preferred Stock was convertible immediately prior to the Effective Time, plus

(iii)	with respect to any Contingent Merger Consideration that is to be distributed pursuant to this Agreement, cash in an amount equal to the product obtained by multiplying (A) the Per Share Earnout Payment Amount by (B) the number of shares of Company Common Stock into which such share of Company Preferred Stock was convertible immediately prior to the Effective Time, plus

(iv)	cash in an amount equal to the product obtained by multiplying (A) the number of shares of Company Common Stock into which such share of Company Preferred Stock was convertible immediately prior to the Effective Time by (B) the Per Share Additional Cash Percentage by (C) the amount of any funds distributed to the Company Investors pursuant to Sections 3.01(f), 6.12(c), 10.05(b) and 11.01(e), if any,

plus

(v)	a portion of any amounts distributed to the Company Investors from the Escrow Account determined based on the Escrow Release Percentage for the holder of such share of Company Preferred Stock.

Notwithstanding the foregoing, no amounts will be paid with respect to Sections 2.06(c)(iii), (iv) and (v), during the Series B Preferred Pause; provided, that, after the Series B Preferred Pause has ended, the holder of such share of Series B Preferred Stock will receive any additional amounts payable under Sections 2.06(c)(iii), (iv) and (v).

(d) Merger Sub Common Stock. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

(e) Cancellation of Certain Excluded Shares. Each Company Share that is owned by the Company, by Parent or by a Subsidiary of either the Company or Parent (including all of the Rollover Shares) or held in the treasury of the Company at the Effective Time shall be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(f) Contingent Nature of Certain Merger Consideration; Absolute Authority of the Stockholders’ Committee. Notwithstanding anything to the contrary contained in any of Sections 2.06(a), 2.06(b) or 2.06(c) above or otherwise in this Agreement or any Ancillary Agreement, (i) no Stockholder shall have any right to, or any interest or claim relating to, the Escrow Cash, any Contingent Merger Consideration or any amount under Sections 3.01(f), 6.12(c), 10.05(b) or 11.01(e) unless and until it has been finally determined in accordance with the terms and conditions of this Agreement and the Escrow Agreement that such funds or other property are to be distributed to such Stockholder in accordance with the terms and conditions of this Agreement or the Escrow Agreement, as applicable, and the Merger Consideration shall not be deemed to include any such funds or other property unless and until it is distributed in accordance with the terms and conditions of this Agreement or the Escrow Agreement, as applicable, and (ii) the appointment of and the grant of sole and exclusive authority to the Stockholders’ Committee under Article XI with respect to all matters relating to the Escrow Cash and the Contingent Merger Consideration under this Agreement, the Escrow Agreement and otherwise is an integral component of the terms and conditions of this Agreement and the Merger. In furtherance of the foregoing, each Letter of Transmittal sent to a Stockholder who did not execute the SCAA shall require such Stockholder to specifically acknowledge and agree to Sections 10.02(f) and Article XI of this Agreement. The failure on the part of any Stockholder to deliver a Letter of Transmittal containing such acknowledgment and agreement shall in no way lessen the effectiveness of this Section 2.06(f) or Article XI with respect to such Stockholder.

Section 2.07 Cancellation and Retirement of Company Shares. As of the Effective Time, all shares of Company Common Stock and Company Preferred Stock that are issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate representing any such Company Shares (other than Dissenting Shares and shares that were owned by the Company, by Parent or by a Subsidiary of either the Company or Parent at the Effective Time, including the Rollover Shares) shall be converted into the right to receive the applicable Merger Consideration described herein, without interest thereon. From and after the Effective Time, there shall be no further registration of transfers on the records of the Company of Company Shares which were outstanding immediately prior to the Effective Time.

Section 2.08 Treatment of Options.

(a) Company Stock Plans and Options. A listing of each of the Company’s (and, to the extent covering employees or other service providers to the Company or its Subsidiaries, its Affiliates’) stock option plans, programs, agreements and arrangements (collectively, the “Company Stock Plans”) and all outstanding Options is set forth on Schedule 2.08(a). Schedule 2.08(a) also sets forth with respect to each Option the name of the Company Stock Plan under which such Option was issued, the holder thereof (each an “Optionholder”), the number of shares subject thereto, the exercise price thereof and the dates of scheduled vesting thereof and describes any terms thereof that require acceleration of such vesting by virtue of the Contemplated Transactions, either alone or in connection with any other event. Prior to Closing, the Board of Directors of the Company (or an authorized committee thereof) shall take all actions that are necessary or appropriate and obtain all consents and waivers from Optionholders (“Optionholder Consents”) that are necessary or appropriate, in each case, to ensure that (i) all outstanding Options shall be cancelled or assumed, as applicable, effective as of the Effective Time on the terms and conditions set forth in this Agreement (and, in the case of the BSA Escrowed Options, the BSA Unvested Option Escrow Agreement), (ii) the terms and conditions of this Agreement and the Ancillary Agreements relating to the Company Stock Plans and the Options comply in all respects with all terms of the Company Stock Plans and all Options, (iii) from and after the Effective Time, the only rights of holders of Options other than Cash-Out Options and BSA Escrowed Options (with respect to their Options other than Cash-Out Options and BSA Escrowed Options) will be in respect of the Parent Options to be issued to them as described in Section 2.08(b)(i), (iv) from and after the Effective Time, the only rights of holders of Cash-Out Options (with respect to their Cash-Out Options) will be to receive the amounts payable to them as described in Section 2.08(b)(ii), (v) from and after the Effective Time, the only rights of holders of BSA Escrowed Options (with respect to their BSA Escrowed Options) will be to receive the amounts payable to them as described in Section 2.08(b)(iii) (subject to the terms and conditions of the BSA Unvested Option Escrow Agreement) and (vi) each Optionholder otherwise delivering an Optionholder Consent has specifically acknowledged and agreed to Section 10.02(f) and Article XI of this Agreement. The failure on the part of any Optionholder to deliver an Optionholder Consent or make the acknowledgement and agreement referred to in clause (vi) above shall in no way lessen the effectiveness of Section 2.08(d) or Article XI with respect to such Optionholder. Prior to the Closing, the Company shall amend the Company Stock Plans to provide that (a) upon a Sale Event or Other Liquidating Event (as such terms are defined in the Company Stock Plans, the Company may make such provision as the Board may consider equitable to the holder of an outstanding Option and in the best interests of the Company, and that such provisions need not be the same for all holders of Options or with respect to all shares subject to purchase under a single option agreement, (b) effective as soon as practicable following the Closing, options which are nonqualified stock options shall permit the cashless exercise of Options issued thereunder (i.e., an exercise for shares with a fair market value equal to the excess of a fair market value of the number of shares being exercised over the exercise price of the option) and (c) effective as soon as practicable following the Closing, holders of options which are incentive stock options under Section 422 of the Code shall be offered the opportunity to accept the amendment of their options to permit the cashless exercise of such options and the withholding of Company Common Stock in satisfaction of the Company’s withholding obligations, with such offer made in accordance with Treasury Regulation Section 1.424-1(e)(4)(iii) so as not to disqualify an incentive stock option for an Optionholder who does not accept the amendment of his or her option. On or prior to the Closing Date, the Board of Directors of the Company (or an authorized committee thereof) shall take all actions that are necessary or appropriate to ensure that the Company Stock Plans terminate at Closing (including amending such Company Stock Plans or obtaining participant consents or waivers, if necessary), the provisions in any other Employee Plan or Contractual Obligation providing for the issuance, transfer or grant of any Equity Interests in the Company shall terminate at Closing, and no holder of an Option or any other participant in any Company Stock Plan or other Employee Plan or any party to a Contractual Obligation with the Company, any of its Subsidiaries or any of their respective Predecessors shall have any right thereunder to acquire any Equity Interests of the Company.

(b) Treatment of Options in the Merger. Subject to Section 2.08(d) (Contingent Nature of Certain Merger Consideration; Absolute Authority of the Stockholders’ Committee), Section 2.11 (Escrow Reduction), Section 2.12 (Withholding), Section 3.01 (Adjustment to the Upfront Purchase Price), Section 3.02 (Earnout Provisions), Article X (Indemnification) and Article XI (Stockholders’ Committee) of this Agreement and the terms and conditions of the Escrow Agreement (and, in the case of clause (iii) below, the BSA Unvested Option Escrow Agreement), from and after the Effective Time:

(i) Each Option (other than a Cash-Out Option or a BSA Escrowed Option) which is outstanding immediately prior to the Effective Time shall cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the Effective Time, into (i) a stock option of Parent (a “Parent Option”) to acquire, on the same terms and conditions as were applicable under the Option immediately prior to the Effective Time, a number of Parent Common Shares equal to the product of (x) the number of shares of Company Common Stock subject to the Option immediately prior to the Effective Time, times (y) the Option Conversion Ratio (as defined below), times (z) a percentage equal to one (1) less the Escrow Percentage, at an exercise price per share equal to the (A) the per share exercise price for the shares of Company Common Stock specified in such Option, divided by (B) the Option Conversion Ratio and (ii) the right to receive a portion of any amounts distributed to the Company Investors from the Escrow Account determined based on the Escrow Release Percentage for the holder of such Options. The “Option Conversion Ratio” shall mean a fraction, the numerator of which is the Appraised Value, and the denominator of which is the value of a Parent Common Share as determined in accordance with Section 1.02 of the Contribution Agreement.

(ii) Each Cash-Out Option shall be converted into the right to receive, with respect to each share of Company Common Stock subject thereto, without interest thereon:

(A)	cash in an amount equal to the difference between (x) the Common Per Share Closing Merger Consideration Amount and (y) the exercise price of such Cash-Out Option,

plus

(B)	with respect to any Contingent Merger Consideration that is to be distributed pursuant to this Agreement, cash in an amount equal to the Per Share Earnout Payment Amount,

plus

(C)	the right to receive cash in an amount equal to the product obtained by multiplying (i) the number of shares of Company Common Stock for which such Option was exercisable immediately prior to the Effective Time by (ii) the Per Share Additional Cash Percentage by (iii) the amount of any funds distributed to the Company Investors pursuant to Sections 3.01(f), 6.12(c), 10.05(b) and 11.01(e), if any,

plus

(D)	a portion of any amounts distributed to the Company Investors from the Escrow Account determined based on the Escrow Release Percentage for the holder of such Cash-Out Option.

(iii) Each BSA Escrowed Option shall be converted into the right to receive, upon completion of the original vesting requirements applicable to such BSA Escrowed Option (without giving effect to any accelerated vesting in connection with the Contemplated Transactions), with respect to each share of Company Common Stock subject thereto, without interest thereon, and subject to the terms and conditions of the BSA Unvested Option Escrow Agreement:

(A)	cash in an amount equal to the difference between (x) the Common Per Share Closing Merger Consideration Amount and (y) the exercise price of such BSA Escrowed Option (payable from the escrow established pursuant to the BSA Unvested Option Escrow Agreement), plus

(B)	with respect to any Contingent Merger Consideration that is to be distributed pursuant to this Agreement, cash in an amount equal to the Per Share Earnout Payment Amount,

plus

(C)	the right to receive cash in an amount equal to the product obtained by multiplying (i) the number of shares of Company Common Stock for which such Option was exercisable immediately prior to the Effective Time by (ii) the Per Share Additional Cash Percentage by (iii) the amount of any funds distributed to the Company Investors pursuant to Sections 3.01(f), 6.12(c), 10.05(b) and 11.01(e), if any,

plus

(D)	a portion of any amounts distributed to the Company Investors from the Escrow Account determined based on the Escrow Release Percentage for the holder of such Cash-Out Option.

An escrow for BSA Escrowed Options will be established at the Closing by operation of the BSA Unvested Option Escrow Agreement to accept receipt of (A) and (B) above and any amounts that would otherwise be payable in respect of any BSA Escrowed Option under this Agreement or the Escrow Agreement. Upon satisfaction of the conditions for release of such amounts from the BSA Unvested Option Escrow Account, the Company will provide instructions to the BSA Unvested Option Escrow Account to have such funds released to a holder of BSA Escrowed Options. Should such conditions not be satisfied by a holder of BSA Escrowed Options by December 31, 2011, such funds would be released promptly to the Paying Agent (or another paying agent selected by the Company) to be distributed promptly to the Eligible Earnout Recipients (other than such holder of BSA Escrowed Options) and allocated among such Eligible Earnout Recipients in the same manner as an Earnout Payment would be made to Eligible Earnout Recipients pursuant to Section 3.02 hereof and any future payments otherwise payable pursuant to Sections 2.08(iii)(B), (C) and (D) with respect to BSA Escrowed Options as to which such conditions have not been satisfied by a holder of BSA Escrowed Options by December 31, 2011 shall similarly be reallocated among the remaining Eligible Earnout Recipients (other than such holder of BSA Escrowed Options) and paid thereto.

(c) Cash Payments to Optionholders. Subject to Section 2.12, all cash payments required to be made from time to time pursuant to this Agreement to Optionholders shall be made by the Company (or at the Company’s election, through a paying agent selected by the Company) as soon as reasonably practicable after such amounts become due and payable; provided, that if Parent elects to cause the Company to make such payments through its payroll systems and procedures, such payments shall be made in connection with the earliest practicable payroll period.

(d) Contingent Nature of Certain Merger Consideration; Absolute Authority of the Stockholders’ Committee. Notwithstanding anything to the contrary contained in Section 2.08(b)(i), 2.08(b)(ii) or 2.08(b)(iii) above or otherwise in this Agreement, the BSA Unvested Option Escrow Agreement (with respect to the BSA Escrowed Options) or any other Ancillary Agreement, (i) no Optionholder shall have any right to, or any interest or claim relating to, the Escrow Cash, any Contingent Merger Consideration or any amount under Sections 3.01(f), 6.12(c), 10.05(b) or 11.01(e) unless and until it has been finally determined in accordance with the terms and conditions of this Agreement, the BSA Unvested Option Escrow Agreement (with respect to the BSA Escrowed Options) and the Escrow Agreement that such funds or other property are to be distributed to such Optionholder in accordance with the terms and conditions of this Agreement, the BSA Unvested Option Escrow Agreement (with respect to the BSA Escrowed Options) or the Escrow Agreement, as applicable, and the Merger Consideration shall not be deemed to include any such funds or other property unless and until it is distributed in accordance with the terms and conditions of this Agreement or the Escrow Agreement, as applicable, and (ii) the appointment of and the grant of sole and exclusive authority to the Stockholders’ Committee under Article XI with respect of all matters relating to the Escrow Cash and the Contingent Merger Consideration under this Agreement, the Escrow Agreement and otherwise is an integral component of the terms and conditions of this Agreement and the Merger.

Section 2.09 Treatment of Warrants.

(a) Warrants. A listing of all outstanding Warrants is set forth on Schedule 2.09. Schedule 2.09 also sets forth with respect to each Warrant the holder thereof (each a “Warrantholder”), the number of shares subject thereto and the exercise price thereof. On or prior to the Closing Date, the Company shall obtain all consents and waivers from Warrantholders (“Warrantholder Consents”) that are necessary or appropriate, in each case, to ensure that (i) all outstanding Warrants shall be cancelled effective as of the Effective Time on the terms and conditions set forth in this Agreement, (ii) that the terms and conditions of this Agreement and the Ancillary Agreements relating to the Warrants comply in all respects with all terms of the Warrants, (iii) from and after the Effective Time, the only rights of Warrantholders (with respect to Warrants) will be to receive the amounts, if any, described in Section 2.09(b) in cancellation and settlement therefor and (iv) each Warrantholder specifically acknowledge and agree to Sections 10.02(f) and Article XI of this Agreement.

(b) From and after the Effective Time, each holder of a Warrant shall become entitled to receive with respect to each Company Share subject thereto, without interest thereon, and subject to Section 2.09(c) (Contingent Nature of Certain Merger Consideration; Absolute Authority of the Stockholders’ Committee), Section 2.11 (Escrow Reduction), Section 2.12 (Withholding), Section 3.01 (Adjustments to the Upfront Purchase Price), Section 3.02 (Earnout Payments), Article X (Indemnification) and Article XI (Stockholders’ Committee) of this Agreement and the terms and conditions of the Escrow Agreement:

(A)	cash in an amount equal to (A) with respect to any Warrant exercisable for Company Common Stock, the difference between (x) the Common Per Share Closing Merger Consideration Amount and (y) the exercise price of such Warrant, or (B) with respect to any Warrant exercisable for Series A Preferred Stock, the difference between (x) the sum of the amounts per share payable pursuant to Section 2.06(b)(i) and 2.06(b)(ii) and (y) the exercise price of such Warrant, plus

(B)	with respect to any Contingent Merger Consideration that is to be distributed pursuant to this Agreement, cash in an amount equal to the Per Share Earnout Payment Amount,

plus

(C)	the right to receive cash in an amount equal to the product obtained by multiplying (i) the number of shares of Company Common Stock for which such Option was directly or indirectly exercisable immediately prior to the Effective Time by (ii) the Per Share Additional Cash Percentage by (iii) the amount of any funds distributed to the Company Investors pursuant to Sections 3.01(f), 6.12(c), 10.05(b) and 11.01(e), if any,

plus

(D)	a portion of any amounts distributed to the Company Investors from the Escrow Account determined based on the Escrow Release Percentage for the holder of such Warrant.

Notwithstanding the foregoing, no amounts will be paid with respect to Sections 2.09(b)(B), (C) and (D) for any Warrant exercisable for Series A Preferred Stock, during the Series A Preferred Pause; provided, that, after the Series A Preferred Pause has ended, the holder of such Warrant exercisable for shares of Series A Preferred Stock will receive any additional amounts payable under Sections 2.09(b)(B), (C) and (D).

(c) Contingent Nature of Certain Merger Consideration; Absolute Authority of the Stockholders’ Committee. Notwithstanding anything to the contrary contained in Section 2.09(b) above or otherwise in this Agreement or any Ancillary Agreement, (i) no Warrantholder

shall have any right to, or any interest or claim relating to, the Escrow Cash, any Contingent Merger Consideration or any amount under Sections 3.01(f), 6.12(c), 10.05(b) or 11.01(e) unless and until it has been finally determined in accordance with the terms and conditions of this Agreement and the Escrow Agreement that such funds or other property are to be distributed to such Warrantholder in accordance with the terms and conditions of this Agreement or the Escrow Agreement, as applicable, and the Merger Consideration shall not be deemed to include any such funds or other property unless and until it is distributed in accordance with the terms and conditions of this Agreement or the Escrow Agreement, as applicable, and (ii) the appointment of and the grant of sole and exclusive authority to the Stockholders’ Committee under Article XI with respect of all matters relating to the Escrow Cash and the Contingent Merger Consideration under this Agreement, the Escrow Agreement and otherwise is an integral component of the terms and conditions of this Agreement and the Merger. In furtherance of the foregoing, none of Parent, the Company, the Escrow Agent or any Paying Agent or any Earnout Paying Agent shall be required or permitted to make any payment or deliver any other property to any Warrantholder in respect of any distribution of Escrow Cash or any Contingent Merger Consideration unless and until such Warrantholder shall have duly executed and delivered a Warrantholder Consent. The failure on the part of any Warrantholder to deliver a Warrantholder Consent shall in no way lessen the effectiveness of this Section 2.09(c) or Article XI.

Section 2.10 Surrender of Certificates.

(a) Paying Agent. At the Effective Time, Parent shall cause to be deposited with a bank or trust company selected by Parent and reasonably acceptable to the Company (the “Paying Agent”) for the benefit of each holder of Company Shares and/or Warrants that have been converted into the right to receive Merger Consideration pursuant to Section 2.06 and/or 2.09, as applicable, cash in an amount equal to the aggregate amount of such Merger Consideration (after giving effect to Sections 2.11 and 2.12 below) payable in respect of all such Company Equity Securities (the “Closing Cash Deposit”). Promptly after the Effective Time, Parent shall instruct the Paying Agent to pay all amounts due to such holders of Company Shares and Warrants pursuant to Sections 2.06 and 2.09 in accordance with written instructions agreed to between Parent and the Stockholders’ Committee, which written instructions shall be consistent with the terms and conditions of this Article II. The Closing Cash Deposit shall be invested as directed by agreement of Parent and the Stockholders’ Committee pending payment thereof by the Paying Agent to such Company Investors. Earnings from such investments shall be the sole and exclusive property of Parent, and no part of such earnings shall accrue to the benefit of such Company Investors.

(b) Surrender Procedures. Promptly after the Effective Time, Parent shall instruct the Paying Agent to mail to each Stockholder (other than Rollover Stockholders) and each Warrantholder as of the Effective Time a letter of transmittal in a form to be mutually agreed upon by Parent and the Company, which letter of transmittal shall require the Company Investor to acknowledge both the Representative Acknowledgment and Section 10.02(f) of this Agreement (the “Letter of Transmittal”), other than such Stockholders and Warrantholders that received a Letter of Transmittal prior to Closing. The Paying Agent shall be instructed to keep both Parent and the Company informed on a reasonably current basis of which Company Investors have tendered the foregoing documents in acceptable form. At the Effective Time, the Paying Agent shall pay (by check or, if wire instructions are provided and the payment to such Company Investor is in excess of $1,000,000, by wire transfer) to each Company Investor who has delivered to the Paying Agent prior to the Effective Time such duly executed and countersigned Letter of Transmittal and certificate(s) properly endorsed or otherwise in proper form for transfer, for cancellation (or such other documentation as may be contemplated by Section 2.10(c)), the Merger Consideration payable in respect of the applicable Company Shares and/or Warrants pursuant to Section 2.06 and/or 2.09, without interest. The Paying Agent shall similarly pay the Merger Consideration in respect of the Company Shares and/or Warrants of Company Investors tendering such latter of Transmittal and certificate(s) promptly, but in no event more than 20 days after the Paying Agent’s receipt thereof. From and after the Effective Time, until surrendered as contemplated by this Section 2.10(b), each certificate formerly representing one or more Company Shares or Warrants shall be deemed to represent for all purposes only the right to receive the applicable Merger Consideration in respect of such Shares or Warrants formerly represented thereby in accordance with the terms hereof and in the manner provided herein.

(c) Lost Certificates. If any certificate representing Company Shares or Warrants shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming the certificate to be lost, stolen or destroyed and, if required by Parent or the Company, the posting by such Person of a bond in such reasonable amount as Parent or the Company may require as indemnity against any claim that may be made against it with respect to such certificate, there shall be issued in exchange for such lost, stolen or destroyed certificate the Merger Consideration payable pursuant to or as described in this Agreement.

Section 2.11 Escrow Reduction. Notwithstanding anything to the contrary contained in this Agreement or any Ancillary Agreement, the Merger Consideration otherwise payable at Closing in respect of each Company Equity Security pursuant to each of Sections 2.06(a)(i), 2.06(b)(ii), 2.06(c)(ii), 2.08(b)(ii)(A), 2.08(b)(iii)(A) and 2.09(b)(A) shall be reduced, in each case, by an amount equal to the amount of the Merger Consideration otherwise payable in respect of such Company Equity Security at Closing multiplied by the Escrow Percentage. At the Closing, Parent shall cause there to be deposited with the Escrow Agent cash in an amount equal to the Escrow Amount (together with any additional cash from time to time held by the Escrow Agent in the Escrow Account, the “Escrow Cash”), and the Escrow Agent shall deposit the Escrow Cash into the “Escrow Account” referred to in the Escrow Agreement (the “Escrow Account”). The Escrow Account shall provide a source for the satisfaction of Liabilities that are payable or may become payable in connection with Section 3.01 or Article X and the Escrow Cash shall be held, invested and distributed by the Escrow Agent in accordance with the provisions of the Escrow Agreement.

Section 2.12 Withholding. Parent and the Company shall be entitled to deduct and withhold, or cause the Paying Agent, the BSA Unvested Option Escrow Agent or the Escrow Agent to deduct and withhold, from any amounts payable or consideration deliverable in respect of any Company Shares, Options or Warrants under this Agreement, the Contribution Agreement, the BSA Unvested Option Escrow Agreement or the Escrow Agreement, any withholding Taxes or other amounts required under the Code or any applicable state, local or foreign Tax law to be deducted and withheld. To the extent that any such amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.13 Stockholder’s Committee Expense Cash. At the Closing, Parent shall cause there to be deposited with the Stockholders’ Committee Custody Account cash in an amount equal to the Stockholders’ Committee Expense Cash, which cash shall be held and used by the Stockholders’ Committee as further provided in Article XI.

Section 2.14 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Company Shares that are issued and outstanding immediately prior to the Effective Time and which are held by a Stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”), shall not be converted into or be exchangeable for the right to receive Merger Consideration (the “Dissenting Shares”), but instead such holder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s Company Shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, effective as of the Effective Time, the Merger Consideration, without any interest thereon. The Company shall give Parent (prior to Closing) and the Stockholders’ Committee (after Closing) (i) prompt written notice and a copy of any written demands for appraisal of any Company Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to Stockholders’ rights of appraisal, and (ii) the opportunity to participate in and jointly with the Company direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not make any payment or settlement offer with respect to any such demand, notice or instrument unless Parent (prior to Closing) or the Stockholders’ Committee (following the Closing) shall have given its written consent to such payment or settlement, which shall not be unreasonably withheld, conditioned or delayed.

ARTICLE III

PURCHASE PRICE ADJUSTMENTS

Section 3.01 Adjustments to the Upfront Purchase Price.

(a) Estimated Closing Balance Sheet and Estimated Closing Statement. The Company shall prepare in good faith and shall provide to Parent no later than five (5) Business Days prior to the Closing Date an estimated consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the day immediately preceding the Closing Date (as the same may be adjusted in response to any comments of Parent and its Representatives provided prior to the Closing, the “Estimated Closing Balance Sheet”), together with a written statement setting forth in reasonable detail its good faith estimates of the Closing Debt Amount, the Locked Box Amount and Net Working Capital, each as derived from the Estimated Closing Balance Sheet, and the Seller Transaction Expenses (as the same may be adjusted in response to any comments of Parent and its Representatives provided prior to the Closing, the “Estimated Closing Statement”). The estimates of the Closing Debt Amount and Seller Transaction Expenses shall be consistent with and supported by customary payoff letters and written invoices delivered to Parent by the Company. The Estimated Closing Balance Sheet and the Company’s good faith estimate of Net Working Capital contained in the Estimated Closing Statement will be prepared in accordance with the Accounting Principles and without giving effect to any changes resulting from the consummation of the Contemplated Transactions. Following the delivery of the Estimated Closing Balance Sheet and the Estimated Closing Statement, the Company shall provide Parent and its Representatives reasonable access to the work papers and other books and records of the Company and its Subsidiaries for purposes of assisting Parent and its Representatives in their review of the Estimated Closing Balance Sheet and the Estimated Closing Statement. Prior to Closing, the parties shall cooperate in good faith to answer any questions and resolve any issues raised by Parent and its Representatives in connection with their review of the Estimated Closing Balance Sheet and the Estimated Closing Statement.

(b) Estimated Upfront Purchase Price. The Upfront Purchase Price initially used for purposes of Article II (the “Estimated Upfront Purchase Price”) shall be calculated using the estimated Closing Debt Amount, estimated Locked Box Amount and estimated Seller Transaction Expenses and estimated Net Working Capital set forth on the Estimated Closing Statement.

(c) Proposed Final Closing Balance Sheet and Proposed Final Closing Statement. As promptly as possible and in any event within ninety (90) calendar days after the Closing Date, the Company shall prepare or cause to be prepared, and will provide to the Stockholders’ Committee, a consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the day immediately preceding the Closing Date (the “Proposed Final Closing Balance Sheet”), together with a written statement setting forth in reasonable detail its proposed final determination of the Closing Debt Amount, the Locked Box Amount, the Seller Transaction Expenses and Net Working Capital (the “Proposed Final Closing Statement”). The Proposed Final Closing Balance Sheet and the determination of Net Working Capital reflected on the Proposed Final Closing Statement will be prepared in accordance with the Accounting Principles and without giving effect to any changes resulting from the consummation of the Contemplated Transactions. The proposed final Closing Debt Amount and Seller Transaction Expenses shall be consistent with and supported by payoff letters and related written invoices obtained in connection with Closing. The Stockholders’ Committee and its Representatives shall have reasonable access to the work papers and other books and records of the Company and its Subsidiaries for purposes of assisting the Stockholders’ Committee and its Representatives in their review of the Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement.

(d) Dispute Notice. The Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement (and the proposed final determinations of the Closing Debt Amount, the Locked Box Amount, the Seller Transaction Expenses and Net Working Capital reflected thereon) will be final, conclusive and binding on the parties (and all Company Investors) unless the Stockholders’ Committee provides a written notice (a “Dispute Notice”) to Parent no later than the twentieth (20th) Business Day after the delivery to the Stockholders’ Committee of the Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement. Any Dispute Notice must set forth in reasonable detail (i) any item on the Proposed Final Closing Balance Sheet or the Proposed Final Closing Statement which the Stockholders’ Committee believes has not been prepared in accordance with this Agreement and the correct amount of such item and (ii) the Stockholders’ Committee’s alternative calculation of the Closing Debt Amount, the Locked Box Amount, the Seller Transaction Expenses or Net Working Capital, as the case may be. Any item or amount to which no dispute is raised in the Dispute Notice will be final, conclusive and binding on the parties (and all Company Investors) on such twentieth (20th) Business Day. Any Dispute Notice must specify, with reasonable particularity, all facts that form the basis of such disagreements and all statements by Persons (who shall be identified by name) and documents relied upon by the Stockholders’ Committee as forming the basis of such disagreement.

(e) Resolution of Disputes. Parent and the Stockholders’ Committee will attempt to promptly resolve the matters raised in any Dispute Notice in good faith. Beginning ten (10) Business Days after delivery of any Dispute Notice pursuant to Section 3.01(d), either Parent or the Stockholders’ Committee may provide written notice to the other (the “Dispute Submission Notice”) that it elects to submit the disputed items to PricewaterhouseCoopers or another nationally recognized independent accounting firm chosen jointly by Parent and the Stockholders’ Committee (the “Accounting Firm”). In the event that PricewaterhouseCoopers has not agreed to act as the Accounting Firm and an alternative Accounting Firm has not been selected by mutual agreement of Parent and the Stockholders’ Committee within ten (10) Business Days following the giving of the Dispute Submission Notice, each of Parent and the Stockholders’ Committee shall promptly select an accounting firm and promptly cause such two accounting firms to mutually select a third independent accounting firm to act as the Accounting Firm within twenty (20) Business Days of the giving of the Dispute Submission Notice. The Accounting Firm will promptly, in accordance with the rules set forth in the Accounting Firm’s engagement letter and its customary practices, review only those unresolved items and amounts specifically set forth and objected to in the Dispute Notice and resolve the dispute with respect to each such specific unresolved item and amount in accordance with this Agreement. In any such case, a single partner of the Accounting Firm selected by such Accounting Firm in accordance with its normal procedures and having expertise with respect to settlement of such disputes and the industry in which the Company operates shall act for the Accounting Firm in the determination proceeding, and the Accounting Firm shall render a written decision as to each disputed matter, including a statement in reasonable detail of the basis for its decision. In no event shall the decision of the Accounting Firm (i) provide for a calculation of Net Working Capital that is less than the calculation thereof shown in the Proposed Final Closing Statement or greater than the Stockholders’ Committee’s alternative calculation thereof shown in the Dispute Notice or (ii) provide for a determination of any item of Debt reflected in the Closing Debt Amount, any payment that is part of the Locked Box Amount or any Seller Transaction Expense that is greater in amount than the amount thereof shown in the Proposed Final Closing Statement or less in amount than the Stockholders’ Committee’s alternative calculation thereof shown in the Dispute Notice. The fees and expenses of the Accounting Firm shall be borne equally by the Company and the Stockholders’ Committee. The decision of the Accounting Firm with respect to the disputed items of the Proposed Final Closing Balance Sheet and the Proposed Final

Closing Statement submitted to it will be final, conclusive and binding on the parties (and on all Company Investors). As used herein, the Proposed Final Closing Balance Sheet and the Proposed Final Closing Statement, as adjusted to reflect any changes agreed to by the parties and the decision of the Accounting Firm, in each case, pursuant to this Section 3.01(e), are referred to herein as the “Final Closing Balance Sheet” and the “Final Closing Statement”, respectively. Each of the parties to this Agreement agrees to use its commercially reasonable efforts to cooperate with the Accounting Firm (including by executing a customary engagement letter reasonably acceptable to it) and to cause the Accounting Firm to resolve any such dispute as soon as practicable after the commencement of the Accounting Firm’s engagement.

(f) Purchase Price Adjustment. If any of the Net Working Capital, the Closing Debt Amount, the Locked Box Amount or the Seller Transaction Expenses (as finally determined pursuant to this Section 3.01 and as set forth in the Final Closing Balance Sheet and the Final Closing Statement) differs from the estimated amounts thereof set forth in the Estimated Closing Statement, the Estimated Upfront Purchase Price shall be recalculated using such final figures in lieu of such estimated figures and the Upfront Purchase Price shall be adjusted as follows: (i) if the Estimated Upfront Purchase Price was lower than such re-calculated final Upfront Purchase Price, Parent shall cause there to be deposited with the Paying Agent cash for prompt distribution to all former holders of Company Equity Securities, additional Merger Consideration in an amount equal to the difference between such re-calculated final Upfront Purchase Price and such Estimated Upfront Purchase Price (such distribution to be made in accordance with Sections 2.06(a)(iii), 2.06(b)(iv), 2.06(c)(iv), 2.08(b)(ii)(C), 2.08(b)(iii)(C) and 2.09(b)(C)) or (ii) if the Estimated Upfront Purchase Price was higher than such re-calculated final Upfront Purchase Price, an amount equal to the difference between such re-calculated final Upfront Purchase Price and such Estimated Upfront Purchase Price shall be paid to Parent from the Escrow Cash in accordance with the terms of the Escrow Agreement.

(g) Payments; Interest. Any payment due pursuant to Section 3.01(f) shall be made within five (5) Business Days after the final amount thereof has been determined in accordance with this Section 3.01 and shall bear interest from and including the date such payment is due to but excluding the date of payment at a rate per annum equal to the Applicable Rate. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.

Section 3.02 Earnout Provisions.

(a) Contingent Merger Consideration. Subject to the terms and conditions of this Agreement, including the set-off rights contemplated by Article X, the Company Investors holding Company Shares (including Rollover Shares), Cash-Out Options, BSA Escrowed Options and/or Warrants at the Effective Time (subject to Section 3.02(h), the “Eligible Earnout Recipients”) (but not the holders of Options other than Cash-Out Options or BSA Escrowed Options) may become entitled to receive additional Merger Consideration if the Revenues of the Core Business during the four Fiscal Years of the Company ending on December 31, 2014 exceed certain specified targets, subject to potential acceleration upon certain events as provided below in this Section 3.02; provided, however, that, notwithstanding anything in this Agreement to the contrary, payments of Contingent Merger Consideration with respect to BSA Escrowed Options that have not satisfied the conditions set forth in the BSA

Unvested Option Escrow Agreement prior to December 31, 2011 shall be reallocated among the Eligible Earnout Recipients (other than the holder(s) of such BSA Escrowed Options) to the extent payable under this Section 3.02. Notwithstanding anything to the contrary contained herein, it is acknowledged and agreed that the Rollover Stockholders are Eligible Earnout Recipients by virtue of the provisions of the Contribution Agreement and shall be treated as such for purposes of calculations made hereunder. For the avoidance of doubt, it is hereby stated and acknowledged that the Earnout Payment Amounts that may become payable to Eligible Earnout Recipients under this Section 3.02 will be less than the corresponding Earnout Notional Payment Amounts because the Eligible Earnout Recipients do not include Company Investors holding Options that are to be assumed by Parent in accordance with Section 2.08(b)(i), but the definitions of Per Share Earnout Payment Amount, Per Share Earnout Acceleration Amount, Per Share Earnout Standard Payment Amount and Per Share Elective Termination Amount each includes all Options (including those that are to be assumed by Parent in accordance with Section 2.08(b)(i)) in its denominator.

(b) Determination of Earnout Notional Payment Amounts and Earnout Payment Amounts.

(i) With respect to each Fiscal Year, Parent shall prepare and deliver (or cause to be prepared and delivered) to the Stockholders’ Committee, not later than the earlier to occur of (A) 120 days after the last day of such Fiscal Year and (B) the 30th day following the delivery by the Company’s independent auditors to the Company of the final annual audit report relating to such Fiscal Year, a statement (an “Annual Earnout Statement”) setting forth in reasonable detail Parent’s determination (together with all supporting calculations) of the Core Business Revenue for such Fiscal Year then ended and the Earnout Notional Payment Amount and Earnout Payment Amount, if any, for such Fiscal Year then ended, each such Annual Earnout Statement and all amounts set forth therein to be prepared and calculated in accordance with the terms of this Section 3.02 and all related definitions.

(ii) Following the delivery of each Annual Earnout Statement, Parent shall provide the Stockholders’ Committee and its Representatives with reasonable access, during normal business hours and without significant disruption to Parent, the Company or any of their Subsidiaries, to all of the work papers relating to preparation of such Annual Earnout Statement and all other books and records of Parent, the Company and their Subsidiaries as may be reasonably requested by the Stockholders’ Committee or its Representatives in connection with their review of such Annual Earnout Statement.

(iii) If the Stockholders’ Committee believes that an Annual Earnout Statement (or any item or amount reflected therein) has not been prepared or calculated in accordance with the terms of this Agreement, the Stockholders’ Committee may, at any time within sixty (60) days following its receipt of such Annual Earnout Statement, dispute any item or amount in such Annual Earnout Statement by delivering to Parent a notice of such dispute (an “Earnout Dispute Notice”) setting forth, in reasonable detail, (A) each item or amount so disputed by the Stockholders’ Committee, (B) the Stockholders’ Committee’s alternative calculation of each such disputed item or amount and (C) the Stockholders’ Committee’s alternative calculation of the Core Business Revenue for the applicable Fiscal Year and the Earnout Notional Payment Amount and Earnout Payment Amount, if any, for such Fiscal Year after giving effect to the Stockholders’ Committee’s alternative calculation of each such disputed item or amount.

(iv) If the Stockholders’ Committee does not deliver an Earnout Dispute Notice to Parent within the sixty (60) calendar day period described in Section 3.02(b)(iii), then (A) the Stockholders’ Committee shall be deemed to have irrevocably consented and agreed to each item and amount in such Annual Earnout Statement on behalf of all of the Eligible Earnout Recipients and (B) such Annual Earnout Statement (and each item and amount reflected therein) shall be final, conclusive and binding on the parties hereto and all of the Eligible Earnout Recipients for all purposes as of 5:00 p.m. (New York City time) on such 60th day, or, if earlier, upon the Stockholders’ Committee’s written acceptance of the Annual Earnout Statement (including each item and amount reflected therein).

(v) If the Stockholders’ Committee delivers an Earnout Dispute Notice to Parent within the sixty (60) calendar day period described in Section 3.02(b)(iii), then Parent and the Stockholders’ Committee shall use their respective commercially reasonable efforts to resolve any disputed items or amounts set forth in the Earnout Dispute Notice pursuant to good faith negotiations. Any resolution by Parent and the Stockholders’ Committee as to any disputed items or amounts in the Earnout Dispute Notice that is in writing and signed by both of them shall be final, binding and conclusive on Parent, the Stockholders’ Committee and the Eligible Earnout Recipients. Any such written agreement shall be signed by Parent and the Stockholders’ Committee and shall include a revised Annual Earnout Statement (a “Revised Annual Earnout Statement”) reflecting such resolution, including the agreed-upon Earnout Notional Payment Amount and Earnout Payment Amount, if any, for such Fiscal Year. In the event that Parent and the Stockholders’ Committee are not able to mutually agree upon a Revised Annual Earnout Statement within twenty (20) Business Days following the Stockholders’ Committee’s delivery of such Earnout Dispute Notice, then Parent and the Stockholders’ Committee shall promptly submit any remaining items or amounts that remain in dispute to PricewaterhouseCoopers or another nationally recognized independent accounting firm chosen jointly by Parent and the Stockholders’ Committee (the “Earnout Dispute Accounting Firm”). Each of Parent and the Stockholders’ Committee shall (A) furnish to the Earnout Dispute Accounting Firm such workpapers and other documents and information relating to the remaining disputed items or amounts as the Earnout Dispute Accounting Firm may request and are available to such party, and be afforded the opportunity to present to the Earnout Dispute Accounting Firm any material relating to the disputed items or amounts and to discuss the resolution of the disputed items or amounts with the Earnout Dispute Accounting Firm and (B) act in good faith and use commercially reasonable efforts to cooperate with the resolution process so that any disputed items or amounts can be resolved within forty-five (45) calendar days after submission of the disputed items or amounts to the Earnout Dispute Accounting Firm. The determination by the Earnout Dispute Accounting Firm, as set forth in a written notice to Parent and the Stockholders’ Committee (which written notice shall include a Revised Annual Earnout Statement), shall be final, binding and conclusive on Parent, the Stockholders’ Committee and each of the Eligible Earnout Recipients absent manifest error. Any fees and expenses of the Earnout Dispute Accounting Firm shall be borne equally by Parent and the Stockholders’ Committee.

(vi) All information provided to the Stockholders’ Committee shall be held confidential by it in accordance with Section 11.02(e) below.

(vii) The Earnout Committee shall act on behalf of Parent for ail purposes of this Section 3.02.

(c) Payment of Contingent Merger Consideration.

(i) Subject to Sections 2.12, 3.02(c)(iii), 3.02(c)(iv) and 3.02(h), within ten (10) Business Days after the final determination pursuant to this Section 3.02 of any positive Earnout Payment Amount with respect to any Fiscal Year, Parent shall either (a) deposit cash in an amount equal to the applicable Contingent Merger Consideration with a bank or trust company selected by it to act as paying agent for purposes of the payment of such Earnout Payment Amount (the “Earnout Paying Agent”), and Parent and the Stockholders’ Committee shall provide to such Earnout Paying Agent joint written instructions with respect to the prompt distribution thereof to the Eligible Earnout Recipients, or (b) if Parent elects to defer the payment of all or part of such Earnout Payment Amount pursuant to Section 3.02(d), Parent shall notify the Stockholders’ Committee of such deferral and shall deposit the portion of the Contingent Merger Consideration, if any, the payment of which is not being deferred with the Earnout Paying Agent, and Parent and the Stockholders’ Committee shall provide to such Earnout Paying Agent joint written instructions with respect to the prompt distribution thereof to the Eligible Earnout Recipients.

(ii) Subject to Sections 2.12 and 3.02(h), Parent and the Stockholders’ Committee shall cause the Earnout Paying Agent(s) to distribute Contingent Merger Consideration to the Eligible Earnout Recipients, with each Eligible Earnout Recipient entitled to receive with respect to each Earnout Notional Payment Amount the Per Share Earnout Payment Amount for each share of Company Common Stock held by such Eligible Earnout Recipient immediately prior to the Effective Time on a fully diluted basis (assuming the conversion to Company Common Stock of all outstanding Company Preferred Stock held by such Eligible Earnout Recipient immediately prior to the Effective Time), the exercise in full of all Cash-Out Options held by such Eligible Earnout Recipient immediately prior to the Effective Time (without regard to the exercise price of such Cash-Out Options), the exercise in full of all BSA Escrowed Options held by such Eligible Earnout Recipient immediately prior to the Effective Time (without regard to the exercise price of such BSA Escrowed Options) and the exercise in full of all Warrants held by such Eligible Earnout Recipient immediately prior to the Effective Time (without regard to the exercise price of such Warrants) and the conversion of all shares of Company Preferred Stock issuable upon the exercise of such Warrants into Company Common Stock immediately following such exercise. In order to minimize any impact of rounding when calculating the Earnout Payment Amounts owed to Eligible Earnout Recipients, the Per Share Earnout Payment Amounts shall be calculated without any rounding to the nearest whole cent, however, aggregate amounts of Contingent Merger Consideration payable in respect of individual Eligible Earnout Recipients shall be rounded to the nearest whole cent.

(iii) With respect to any Eligible Earnout Recipient that held Cash-Out Options or BSA Escrowed Options at the Effective Time, notwithstanding Section 3.02(c)(i) hereof, but subject to the proviso contained in Section 3.02(a) and the vesting terms of the BSA Unvested Option Escrow Agreement, any portion of Contingent Merger Consideration payable to such Eligible Earnout Recipient with respect to such Cash-Out Options or BSA Escrowed Options, as applicable, shall be paid no later than seventy-five (75) days following the Fiscal Year to which such Contingent Merger Consideration relates. Any payment of Contingent Merger Consideration to Eligible Earnout Recipients that held Cash-Out Options or BSA Escrowed Options, as applicable, at the Effective Time shall be based upon an initial determination by Parent of the Core Business Revenue for such Fiscal Year then ended and the Earnout Notional Payment Amount and Earnout Payment Amount, if any, for such Fiscal Year then ended (the “Preliminary Determination”). Notwithstanding anything to the contrary set forth herein, when determining the actual Core Business Revenue for such Fiscal Year then ended or the actual Earnout Notional Payment Amount and Earnout Payment amount, if any, for such Fiscal Year then ended, in no event shall Parent be bound by the Preliminary Determination of the Core Business Revenue or the Earnout Notional Payment Amount or the Earnout Payment Amount, if any, with respect such Fiscal Year then ended. To the extent that an Earnout Payment is made to such Eligible Earnout Recipients with respect to their Cash-Out Options or BSA Escrowed Options, as applicable, and the Earnout Notional Payment Amount as finally determined pursuant to this Section 3.02 is less than the Earnout Notional Payment Amount in the Preliminary Determination, Parent shall send written notice to the Stockholders’ Committee of the amount of such difference, which notice shall require the Eligible Earnout Recipients that received such Earnout Payment to promptly remit such difference to Parent in cash (the “Clawback Amount”). If the Clawback Amount is not remitted in its entirety to Parent in cash within five (5) Business Days following delivery of such notice to the Stockholders’ Committee, Parent is authorized to reduce and set-off against the Earnout Payment Amount with respect to such Fiscal Year to recover any portion of the Clawback Amount that remains unpaid. To the extent that an Earnout Payment is made to such Eligible Earnout Recipients with respect to their Cash-

Out Options or BSA Escrowed Options, as applicable, and the Earnout Notional Payment Amount as finally determined pursuant to this Section 3.02 is greater than the Earnout Notional Payment Amount in the Preliminary Determination, Parent shall pay the Eligible Earnout Recipients that received such Earnout Payment in accordance with their Per Share Earnout Payment Amounts the difference at the same time that Earnout Payments are made to Eligible Earnout Recipients with respect to Company Shares and Warrants for such Fiscal Year.

(iv) In the event that an Earnout Dispute Notice is given and the Stockholders’ Committee and Parent submit a dispute relating to an Annual Earnout Statement to the Earnout Dispute Accounting Firm, the undisputed portion of any Earnout Payment Amounts shall promptly be distributed in accordance with Section 3.02(c)(i), (ii) and (iii), as applicable, above pending final resolution of such dispute.

(d) Potential Deferral of Earnout Payment Obligations. Parent shall pay (or cause to be paid) each Earnout Payment Amount, if any, in cash; provided, that (i) if the Board of Directors of Parent determines in good faith that it is not possible or in the best interests of Parent to pay any Earnout Payment Amount (or portion thereof) in cash obtained from its and its Subsidiaries’ available cash and/or from the proceeds of third party debt financing (any portion of any such Earnout Payment Amount that Parent determines should not be paid in cash, a “Cash Shortfall”), Parent shall request in writing that WCAS XI (together with any co-investors selected by WCAS XI) purchase up to an aggregate of $75,000,000 of Parent Common Shares (“Additional Parent Equity”), (ii) if WCAS XI elects (it being understood that WCAS XI has no commitment to provide such financing) to purchase (together with co-investors selected by WCAS XI) any or all of such Additional Parent Equity, (A) the cash proceeds from such issuance of such Additional Parent Equity to WCAS XI and such co-investors shall be used by Parent to reduce the Cash Shortfall and (B) contemporaneously with the issuance of such Additional Parent Equity for cash, Parent shall issue additional Parent Common Shares to the Continuing K2M Stockholders in lieu of all or a portion, as applicable, of the unpaid Earnout Payment Amounts payable to such Continuing K2M Stockholders (such Parent Common Shares to be issued at the same value per Parent Common Share as the Parent Common Shares issued as Additional Parent Equity), provided, that the total value of the Parent Common Shares issued to each Continuing K2M Stockholder pursuant to this clause (ii)(B) shall be in the same relative proportion as compared to the total Earnout Payment Amount as such Continuing K2M Stockholder’s then fully-diluted ownership of Parent (calculated taking into account only such holders’ Parent capital stock issued under the Contribution Agreement) bears to the total number of fully diluted Parent Common Shares then outstanding (it being understood that such Continuing K2M Stockholders shall receive cash with respect to the remainder of the Contingent Merger Consideration to which they are entitled on the same relative basis as the other Eligible Earnout Recipients), and (iii) if WCAS XI declines to purchase Additional Parent Equity, or if a Cash Shortfall otherwise continues to exist after giving effect to the measures described in clause (ii), Parent may elect to defer the payment of the remaining Cash Shortfall (such remaining Cash Shortfall, a “Deferred Payment Amount”) until the earliest of (A) one (1) year following the final maturity, repayment in full, refinancing or renewal of any senior bank debt of Parent or any of its Subsidiaries existing on the date that the applicable Earnout Payment Amount was first required to be delivered to an Earnout Paying

Agent for disbursement to the Eligible Earnout Recipients (the “Applicable Earnout Payment Date”), (B) five (5) years following the Applicable Earnout Payment Date and (C) seven (7) years following the Closing Date. Any Deferred Payment Amount shall bear interest at the Applicable Rate and shall be accelerated and become immediately due and payable upon the closing of a Sale of the Company or a Qualified IPO. Annex 10 hereto sets forth certain illustrative examples with respect to such funding of Earnout Payment Amounts.

(e) Qualified Sale of the Company. If during any Fiscal Year, Parent enters into a definitive agreement with respect to a Qualified Sale of the Company (a “Qualified Sale Agreement”), as soon as reasonably practicable thereafter and in any event not later than fifteen (15) calendar days after entering into such Qualified Sale Agreement, the Earnout Committee shall prepare and deliver or cause to be prepared and delivered to the Stockholders’ Committee a statement (a “Qualified Sale Acceleration Statement”) setting forth in reasonable detail the Earnout Committee’s determination (together with all supporting calculations) of the Earnout Notional Acceleration Amount. Within ten (10) calendar days following the Earnout Committee’s delivery of such Qualified Sale Acceleration Statement to the Stockholders’ Committee, the Stockholders’ Committee may elect, on behalf of all Eligible Earnout Recipients, whether to accept payment of the Earnout Acceleration Amount in lieu of any future payments of Contingent Merger Consideration pursuant to this Section 3.02 (any such election, a “Qualified Sale Acceleration Election”). If the Stockholders’ Committee makes a Qualified Sale Acceleration Election and such Qualified Sale of the Company actually closes, then, subject to Sections 2.12 and 3.02(h), (i) at the closing of such Qualified Sale of the Company, Parent shall deposit or cause to be deposited an amount in cash with the Earnout Paying Agent equal to the Earnout Acceleration Amount and (ii) upon the payment (subject to the vesting provisions of the BSA Unvested Option Escrow Agreement) at the closing of such Qualified Sale of the Company of the Earnout Acceleration Amount in cash to such Eligible Earnout Recipients (with each Eligible Earnout Recipient to receive an amount equal to the Per Share Earnout Payment Amount for each share of Company Common Stock held by such Eligible Earnout Recipient immediately prior to the Effective Time on a fully diluted basis (assuming the conversion to Company Common Stock of all outstanding Company Preferred Stock held by such Eligible Earnout Recipient immediately prior to the Effective Time), the exercise in full of all Cash-Out Options held by such Eligible Earnout Recipient immediately prior to the Effective Time (without regard to the exercise price of such Cash-Out Options), the exercise in full of all BSA Escrowed Options held by such Eligible Earnout Recipient immediately prior to the Effective Time (without regard to the exercise price of such BSA Escrowed Options) and the exercise in full of all Warrants held by such Eligible Earnout Recipient immediately prior to the Effective Time (without regard to the exercise price of such Warrants) and the conversion of all shares of Company Preferred Stock issuable upon the exercise of such Warrants into Company Common Stock immediately following such exercise), Parent shall have no further obligations under this Section 3.02, including with respect to any further payment of Contingent Merger Consideration to the Eligible Earnout Recipients. If, however, the Stockholders’ Committee does not make a Qualified Sale Acceleration Election within ten (10) calendar days following its receipt of a Qualified Sale Acceleration Statement, then the obligations of Parent under this Section 3.02 shall continue thereafter in full force and effect in accordance with their terms. In furtherance of the foregoing sentence, in the event of a Sale of the Company structured as a sale of assets, or a merger in which Parent does not survive the merger, in either case with respect to which a Qualified Sale Acceleration Election is not made by the Stockholders’ Committee, Parent shall cause the definitive merger or asset purchase agreement to specifically obligate the acquirer or the surviving company, as applicable, to perform the obligations set forth in this Section 3.02 and Parent shall otherwise use commercially reasonable efforts to cause such acquirer or the surviving company, as applicable, to perform such obligations.

(f) No Transfer or Assignment. The rights of the Eligible Earnout Recipients to receive Contingent Merger Consideration pursuant to the terms of this Section 3.02 are personal to each such Eligible Earnout Recipient and shall not be transferable or assignable for any reason other than by operation of law, will or the laws of descent. Any attempt by an Eligible Earnout Recipient to transfer or assign such rights (other than as permitted by the immediately preceding sentence) shall be null and void.

(g) Elective Termination. Parent may, in its sole and absolute discretion, upon ten (10) Business Days’ written notice to the Stockholders’ Committee, terminate the obligations of Parent under this Section 3.02 in exchange for payment by Parent to the Earnout Paying Agent (for distribution, subject to Sections 2.12 and 3.02(h), in accordance with their respective Per Share Earnout Payment Amounts) of an amount equal to the Elective Termination Amount. All Earnout Payment Amounts finally determined to be payable but not yet paid at such time (including all Deferred Payment Amounts) would also be payable at such time.

(h) Preferred Stock Participation Limits. Sections A.4(a), A.4(b) and A.4(c) of Article IV of the Amended and Restated Certificate of Incorporation of the Company (as in effect on the date hereof) contain certain limitations on the participation rights of the Company Preferred Stock which are reflected in the definitions of Series A Preferred Pause and Series B Preferred Pause. In order to give effect to such limitations in the allocation of the Merger Consideration among the Company Investors, (1) the Per Share Earnout Payment Amount definition makes certain adjustments to the Per Share Earnout Acceleration Amount, the Per Share Earnout Standard Payment Amount and the Per Share Elective Termination Amount that apply during the Series A Preferred Pause and the Series B Preferred Pause and (2) the provisions of Sections 2.06(b), 2.06(c) and 2.09(b) provide that that the Company Investors shall not participate in any distributions of Merger Consideration (including distributions of Contingent Merger Consideration) in respect of Series A Preferred Stock (including Series A Stock deemed issued pursuant to a Warrant) (during the Series A Preferred Pause) and Series B Preferred Stock (during the Series B Preferred Pause). Notwithstanding anything to the contrary contained in this Section 3.02 or in any related definitions, the effect of such provisions shall in no way be deemed to increase the aggregate amount of Merger Consideration (i.e., any Earnout Payment Amount, Earnout Acceleration Amount or Elective Termination Amount) payable by the Company to the Eligible Earnout Recipients under Section 3.02 (it being understood that such provisions are intended to re-allocate (and shall at all times be interpreted solely as a means of re-allocating) amounts of Merger Consideration that would have otherwise been payable to former holders of Company Preferred Stock among the Company Investors other than the former holders of Series A Preferred Stock (during Series A Preferred Pause) and former holders of Series B Preferred Stock (during the Series B Preferred Pause). Without limiting the generality of the foregoing, (i) all provisions contained in this Section 3.02 (and all related definitions) shall be interpreted in a manner that gives effect to the last sentence contained in each of Section 2.06(b) and 2.06(c), (ii) the former holders of Series A Preferred Stock shall be deemed to be excluded from the definition of Eligible Earnout Recipients at all times during Series A Preferred Pause (and no Contingent Merger Consideration shall be payable in respect thereof under Section 2.06(b)(iii) during such period) and (iii) the former holders of Series B Preferred Stock shall be deemed to be excluded from the definition of Eligible Earnout Recipients at all times during Series B Preferred Pause (and no Contingent Merger Consideration shall be payable in respect thereof under Section 2.06(c)(iii) during such period). The principles set forth in this Section 3.02(h) shall also be deemed to apply to payments described in Sections 3.01(f), 6.12(c), 10.05(b) and 11.01(e), the aggregate amounts of which shall in no event be increased as a result of the application of the Series A Preferred Pause or Series B Preferred Pause.

(i) Parent covenants and agrees that, at any time while any Earnout Payment is due and owing (after final determination thereof in accordance with this Section 3.02) but not yet paid, including at any time that a Deferred Payment Amount remains unpaid, Parent shall not (a) pay any dividends (other than dividends payable in Equity Interests), (b) repurchase or redeem any Equity Interests (other than from employees in connection with the termination of employment thereof) or (c) engage in a transaction that constitutes a Sale of the Company, in any such case, unless such unpaid Earnout Payments (including any such Deferred Payment Amounts) are made prior to the payment of such dividend or the consummation of such repurchase, redemption or Sale of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

THE COMPANY.

Except as set forth in the Company Disclosure Schedule (which has been prepared in accordance with and qualifies the representations and warranties contained in this Article IV only to the extent and in the manner set forth in Section 1.02(e)), the Company makes the following representations to the Buyer Parties:

Section 4.01 Organization.

(a) Corporate Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company is duly qualified to do business and in good standing in each jurisdiction in which it owns or leases Real Property or conducts business and is required to so qualify except where the failure to so qualify has not had, and would not reasonably be expected to have, a Material Adverse Effect. The Company has delivered to the Buyer Parties accurate and complete copies of (a) the Organizational Documents of the Company and (b) the minute books of the Company, which contain records of all meetings held of, and other actions taken by, the shareholders of the Company, the Board of Directors of the Company and each committee thereof.

(b) Subsidiaries. Each Subsidiary of the Company is set forth on Schedule 4.01. Each Subsidiary of the Company is duly formed or organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Subsidiary of the Company is duly qualified to do business and in good standing in each jurisdiction in which it owns or leases Real Property or conducts business and is required to so qualify except where the failure to so qualify has not had, and would not reasonably be expected to have, a Material Adverse Effect.

The Company has delivered to the Buyer Parties accurate and complete copies of (a) the Organizational Documents of each Subsidiary of the Company (b) the minute books of each Subsidiary of the Company, which contain records of all meetings held of, and other actions taken by, the stockholders, partners, members or other holders of Equity Interests of each Subsidiary of the Company, the Board of Directors (or equivalent) of each Subsidiary of the Company and each committee thereof. Except for the Subsidiaries listed on Schedule 4.01, the Company does not own any Equity Interests in any Person.

(c) Predecessors. Schedule 4.01 sets forth an accurate and complete list of all Predecessors of the Company and each of its Subsidiaries.

Section 4.02 Power and Authorization.

(a) Contemplated Transactions. The Company has the requisite corporate power and authority necessary for the execution, delivery and performance by it of this Agreement and each Sell Side Ancillary Agreement to which it is, or will be at Closing, a party, and to consummate the Merger and the other Contemplated Transactions to be consummated by the Company. The execution, delivery and performance by the Company of this Agreement and each Sell Side Ancillary Agreement to which it is, or will be at Closing, a party, and the consummation of the Merger and the other Contemplated Transactions to be consummated by the Company, have been duly authorized by all necessary action on the part of the Company and the Company Investors (subject only to obtaining the Requisite Company Stockholder Approval). This Agreement has been duly executed and delivered by the Company and constitutes, and each Sell Side Ancillary Agreement to which the Company is, or will be at Closing, a party, when executed and delivered by the Company will constitute, a legal, valid and binding obligation of the Company Enforceable in accordance with its terms.

(b) Approval of Board of Directors. The Board of Directors of the Company, at a meeting duly called and held prior to the execution of this Agreement, has by unanimous vote of all members of the Board of Directors duly adopted resolutions (i) determining that this Agreement, the Merger and the other Contemplated Transactions to be consummated by the Company are advisable and in the best interests of the Company and its Stockholders, (ii) authorizing the Company to enter into this Agreement and to consummate the Merger and the other Contemplated Transactions to be consummated by the Company, on the terms and subject to the conditions set forth in this Agreement and any Sell Side Ancillary Agreements to which the Company is, or will be at Closing, a party, (iii) directing that this Agreement and the Merger be submitted to the holders of Company Shares for approval and (iv) recommending that the holders of Company Shares adopt this Agreement and approve the Merger. A copy of such resolutions of the Board of Directors of the Company has been delivered to Parent and such resolutions have not been modified, supplemented or rescinded and remain in full force and effect.

(c) Approval of Company Investors. The Requisite Company Stockholder Approval is the only vote or consent of the holders of any class or series of Company Shares or other securities necessary (under applicable Legal Requirements or under the Company’s Organizational Documents or otherwise) to adopt this Agreement and to approve the Merger and the other Contemplated Transactions to be consummated by the Company. The consummation of the Merger and the treatment of Options as described in Section 2.08(b) does not require any action or consent of the Board of Directors of the Company (or any committee thereof) or any consent or waiver on the part of Optionholders that has not been made or obtained. The consummation of the Merger and the cancellation of Warrants as described in Section 2.09(b) does not require any action or consent of the Board of Directors of the Company (or any committee thereof) or any consent or waiver on the part of Warrantholders that has not been made or obtained.

(d) Conduct of Business. The Company and its Subsidiaries have all requisite power and authority necessary to own, lease, operate and use their respective Assets and carry on the Business.

Section 4.03 Authorization of Governmental Authorities. No action by (including any authorization by or consent or approval of), or in respect of, or filing with, any Governmental Authority is required by or on behalf of the Company or any of its Subsidiaries or in respect of the Company or any of its Subsidiaries, the Business or any Assets of the Company or any of its Subsidiaries for, or in connection with, (a) the valid and lawful authorization, execution, delivery and performance by the Company of this Agreement or any Sell Side Ancillary Agreement to which it is, or will be at Closing, a party or (b) the consummation of the Merger or any of the other Contemplated Transactions, except for (i) compliance with and filings under the HSR Act and (ii) the filing of the Certificate of Merger and any related documents with the Secretary of State of the State of Delaware.

Section 4.04 Noncontravention. None of the authorization, execution, delivery or performance by the Company of this Agreement or any Sell Side Ancillary Agreement to which it is, or will be at Closing, a party, nor the consummation of the Merger or any of the other Contemplated Transactions, will:

(a) assuming the taking of each action by (including the obtaining of each necessary authorization, consent or approval), or in respect of, and the making of all necessary filings with, Governmental Authorities, in each case, as disclosed on Schedule 4.03, conflict with or result in a breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, any Legal Requirement applicable to the Company or any of its Subsidiaries, the Business or any Assets of the Company or any of its Subsidiaries; or

(b) conflict with in any material respect or result in a material breach or material violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or require any action by (including any authorization, consent or approval) or notice to any Person, or require any offer to purchase or prepayment of any Debt or Liability under, or result in the creation of any Encumbrance upon or forfeiture of any of the rights, properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of (i) any material Permit applicable to or otherwise affecting the Company or any of its Subsidiaries, the Business or any Assets of the Company or any of its Subsidiaries, (ii) any material Contractual Obligation or (iii) the Organizational Documents of the Company or any of its Subsidiaries.

Section 4.05 Capitalization of the Company and its Subsidiaries.

(a) Authorized and Outstanding Equity Interests. The entire authorized capital stock (or, where applicable, other Equity Interests) of the Company and each of its Subsidiaries is as set forth on Schedule 4.05. All of the outstanding Equity Interests of the Company and each of its Subsidiaries are held of record by the Persons in the respective amounts set forth on Schedule 4.05. Except as set forth on Schedule 4.05, neither the Company nor any of its Subsidiaries has any issued or outstanding Equity Interests. There are 461,300 shares of Common Stock held by the Company in its treasury. No Subsidiary of the Company holds shares of its capital stock (or other Equity Interests) in its treasury. The Company has delivered to the Buyer Parties accurate and complete copies of the stock ledger (or equivalent records) of the Company and each of its Subsidiaries, which records reflect all issuances, transfers, repurchases and cancellations of shares of capital stock (or other Equity Interests) of the Company and each of its Subsidiaries. All of the Outstanding shares of capital stock (or, where applicable, other Equity Interests) of the Company and each of its Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable. Neither the Company nor any of its Subsidiaries has violated the Securities Act, any state “blue sky” or securities laws, any other similar Legal Requirement or any preemptive or other similar rights of any Person in connection with the issuance, repurchase or redemption of any of its Equity Interests.

(b) Encumbrances on Equity Interests, etc. The Company or a Subsidiary of the Company is the record owner of all of the Equity Interests of each of the Company’s Subsidiaries reflected as being owned by the Company or such Subsidiary on Schedule 4.05 and holds such Equity Interests free and clear of all Encumbrances except as disclosed on Schedule 4.05. Except as disclosed on Schedule 4.05: (i) there are no preemptive rights or other similar rights in respect of any Equity Interests in the Company or any of its Subsidiaries, (ii) there are no Encumbrances on, or other Contractual Obligations relating to, the ownership, transfer or voting of any Equity Interests in the Company or any of its Subsidiaries, or otherwise affecting the rights of any holder of the Equity Interests in the Company or any of its Subsidiaries, (iii) except for the Contemplated Transactions, there is no Contractual Obligation, or provision in the Organizational Documents of the Company or any of its Subsidiaries which obligates the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire, or make any payment (including any dividend or distribution) in respect of, any Equity Interest in the Company or any of its Subsidiaries (other than the Company’s obligation to redeem shares of its Series A Preferred Stock and Series B Preferred Stock as set forth in Section A.5 of Article IV of its Amended and Restated Certificate of Incorporation) and (iv) there are no existing rights with respect to registration under the Securities Act of any Equity Interests in the Company or any of its Subsidiaries.

Section 4.06 Financial Matters.

(a) Financial Statements. Attached to Schedule 4.06(a) are copies of each of the following:

(i) the audited consolidated balance sheets of the Company as of December 31, 2009 (the “Audited Balance Sheet” and the date thereof, the “Audited Balance Sheet Date”), December 31, 2008 and December 31, 2007, and the related audited consolidated statements of income, cash flow and changes in stockholders’ equity of the Company and its Subsidiaries for the fiscal years then ended, accompanied by any notes thereto and the reports of the Company’s independent accountants with respect thereto (collectively, the “Audited Financials”); and

(ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of May 31, 2010 (the “Most Recent Balance Sheet” and the date thereof, the “Most Recent Balance Sheet Date”), and the related unaudited consolidated statement of income, cash flow and changes in stockholders’ equity of the Company and its Subsidiaries for the five months then ended (the “Interim Financials” and, together with the Audited Financials and the Update Financials delivered pursuant to Section 6.03(b), the “Financials”).

(b) Compliance with GAAP, etc. The Financials (including any notes thereto) (i) were, or will be in the case of the Update Financials, prepared in accordance with the books and records of the Company and its Subsidiaries, (ii) have been, or will be in the case of the Update Financials, prepared in accordance with GAAP, consistently applied (subject, in the case of the unaudited Financials, to normal year-end audit adjustments, the effect of which will not, individually or in the aggregate, be materially adverse, and the absence of footnote disclosure that if presented, would not differ materially from those included in the Audited Financials) and (iii) fairly present the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of the operations of the Company and its Subsidiaries and changes in financial position for the respective periods covered thereby.

(c) Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material Liabilities except for (i) Liabilities set forth in the Audited Financials for the fiscal year ended December 31, 2009 and (ii) Liabilities incurred in the Ordinary Course of Business since the Audited Balance Sheet Date (none of which results from, arises out of, or relates to any breach or violation of, or default under, a Contractual Obligation or Legal Requirement).

(d) Accounts Receivable. All accounts and notes receivable reflected on the Audited Balance Sheet and all accounts and notes receivable arising subsequent to the Audited Balance Sheet Date and on or prior to the Closing Date that will be reflected in the Final Closing Balance Sheet, have arisen or will arise from sales actually made in the Ordinary Course of Business, represent or will represent legal, valid, binding and enforceable obligations owed to the Company or one of its Subsidiaries against debtors for products sold subject only to reasonable reserves for bad debts estimated in accordance with GAAP or uncollectable accounts set forth on the Audited Balance Sheet or the Final Closing Balance Sheet and, to the Company’s Knowledge, will not be subject to any contests, claims, counterclaims or setoffs.

(e) Inventory. All inventory of the Company and its Subsidiaries consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete items and items of below-standard quality, all of which have been or will be, as applicable, written off or written down to net realizable value in the Audited Balance Sheet and on the Final Closing Balance Sheet. The quantities of each item of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable in light of the Company’s experience and the present circumstances of the Company and its Subsidiaries.

(f) Banking Facilities. Schedule 4.06(f) sets forth an accurate and complete list of (i) each bank, savings and loan or similar financial institution with which the Company or one of its Subsidiaries has an account or safety deposit box or other similar arrangement, and any numbers or other identifying codes of such accounts, safety deposit boxes or such other arrangements maintained by the Company or one of its Subsidiaries thereat, and (ii) the names of all Persons authorized to draw on any such account or to have access to any such safety deposit box facility or such other arrangement.

Section 4.07 Absence of Certain Developments. From the Audited Balance Sheet Date through the date of this Agreement, (a) no event, change, fact, condition or circumstance has occurred or arisen that has had, or would reasonably be expected to have, a Material Adverse Effect, and (b) the Business has been conducted solely in the Ordinary Course of Business and neither the Company nor any of its Subsidiaries has (i) taken any action or omitted to take any action that would have violated the provisions of Section 6.02 if such provisions had been in effect at all times since the Audited Balance Sheet Date or (ii) suffered any loss, damage, destruction or eminent domain taking, whether or not covered by insurance, that is or was material to the Business.

Section 4.08 Debt; Guarantees. Neither the Company nor any of its Subsidiaries has any Liabilities in respect of Debt except as set forth on Schedule 4.08. For each item of Debt, Schedule 4.08 correctly sets forth the debtor, the Contractual Obligations governing the Debt, the principal amount of the Debt as the date of this Agreement, the creditor, the maturity date, and the collateral, if any, securing (or assets otherwise set aside for purposes of satisfying) the Debt (and all Contractual Obligations governing all related Encumbrances). Neither the Company nor any of its Subsidiaries has any Liability in respect of a Guarantee of any Debt or other Liability of any other Person.

Section 4.09 Assets.

(a) Ownership of Assets. The Company or one of its Subsidiaries has sole and exclusive, good and marketable title to, or, in the case of property held under a lease or other Contractual Obligation, a sole and exclusive, Enforceable leasehold interest in, or adequate rights to use and exploit without restriction, all of its properties, rights and assets, whether real or personal and whether tangible or intangible, including all assets reflected in the Audited Balance Sheet or acquired after the Audited Balance Sheet Date, except for such assets that have been sold or otherwise disposed of since the Audited Balance Sheet Date in the Ordinary Course of Business (collectively, the “Assets”). None of the Assets is subject to any Encumbrance other than a Permitted Encumbrance.

(b) Sufficiency of Assets. The Assets comprise all of the assets, properties and rights of every type and description, whether real or personal, tangible or intangible, that are used or necessary to the conduct of the Business and are adequate to conduct the Business.

(c) Condition of Tangible Assets. All of the material fixtures and other material improvements to the Real Property included in the Assets (including any Facilities) and all of the material tangible personal property other than inventory included in the Assets (i) are in all material respects adequate and suitable for their present uses, (ii) are in good working order, operating condition and state of repair (ordinary wear and tear excepted), and (iii) have been maintained in all material respects in accordance with normal industry practice.

(d) Investments. Neither the Company nor any of its Subsidiaries (i) controls, directly or indirectly, or owns any direct or indirect Equity Interest in any Person that is not a Subsidiary of the Company or (ii) is subject to any obligation to make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

Section 4.10 Real Property.

(a) None of the Company, any Subsidiary of the Company or any of their respective Predecessors currently owns, directly or indirectly, any real property and has not previously owned, directly or indirectly, any real property. Schedule 4.10(a) sets forth a list of the addresses of all real property leased, subleased or licensed by, or for which a right to use or occupy has been granted to, the Company or one its Subsidiaries (the “Leased Real Property”). Schedule 4.10(a) also identifies with respect to each Leased Real Property, each lease, sublease, license or other Contractual Obligation under which such Leased Real Property is occupied or used, including the date of and legal name of each of the parties to such lease, sublease, license or other Contractual Obligation, and each amendment, modification or supplement thereto, including whether or not each other party thereto is an Affiliate of the Company, a Subsidiary of the Company or any Company Investor (the “Real Property Leases”).

(b) There are no written or oral leases, subleases, licenses, concessions, occupancy agreements or other Contractual Obligations granting to any other Person the right of use or occupancy of any of the Leased Real Property and there is no Person (other than the Company or one of its Subsidiaries) in possession of any of the Leased Real Property. With respect to each Real Property Lease that is a sublease, to the Company’s Knowledge, the representations and warranties in this Section 4.10(b) and Sections 4.16(b) and 4.16(c) are true and correct with respect to the underlying lease.

(c) The Company has delivered to the Buyer Parties accurate and complete copies of the Real Property Leases, in each case as amended or otherwise modified and in effect, together with extension notices and other material correspondence, lease summaries, notices of lease, estoppel certificates, guaranties, letters of credit and subordination, non-disturbance and attornment agreements related thereto.

(d) No eminent domain or condemnation Action is pending or, to the Company’s Knowledge, threatened, that would preclude or materially impair the use of any Leased Real Property. The current use of the Leased Real Property by the Company and its Subsidiaries does not violate in any material respect any restrictive covenant of record that affects any of the Leased Real Property.

(e) Each Facility is supplied with utilities and other services necessary for the operation of such Facility as the same is currently operated or currently proposed to be operated, all of which utilities and other services are provided via public roads or via permanent, irrevocable appurtenant easements benefiting the parcel of Leased Real Property. Each parcel of Leased Real Property abuts on, and has direct vehicular access to, a public road, or has access to a public road via a permanent, irrevocable appurtenant easement benefiting the parcel of Leased Real Property, in each case, to the extent necessary for the conduct of the Business.

Section 4.11 Intellectual Property.

(a) Subject to Section 4.11(c) below and except as otherwise noted on Schedule 4.11(b), Company and its Subsidiaries own all right, title and interest in and to all Intellectual Property, free and clear of all Encumbrances except for Permitted Encumbrances, and has the unrestricted, perpetual and irrevocable right to use, without restrictions (other than licenses identified on Schedule 4.16), all Intellectual Property, used in the Business, including, but not limited to, that Intellectual Property identified in Schedule 4.11(b) (“Company Intellectual Property”). The Company Intellectual Property is not subject to any other material restrictions or limitations regarding ownership, use (including with respect to the manufacture, importation, sale, offer for sale, distribution, reproduction, creation of derivative works based on, performance or display), license or disclosure other than pursuant to a written Contractual Obligation set forth on Schedule 4.16.

(b) Schedule 4.11(b) sets forth a complete and accurate list of all of the following that are owned by the Company or one of its Subsidiaries including, as applicable, the nature (e.g., patent, trademark, etc.) thereof, the application or registration number, the jurisdiction, and the record owner: (i) patents, patent applications, and patent disclosures, together with reissuances, provisional patent applications, divisionals, continuations, continuations-in-part, revisions, extensions, requests for continued examination, continued prosecution applications, and reexaminations relating to any of the foregoing; (ii) registered trademarks, service marks, certification marks, trade names and corporate names, and registrations and applications directed to any trademark, service mark, certification mark, trade name or corporate name, and material unregistered trademarks, service marks, certification marks, trade names and corporate names; (iii) copyrights, copyright registrations and applications for copyright registration, and renewals and extensions thereof, and material unregistered works of authorship, industrial designs and industrial models; (iv) material Internet domain names; (v) material Software and databases; and (vi) other registered Company Intellectual Property, applications for registration of Company Intellectual Property, and material unregistered Company Intellectual Property.

(c) To the extent that the Company and its Subsidiaries do not own all right, title and interest in and to any Intellectual Property, free and clear of all Encumbrances except for Permitted Encumbrances, used in the Business, and does not have the unrestricted, perpetual and irrevocable right to use, without restrictions, any Intellectual Property used in the Business, the Company or one of its Subsidiaries has an Enforceable right and license from the Third Party that owns all right, title and interest in and to such Intellectual Property to use such Intellectual Property without restriction in the Business (“Third Party Intellectual Property”). Schedule 4.11(c) sets forth a complete and accurate list of all of the Third Party Intellectual Property including, as applicable, and to the Company’s Knowledge, the nature (e.g., patent, trademark, etc.) thereof, the application or registration number, the jurisdiction, and the record owner.

(d) (i) The Company and its Subsidiaries have taken all reasonable actions to protect, maintain, and preserve all of the Company Intellectual Property, including trade secrets, so as not to adversely affect the ownership, validity or enforceability thereof; (ii) subject to Section 4.11(d)(iii) and (iv) below and except as otherwise indicated on Schedule 4.11(b), all of the Company Intellectual Property is valid and enforceable (with the understanding that pending patent applications cannot be considered either valid or enforceable since they have not issued); (iii) except as set forth in Schedule 4.11(d)(iii), no registration or application included in the Company Intellectual Property listed on Schedule 4.11(b) (if any) has lapsed, expired, or been abandoned, or canceled or opposed, or is the subject of any cancellation, opposition, interference or other contested proceedings, or is otherwise pending, and, to the Company’s Knowledge, no fact or circumstance exists which would form the basis for any of the foregoing; (iv) all of the Company Intellectual Property that is set forth in Schedule 4.11(d)(iv) are the subject of a petition to revive in the United States Patent and Trademark Office, and to the Company’s. Knowledge, no fact or circumstance exists which would form the basis for the rejection of any such petition to revive; and (v) no claim contesting the validity, enforceability, ownership or use (including, without limitation, the manufacture, importation, sale, offer for sale, distribution, reproduction, creation of derivative works based on, performance or display) of any of the Company Intellectual Property has been made or, to the Company’s Knowledge, threatened, and, to the Company’s Knowledge, no fact or circumstance exists which would form the basis for such a claim. To the Company’s Knowledge, (vi) the owners of any Third Party Intellectual Property have taken all necessary and desirable actions to maintain and protect such Third Party Intellectual Property so as not to adversely affect the ownership, validity or enforceability thereof; (vii) all of the Third Party Intellectual Property is valid and enforceable; (viii) no registration or application relating thereto (if any) has lapsed, expired, or been abandoned, canceled or opposed, or is the subject of any cancellation, opposition, interference or other contested proceedings, or is otherwise pending; and (ix) no claim contesting the validity, enforceability, ownership or use (including, without limitation, the manufacture, importation, sale, offer for sale, distribution, reproduction, creation of derivative works based on, performance or display) of any of the Third Party Intellectual Property has been made or threatened. Neither the Company nor any of its Subsidiaries has disclosed any Company Intellectual Property of a confidential nature (including, without limitation, trade secrets) to any Person, except pursuant to a written Contractual Obligation set forth on Schedule 4.16.

(e) The Company Intellectual Property and the Third Party Intellectual Property collectively include all Intellectual Property (i) in or relating to any product manufactured, imported, offered for sale, sold or used by or on behalf of the Company or any of its Subsidiaries; or (ii) that is used in the Business as currently conducted or as contemplated to be conducted.

(f) All past employees, officers and, except for those working on behalf of CSSG or a SILO Group, contractors of the Company and its Subsidiaries, and all other third parties that have invented, authored or otherwise created, designed, developed or reduced to practice any of the Company Intellectual Property, and all current employees, officers and, except for those working on behalf of CSSG or a SILO Group, contractors of the Company and its Subsidiaries, and all other third parties that have invented, authored or otherwise created, designed, developed or reduced to practice any of the Company Intellectual Property, or that are likely to invent, author or otherwise create, design, develop or reduce to practice Intellectual Property for or on behalf of the Company or any of its Subsidiaries in the future, have executed written agreements assigning all of their right, title and interest in and to any inventions, works of authorship or other Company Intellectual Property or future Intellectual Property to the Company or one of its Subsidiaries, the forms of which agreements have been supplied by the Company to Parent. To the Company’s Knowledge, none of its present or former employees, officers or contractors is in violation of any agreement with the Company or any of its Subsidiaries, and the Company and its Subsidiaries have used and will continue to use their respective commercially reasonable efforts to prevent any such violation. To Company’s Knowledge, no present or former employee, officer or contractor who has invented, authored or otherwise created, designed, developed or reduced to practice any of the Company Intellectual Property, or contributed to any of the foregoing, is bound by any Contractual Obligation that restricts or limits in any way the scope of the Company Intellectual Property or requires such Person to transfer, assign or disclose information concerning his work or contribution in such Company Intellectual Property to any Person other than the Company or one of its Subsidiaries.

(g) The Company and its Subsidiaries have adopted an internal policy regarding the marking of, and notice with respect to, all processes, products, works of authorship, inventions, other items and/or services covered by or the subject of any Company Intellectual Property with the appropriate patent, trademark, copyright or other marking requirements, and the Company and its Subsidiaries have used reasonable efforts to implement, follow and enforce such policy.

(h) Neither the Company nor any of its Subsidiaries have infringed, misappropriated or otherwise unlawfully used, nor is now infringing, misappropriating or otherwise violating or unlawfully using, any Intellectual Property of any Person in the conduct of the Business as presently conducted or, as the Business is contemplated to be conducted after the Closing with respect to (i) products for which the Company or any of its Subsidiaries has completed a freedom to practice investigation (including, but not limited to, the Potomac rod system, Pyrenees Hybrid Cervical Plate System, and the Cayman semi-constrained screws (to the extent the Cayman semi-constrained screws use merely a size variation of the Pyrenees Hybrid Cervical Plate System)), or (ii) any product which is solely a size variation of a product presently sold by the company without any design change, or (iii) a rod scoring and cutting device as shown and described in US provisional patent application 61/278,924, or (iv) a MESA screw design as currently sold by the Company modified solely to add cannulation to accommodate a guidewire for use in minimally invasive surgery, will not infringe, misappropriate or otherwise violate or unlawfully use any Intellectual Property of any Person. To the Company’s Knowledge, no Person has or is infringing, misappropriating or otherwise violating or unlawfully using any of the Company Intellectual Property.

(i) Except pursuant to a written Contractual Obligation set forth on Schedule 4.16, neither the Company nor any of its Subsidiaries has entered into any Contract to indemnify, defend or hold harmless any Person against any claim of infringement, misappropriation or violation or unlawful use of any Intellectual Property.

(j) There are no written consents, settlements, judgments, injunctions, decrees, awards, stipulations, orders or similar litigation-related, or inter partes obligations to which the Company or any of its Subsidiaries is a party, or to which the Company or any of its Subsidiaries is otherwise bound, in each case that relate to the Company Intellectual Property or the Intellectual Property of another Person or that will restrict the rights of the Company or any of its Subsidiaries to use, transfer, license, enforce or otherwise exploit any Company Intellectual Property or restrict the conduct of the Business.

(k) There is no Proceeding pending or, to the Company’s Knowledge, threatened against, involving or otherwise relating to the Company or any of its Subsidiaries with respect to, and to the Company’s Knowledge, no fact or circumstances exist that would reasonably be expected to form the basis for any Proceeding against, involving or otherwise relating to the Company or any of its Subsidiaries with respect to: (i) any Company Intellectual Property; (ii) any products or processes owned, offered for sale, sold, imported, used or under design or development by or for the Company and its Subsidiaries; (iii) the Business, or any portion or aspect thereof, as currently conducted; (iv) any Third Party Intellectual Property that the Company and its Subsidiaries have the right to enforce; except for (i) and (iv) with respect to pending applications that are the subject of ex parte examination proceedings by the USPTO and/or corresponding foreign patent and trademark offices.

(l) Neither the Company nor any of its Subsidiaries has entered into any Contractual Obligation granting any third party the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any of the Company Intellectual Property. Neither the Company nor any of its Subsidiaries has entered into any Contractual Obligation in which any third party has the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any Third Party Intellectual Property which is licensed to the Company or any of its Subsidiaries.

(m) The third party inventions identified on Schedule 4.11(m) are under consideration by the Company. The Company is in discussions with the owners of such third party inventions, which discussions are directed to obtaining either an assignment of, or license to, such inventions and Intellectual Property rights therein.

Section 4.12 Legal Compliance; Permits.

(a) Except with respect to Taxes, ERISA, Environmental Laws and compliance with the Legal Requirements described in Section 4.23, which are the subjects of Sections 4.13, 4.14, 4.15 and 4.23, the Company and its Subsidiaries are in compliance in all material respects with all foreign and domestic Legal Requirements and Governmental Orders applicable to them, their respective properties or other assets or their respective businesses or operations.

(b) The Company and its Subsidiaries have in effect all material Permits and Registrations of or with all Governmental Authorities, including all Permits and Registrations required under the FDCA or any foreign counterpart thereof, necessary in any material respect for the Company and its Subsidiaries to own, lease or operate its properties and other assets and to carry on its activities and operations as currently conducted in each jurisdiction in which the Company and its Subsidiaries currently manufacture, promote, distribute, sell or otherwise market products. To the Knowledge of the Company, all material Permits and Registrations are in full force and effect, and no such Permit or Registration contains or relies upon any untrue statement of material fact. Since January 1, 2006, there has not occurred any material default under, or material violation of, any such Permit or Registration. The consummation of the Contemplated Transactions, in and of itself, will not require the approval of any Governmental Authority that has issued or authorized any material Permit or Registration and would not cause or could not reasonably be expected to create grounds for the revocation or cancellation of any material Permit or Registration.

(c) Improper Payments. In the conduct of the Business, neither the Company, any of its Subsidiaries nor any of their respective Representatives on behalf of the Company or any of its Subsidiaries, has (i) directly or indirectly, given, or agreed to give, any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other Person who was, is or may be in a position to help or hinder the Company or any of its Subsidiaries (or assist in connection with any actual or proposed transaction) or made, or agreed to make, any illegal contribution, or reimbursed any illegal political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office, (ii) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose or (iii) violated any provision of (A) the Foreign Corrupt Practices Act of 1977 (“FCPA”) or (B) any anti-bribery or corruption legislation enacted by a Governmental Authority of a jurisdiction in which the Company or any of its Subsidiaries currently conducts the Business (“Anti-Bribery Act”). The Company has a compliance program and internal sales and marketing policies in place (and became a member of the Advanced Medical Technology Association in May 2009) and promotes adherence to these policies through routine training and monitoring. The Company and its Subsidiaries make and keep books, records, and accounts that accurately and fairly reflect transactions and the distribution of the Company’s and its Subsidiaries’ assets, and have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are taken in accordance with management’s directives and are properly recorded, in each case in accordance with the FCPA or any Anti-Bribery Acts. The Company and its Subsidiaries have effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of the FCPA or any Anti-Bribery Acts will be prevented, detected and deterred.

Section 4.13 Tax Matters.

(a) The Company and its Subsidiaries have timely filed, or have caused to be timely filed on their behalf, all income Tax Returns and all other material Tax Returns required to be filed by them in accordance with all Legal Requirements. All such Tax Returns were true, correct and complete in all material respects. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any income Tax Return or any other material Tax Return. All Taxes owed by the Company and its Subsidiaries (whether or not shown on any Tax Return) have been timely paid in full.

(b) Within the five-year period ending on the date hereof, no claim in writing has been made by any Governmental Authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is subject or may be subject to taxation by that jurisdiction.

(c) There are no encumbrances or liens upon any Asset with respect to Taxes other than those for current Taxes not yet due and payable or Taxes being contested in good faith, for which adequate accruals or reserves have been established on the Most Recent Balance Sheet.

(d) The Company and its Subsidiaries have complied in all material respects with all applicable laws relating to the deduction, withholding and payment to the appropriate authority of Taxes required to be so deducted, withheld or paid in connection with amounts paid or owed to any employee, independent contractor, creditor, stockholder, partner or other third party, and the Company and its Subsidiaries have, in all material respects, complied with all reporting and recordkeeping requirements.

(e) There is no pending Action concerning any Tax Liability of the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries have received written notice of any Tax deficiency or the threat of any such Action from any taxing authority. The Company has made available to the Buyer Parties accurate and complete copies of all income Tax Returns and other material Tax Returns, examination reports, and statements of deficiencies filed, assessed against, or agreed to by the Company and its Subsidiaries since January 1, 2007. Within the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries has made or changed any tax election, or changed any accounting period or method if, in either case, such action which could increase the Tax liability of the Company or any of its Subsidiaries after the Closing, and, on the Closing Date, neither the Company nor any of its Subsidiaries shall take any such action that would have such effect.

(f) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (which waiver or extension remain outstanding). Except as set forth in the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has executed any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force. No closing agreements, private letter rulings, or technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Authority with or in respect of the Company or any of its Subsidiaries.

(g) The unpaid Taxes of the Company and its Subsidiaries (i) did not as of the Audited Balance Sheet Date exceed the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Audited Balance Sheet (rather than in any notes thereto) and (ii) will not exceed that reserve as adjusted (including on the Interim Financials and the Update Financials) for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(h) Other than the “affiliated group” the common parent of which is the Company, neither the Company nor any of its Subsidiaries has ever been a member of an “affiliated group” within the meaning of Code section 1504(a) filing a consolidated federal income Tax Return (or any similar provision of state, local or foreign law). Neither the Company nor any of its

Subsidiaries is a party to any Tax sharing or Tax allocation agreement. Neither the Company nor any of its Subsidiaries has any Liability for the Taxes of any Person under Treasury Regulation 1.1502-6 (or any similar provision of state, local or foreign law) other than by virtue of being a member of the consolidated group under section 1504 of the Code, of which the Company is the common parent, or as a transferee or successor.

(i) Neither the Company nor any of its Subsidiaries is, or within the five-year period ending on the date hereof has been, required to make any adjustment pursuant to Code section 481(a) (or any predecessor provision) or any similar provision of state, local or foreign law by reason of any change in any accounting methods, and there is no application pending with any Governmental Authority requesting permission for any changes in any of its accounting methods for Tax purposes. To the Company’s Knowledge, no Governmental Authority has proposed in writing any such adjustment or change in accounting method of the Company or any of its Subsidiaries.

(j) Neither the Company nor any of its Subsidiaries will be required to include any amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any “closing agreement” as described in Code section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date or (ii) any deferred intercompany gain or excess loss account described in Treasury Regulations under Code section 1502 (or any corresponding or similar provision or administrative rule of federal, state, local or foreign income Tax law).

(k) Neither the Company nor any of its Subsidiaries has been a United States real property holding company within the meaning of Code section 897(c)(2) during the period specified in Code section 897(c)(1)(A)(ii).

(l) Neither the Company nor any of its Subsidiaries has been a party to any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4 or any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code.

(m) Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Code section 355(a)(1)(A).

Section 4.14 Employee Benefit Plans.

(a) Schedule 4.14 lists all Employee Plans which the Company or any of its Subsidiaries sponsors or maintains, or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, or under which the Company or any of its Subsidiaries has or may have any Liability, or which benefits any current or former employee, director, consultant or independent contractor of the Company or any of its Subsidiaries or the beneficiaries or dependents of any such Person (each a “Company Plan”). With respect to each Company Plan, the Company has delivered to the Buyer Parties accurate and complete copies of each of the following: (i) if the plan has been reduced to writing, the plan document together with all amendments thereto, (ii) if the plan has not been reduced to writing, a written summary of all material plan terms, (iii) if applicable, any trust agreements, custodial agreements, insurance policies or contracts, administrative agreements and similar agreements, and investment management or investment advisory agreements, (iv) any summary plan descriptions, employee handbooks or similar employee communications, (v) in the case of any plan that is intended to be qualified under Code Section 401(a), the most recent determination letter from the IRS and any related correspondence, and any pending request for determination with respect to the plan’s qualification, (vi) in the case of any funding arrangement intended to qualify as a VEBA under Code Section 501(c)(9), the IRS letter determining that it so qualifies, (vii) in the case of any plan for which Forms 5500 are required to be filed, the three most recently filed Forms 5500, with schedules attached, (viii) any notices, letters or other correspondence from the IRS or the Department of Labor relating to such Company Plan during the preceding five years and (ix) any other filings with any Governmental Authority relating to such Company Plan during the preceding five years.

(b) Neither the Company and its Subsidiaries nor any other Person that would be considered a single employer with the Company and its Subsidiaries under the Code or ERISA has ever maintained a plan subject to Title IV of ERISA or Section 412, Section 430 or Section 431 of the Code, including any “multiemployer plan” as defined in Section 4001(a)(3) of ERISA, and no condition exists that presents a material risk to the Company or any of its Subsidiaries of incurring a material liability under Title IV of ERISA or Section 412, Section 430 or Section 431 of the Code.

(c) Each Company Plan that is intended to be qualified under Code Section 401(a) is so qualified. Each Company Plan, including any associated trust or fund, has been administered in accordance with its terms and any applicable collective bargaining agreements and with applicable Legal Requirements, and no event has occurred and no condition exists would result in the revocation of such letter or that could adversely affect the qualified status of any such Company Plan (or the tax-exempt status of any such trust). Nothing has occurred with respect to any Company Plan that has subjected or could subject the Company or any of its Subsidiaries to a penalty under Section 502 of ERISA or to an excise tax under the Code.

(d) All required contributions and other payments to, and premium payments on account of, each Company Plan have been made on a timely basis.

(e) There is no pending or, to the Company’s Knowledge, threatened Action relating to a Company Plan, other than routine claims for benefits provided for by the Company Plans. No Company Plan is or, within the last six years, has been the subject of an examination, investigation or audit by a Governmental Authority, is the subject of an application or filing under, or is a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(f) Except as required under Section 601 et seq. of ERISA, no Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

(g) Each “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1) and applicable regulations) with respect to any service provider to the Company or any of its Subsidiaries (i) complies and has been operated in compliance with the requirements of Section 409A of the Code and regulations promulgated thereunder in all material respects, or (ii) is exempt from Section 409A.

(h) Except as set forth on Schedule 4.14(h), neither the Company nor any of its Affiliates has made any payments and is not and has not been a party to any Contractual Obligation that could result in it making payments, that have resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code section 280G or in the imposition of an excise Tax under Code section 4999 (or any corresponding provisions of state, local or foreign Tax law).

(i) Each Company Plan and any related contracts may be amended or terminated without penalty other than the payment of benefits, fees or charges accrued or incurred through the date of termination and administrative costs of such amendment or termination.

(j) With respect to each Company Plan that is subject to Legal Requirements of a jurisdiction outside the United States, each such plan required to be registered has been registered and is in good standing with applicable Governmental Authorities, all contributions and other payments required to be made to or in connection with each such plan have been made and each such plan has been established and administered in accordance with its terms and all applicable Legal Requirements.

(k) Without limiting any other provision of this Section 4.14, no event has occurred and no condition exists, with respect to any Plan, that has subjected or could subject the Company or any Subsidiary, or any Company Plan or any successor thereto, to any Tax, fine, penalty or other liability (other than a liability arising in the normal course to make contributions or payments, as applicable, when ordinarily due under the Company Plans with respect to employees (or, if applicable, independent contractors) of the Company and the Subsidiaries). No event has occurred and no condition exists as of the time of the Closing, with respect to any Plan that could subject any Buyer Party or any of its Affiliates (other than the entity directly acquiring the Company), or any Plan maintained by any Buyer Party or any Affiliate thereof, to any Tax, fine, penalty or other liability, that would not have been incurred by such Buyer Party or any of its Affiliates, or any such Plan, but for the transactions contemplated hereby.

(l) No Company Plan provides for the payment of severance, termination, change-in-control or any similar type of payments or benefits.

Section 4.15 Environmental Matters. Except as set forth in Schedule 4.15, (a) the Company and its Subsidiaries are, and the Company, its Subsidiaries and their respective Predecessors have been, in compliance in all material respects with all Environmental Laws, (b) there has been no release or threatened release of any material amount of any Hazardous Substance on, upon, into or from any site currently or heretofore leased or otherwise operated or occupied by the Company, any of its Subsidiaries or any of their respective Predecessors, (c) neither the Company nor any of its Subsidiaries has any material Liability for any Hazardous Substances present at any off-site location, (d) there are no underground storage tanks located on, no PCBs (polychlorinated biphenyls) or PCB-containing equipment used or stored on, and no hazardous waste as defined by RCRA stored on, any site owned or operated by the Company, Subsidiaries or any of their respective Predecessors, except for the storage of hazardous waste in compliance with Environmental Laws and (e) the Company has delivered to the Buyer Parties accurate and complete copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies, and environmental studies or assessments for the Company and its Subsidiaries, in each case as amended and in effect.

Section 4.16 Contracts.

(a) Contracts. Except as disclosed in the applicable subsection of Schedule 4.16 (which is arranged in subsections numbered (i) to (xvii) to correspond to the subsections of this Section 4.16(a)), neither the Company nor any of its Subsidiaries is bound by or a party to:

(i) any Contractual Obligation (or group of related Contractual Obligations) for the purchase, sale, construction, repair or maintenance of inventory, raw materials, commodities, supplies, goods, products, equipment or other property, or for the furnishing or receipt of services, in each case, the performance of which will extend over a period of more than one year or which provides for (or would be reasonably expected to involve) annual payments to or by the Company or any of its Subsidiaries in excess of $100,000 or aggregate payments to or by the Company or any of its Subsidiaries in excess of $250,000;

(ii) any Contractual Obligation relating to the acquisition or disposition by the Company or any of its Subsidiaries of (A) any business (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise) or (B) any material Asset (other than sales of inventory or obsolete equipment in the Ordinary Course of Business);

(iii) any Contractual Obligation concerning or consisting of a partnership, limited liability company, joint venture or similar agreement;

(iv) any Contractual Obligation under which the Company or any of its Subsidiaries has permitted any Asset to become Encumbered (other than by a Permitted Encumbrance);

(v) any Contractual Obligation (A) under which the Company or any of its Subsidiaries has created, incurred, assumed or guaranteed any Debt in excess of $100,000 or (B) under which any other Person has guaranteed any Debt of the Company or any of its Subsidiaries;

(vi) any Contractual Obligation containing covenants that in any way purport to (A) restrict any business activity (including the solicitation, hiring or engagement of any Person or the solicitation of any customer) of the Company or any of its Subsidiaries or (B) limit the freedom of the Company or any of its Subsidiaries or to engage in any line of business or compete with any Person;

(vii) any Contractual Obligation under which the Company or any of its Subsidiaries is, or may become, obligated to incur any severance pay or Compensation obligations that would become payable by reason of this Agreement or the Contemplated Transactions;

(viii) any Contractual Obligation under which the Company or any of its Subsidiaries is, or may, have any Liability to any investment bank, broker, financial advisor, finder or other similar Person (including an obligation to pay any legal, accounting, brokerage, finder’s, or similar fees or expenses) in connection with this Agreement or the Contemplated Transactions;

(ix) any Contractual Obligation providing for the employment or consultancy or engagement as an independent contractor of any Person on a full-time, part-time, consulting or other basis or providing for payments on separation, termination or change in control or otherwise providing Compensation or other benefits to any officer, director, employee, independent contractor or consultant (other than a Company Plan) or providing for any post-employment restrictions;

(x) any agency, dealer, distributor, sales representative, marketing or other similar Contractual Obligation;

(xi) any outstanding general or special powers of attorney executed by or on behalf of the Company or any of its Subsidiaries;

(xii) other than Real Property Leases, any Contractual Obligation relating to the lease or license of any Asset, including Intellectual Property Rights (other than commercially available “off the shelf” software) (and including all customer license and maintenance agreements) that is not included on Schedule 4.11(c);

(xiii) any Contractual Obligation relating to the license of any Intellectual Property or Software to the Company or any of its Subsidiaries that is material in the conduct of the Business, including any Third Party Intellectual Property (other than commercially available “off the shelf” software);

(xiv) any Contractual Obligation relating to the license by any third party of any Company Intellectual Property or Software;

(xv) any Contractual Obligation that grants any Person a right of first refusal, right of first offer, or similar right with respect to any material properties, assets, or the Business;

(xvi) any Contractual Obligation under which the Company or any of its Subsidiaries issued any Equity Interest to any Person; or

(xvii) any Contractual Obligation under which the Company or any of its Subsidiaries has advanced or loaned an amount to any of its employees other than in the Ordinary Course of Business.

The Company has delivered to the Buyer Parties accurate and complete copies of each written Contractual Obligation listed on Schedule 4.16, in each case, as amended or otherwise modified and in effect. The Company has delivered to the Buyer Parties a written summary setting forth all of the material terms and conditions of each oral Contractual Obligation listed on Schedule 4.16.

(b) Enforceability, etc. To the Company’s Knowledge, each Contractual Obligation required to be disclosed on

Schedule 4.10(a), Schedule 4.11(d), Schedule 4.14, Schedule 4.16, Schedule 4.17, Schedule 4.18 or Schedule 4.21 (each, a “Material Company Contract”) is Enforceable against each party to such Contractual Obligation, and is in full force and effect, and, subject to obtaining any necessary consents disclosed on Schedules 4.03 and 4.04, will continue to be so Enforceable and in full force and effect on identical terms following the consummation of the Contemplated Transactions.

(c) Breach, etc. Neither the Company nor any of its Subsidiaries or, to the Company’s Knowledge, any other party to any Material Company Contract is in material breach or violation of, or default under, or has repudiated any material provision of, any Material Company Contract. To the Company’s Knowledge, no other party to any Material Company Contract has asserted that the Company or any of its Subsidiaries is in material breach or violation of, or default under, or has repudiated any material provision of, any Material Company Contract.

Section 4.17 Related Party Transactions. No officer or director (or equivalent) or other Affiliate of the Company or any of its Subsidiaries (or, to the Company’s Knowledge, any Family Member of any such Person who is an individual or any entity in which any such Person or any such Family Member thereof owns a material interest): (a) is a party to any material Contractual Obligation to which the Company or a Subsidiary thereof is a party, (b) has any material interest in any material Asset owned or leased by the Company or any of its Subsidiaries or used in connection with the Business or (c) has engaged in any material transaction, arrangement or understanding with the Company or any of its Subsidiaries since the Audited Balance Sheet Date (other than payments made to, and other Compensation provided to, officers and directors (or equivalent) in the Ordinary Course of Business).

Section 4.18 Customers and Suppliers. Schedule 4.18 sets forth a complete and accurate list of (a) the ten largest customers of the Company and its Subsidiaries (measured by aggregate billings) during the fiscal year ended on the Audited Balance Sheet Date, indicating the existing Contractual Obligations with each such customer by product or service provided and (b) the ten largest suppliers of materials, products or services to the Company and its Subsidiaries (measured by the aggregate amount purchased by the Company and its Subsidiaries) during the fiscal year ended on the Audited Balance Sheet Date, indicating the Contractual Obligations for continued supply from each such supplier. None of such customers or suppliers has cancelled, terminated or otherwise materially altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) or notified the Company or any of its Subsidiaries of any intention to do any of the foregoing or otherwise threatened in writing to cancel, terminate or materially alter (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid as the case may be) its relationship with the Company or any of its

Subsidiaries. As of the date hereof, to the Company’s Knowledge, there is no reason to believe that there will be any material change in the relationships of the Company or any of its Subsidiaries with such customers and suppliers as a result of the Contemplated Transactions.

Section 4.19 Labor Matters.

(a) There are no labor troubles (including any work slowdown, lockout, stoppage, picketing or strike) pending, or to the Company’s Knowledge, threatened between the Company and its Subsidiaries, on the one hand, and any of their respective employees, on the other hand, and there have been no such troubles since January 1, 2006. Except as disclosed on Schedule 4.19(a), (a) no employee of the Company or any of its Subsidiaries is represented by a labor union, (b) neither the Company nor any of its Subsidiaries is a party to, or otherwise subject to, any collective bargaining agreement or other labor union contract, (c) no petition has been filed or proceedings instituted by or on behalf of a labor organization concerning any employees or group of employees of the Company or any of its Subsidiaries with any labor relations board seeking recognition of a bargaining representative, (d) to the Company’s Knowledge, there is no organizational effort currently being made or threatened by, or on behalf of, any labor union to organize employees of the Company or any of its Subsidiaries, and (e) no demand for recognition of employees of the Company or any of its Subsidiaries has been made by, or on behalf of, any labor union. True and complete information as to the name, current job title and Compensation for each of the last three years for all current directors and executive officers of the Company and its Subsidiaries has been provided to the Buyer Parties. No executive officer’s or other key employee’s employment with the Company or any of its Subsidiaries has been terminated for any reason nor has any such officer or key employee notified the Company or any of its Subsidiaries of his or her intention to resign or retire since January 1, 2009. No officer, employee, consultant or independent contractor of the Company or any of its Subsidiaries has a legal authorization to work in the United States that is restricted as to time, location, employer or otherwise.

(b) Neither the Company nor any of its Subsidiaries has, during the three (3) year period prior to the date hereof, taken any action that would constitute a “Mass Layoff” or “Plant Closing” within the meaning of the Worker Adjustment Retraining and Notification Act or would otherwise trigger notice requirements or liability under any state or local plant closing notice law. Schedule 4.19(b) (which shall be updated for the then most recently preceding ninety (90) days as of the Closing Date) contains a true and complete list of each employee of the Company or any of its Subsidiaries whose employment has terminated in the preceding ninety (90) days, the reason for such termination, and the employee’s site of employment. No arbitration, court decision or Governmental Order to which the Company or any of its Subsidiaries is a party or is subject in any way limits or restricts the Company or any of its Subsidiaries from relocating or closing any of the operations of the Company or any of its Subsidiaries.

Section 4.20 Litigation; Governmental Orders.

(a) Litigation. Except as disclosed on Schedule 4.20(a) (which matters have not had, and would not reasonably be expected to have, a Material Adverse Effect), there is no Action to which the Company or any of its Subsidiaries is a party (either as plaintiff or defendant) or to which any of their respective Assets are or may be subject that is pending, or to the Company’s Knowledge, threatened, nor, to the Company’s Knowledge, is there any basis for any of the foregoing. Except as disclosed on Schedule 4.20(a), there is no Action which the Company or any of its Subsidiaries intends to initiate.

(b) Governmental Orders. No Governmental Order has been issued that is applicable to the Company, any of its Subsidiaries, any of their respective Assets or the Business.

Section 4.21 Insurance. Schedule 4.21 sets forth an accurate and complete list of all insurance policies by which the Company or any of its Subsidiaries, or any of their respective Assets, employees, officers or directors (or equivalent) or the Business have been insured since January 1, 2006 other than insurance policies for Employee Benefit Plans (the “Liability Policies”) and, with respect to such Liability Policies under which the Company or any of its Subsidiaries, or any of their respective Assets, employees, officers or directors (or equivalent) or the Business are currently insured other than insurance policies for Employee Benefit Plans (the “Current Liability Policies”), their respective expiration dates. The list includes for each Liability Policy the type of policy, form of coverage, policy number and name of insurer. The Company has made available to the Buyer Parties accurate and complete copies of all Liability Policies, in each case, as amended or otherwise modified and in effect. Schedule 4.21 describes any self-insurance arrangements affecting the Company or any of its Subsidiaries. The Company and its Subsidiaries maintain and have since January 1, 2006 maintained with financially sound and reputable insurers insurance with respect to their respective Assets, employees, officers and directors (or equivalent) and the Business, in such amounts and against such losses and risks as is customarily carried by Persons engaged in the same or similar business and as is required under the terms of any applicable Real Property Leases or other Contractual Obligations. Except as disclosed on Schedule 4.21, no insurer (a) has denied or disputed coverage of any claim pending under any Liability Policy or (b) has threatened to cancel any Liability Policy. Except as disclosed on Schedule 4.21, to the Company’s Knowledge, no insurer plans to materially increase the premiums for, or materially alter the coverage under, any Current Liability Policies. Except as disclosed on Schedule 4.21, the Company and its Subsidiaries will after the Closing continue to have coverage under all of the Liability Policies with respect to events occurring prior to the Closing.

Section 4.22 Products Liability.

(a) Except as set forth in Schedule 4.22(a) and except for Liabilities for which there is a reserve that meets the standards described in the following sentence, each product designed, developed, tested, manufactured, sold, leased, licensed, delivered or installed by or on behalf of the Company or any of its Subsidiaries (collectively, the “Company Products”) is, and at all times has been, (i) in compliance with all applicable Legal Requirements, (ii) fit for the ordinary purposes for which it is intended to be used, and (iii) in conformity with any and all Contractual Obligations, express and implied warranties, promises and affirmations of fact made by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any Liability (and, to the Company’s Knowledge, there is no fact, situation, circumstance, condition or other basis for any present or future Action giving rise to any Liability) for replacement or repair of any Company Products or other damages in connection with any Company Products, subject only to the reserve for product warranty claims set forth on the face of the Audited

Balance Sheet, as adjusted for the passage of time in accordance with GAAP and reflected on the Final Closing Balance Sheet which reserve is adequate to address all such Liabilities. Each Company Product contains adequate warnings, the content and display of which conform with applicable Legal Requirements and current industry practice. To the Company’s Knowledge, there is no design defect with respect to any Company Product.

(b) No Company Product is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale, lease or license. Schedule 4.22(b) includes a summary of all the material standard terms and conditions of sale, lease or license for the Company Products (including applicable guaranty, warranty, and indemnity provisions).

(c) There is no Action to which the Company or any of its Subsidiaries is a party pending, or to the Company’s Knowledge, threatened relating to, or otherwise involving, alleged defects in the Company Products or services provided by the Company or any of its Subsidiaries, or the failure of any such Company Products or services to meet certain specifications, and, to the Company’s Knowledge, there is no fact, situation, circumstance, condition or other basis for any of the foregoing. Schedule 4.22(c) sets forth all concluded Actions (including the disposition thereof) against the Company or any of its Subsidiaries since January 1, 2006 relating to, or otherwise involving, alleged defects in the Company Products or services provided by the Company or any of its Subsidiaries, or the alleged failure of any such Company Products or services to meet certain specifications. Neither the Company nor any of its Subsidiaries has any Liability (and, to the Company’s Knowledge, there is no basis for any present or future Action giving rise to any Liability) arising out of any injury to any Person or property as a result of any services provided by the Company or any of its Subsidiaries, or the ownership, possession, or use of the Company Products.

Section 4.23 Regulatory and Product Matters.

(a) Each Company Product has been or is being, as applicable, developed, designed, manufactured, tested, distributed, marketed and/or sold in material compliance with all applicable requirements under the FDCA (including, without limitation, 21 U.S.C. §§ 360, 360e, 360i and 360j), and all applicable rules and regulations of the FDA (including, without limitation, 21 C.F.R. Parts 801, 803, 807, 812, 814, and 820) and similar applicable Legal Requirements of any foreign Governmental Authority performing functions similar to those performed by the FDA, including, without limitation, any applicable Legal Requirement relating to establishment registration, device listing, investigational use or investigational device exemption, premarket clearance or marketing approval, quality systems regulation, good manufacturing practices, labeling, advertising, promotion, continuing medical education, record keeping, training, medical device reporting, adverse event reporting, filing of other reports and security. In addition, no article of any Company Product is (i) adulterated within the meaning of 21 U.S.C. § 351 (or similar foreign or domestic Legal Requirements) in any material respect, (ii) misbranded within the meaning of 21 U.S.C. § 352 (or similar foreign or domestic Legal Requirements) in any material respect, or (iii) a product that is in material violation of the FDCA, including 21 U.S.C. § 360 or § 360e (or similar foreign or domestic Legal Requirements). Neither the Company nor any of its Subsidiaries has received any written notice or other written communication from the FDA or any other Governmental Authority (including any foreign Governmental Authority) (i) contesting or objecting to the premarket clearance or approval of or the uses of or the labeling and promotion of any Company Products in any material respect, or (ii) otherwise alleging any material violation of any Legal Requirements applicable to any Company Product, except for such matters as have been resolved to the satisfaction of the applicable Governmental Authority. All FDA Warning Letters, notices of violation, Form FDA 483 notices of inspectional observation, notices of adverse findings, Section 305 notices, subpoenas, unacceptable determinations under the Government-Wide Quality Assurance Program (GWQAP), or other similar Governmental Authority (including any foreign Governmental Authority) communications or correspondence related to alleged violations by the Company and its Subsidiaries and/or the Company Products received by the Company or any of its suppliers respecting such Company Products or to which the Company or any of its Subsidiaries are subject, are set forth on Schedule 4.23(a), and copies of all such communications have been provided or made available to Parent. All such communications have been responded to by the Company, its Subsidiaries and suppliers to the extent required to date.

(b) No Company Product has been or is currently subject to a recall, market withdrawal (except for a market withdrawal of devices manufactured from titanium found to contain impurities, as set forth in Schedule 4.12(a)), suspension, seizure or discontinuance, or other field action (other than for commercial or other business reasons) by the Company and its Subsidiaries, nor is any Company Product recall, market withdrawal, suspension, discontinuance, or other field action under consideration by management of the Company, its Subsidiaries, or agents. The Company and its Subsidiaries are continuously engaged in monitoring, tracking and evaluating product complaints and safety issues for the Company Products as required by the applicable Legal Requirements. Neither the Company nor any of its Subsidiaries has received written notice or written communication of any ongoing proceedings of any Governmental Authority (foreign or domestic) that seek the recall, recovery, withdrawal, suspension, seizure or discontinuance of any Company Product and, to the Knowledge of the Company, no such proceedings are under consideration by any Governmental Authority (foreign or domestic).

(c) Except as set forth in Schedule 4.23(c), neither the Company nor any of its Subsidiaries or agents has failed to file with the applicable Governmental Authorities any material required filing, declaration, listing, Registration, report or submission; to the Knowledge of the Company, all such filings, declarations, listings, Registrations, reports or submissions are in compliance with all applicable Legal Requirements when filed, and no deficiencies have been asserted by any Governmental Authority with respect to such filings, declarations, listings, Registrations, reports and submissions that have not been resolved.

(d) Except as set forth in Schedule 4.23(d), to the Knowledge of the Company, any clinical, pre-clinical and other studies and tests related to Company Products conducted by or on behalf of or sponsored by the Company or any of its Subsidiaries (“Studies and Tests”) were and, if still pending, have been and are being conducted in accordance in all respects with the applicable Legal Requirements (foreign and domestic). Neither the Company nor any of its Subsidiaries or any Person conducting Studies and Tests has received any written notices or other written correspondence from any Governmental Authority performing functions similar to those performed by the FDA (foreign or domestic) with respect to any of these ongoing clinical or pre-clinical studies requiring the termination, suspension or material modification of such studies or tests.

(e) No Company Product is a “banned device” within the meaning of the FDCA, 21 U.S.C. § 360f (or similar domestic Legal Requirements), nor, to the Knowledge of the Company, any similar Legal Requirements in any foreign jurisdiction.

(f) To the extent that any Company Product that has been introduced, imported, or otherwise introduced into commerce in any jurisdiction other than the U.S. by the Company and its Subsidiaries, or is being developed by or on behalf of the Company and its Subsidiaries with the intent that it be so introduced, does not meet the statutory definition of “device,” in such foreign jurisdiction and such Company Product is otherwise subject to regulation under Legal Requirements similar to the FDCA in such foreign jurisdiction, such Company Product is being developed, manufactured, tested, distributed, marketed and/or sold in material compliance with all applicable Legal Requirements similar to the FDCA in such foreign jurisdiction. Each Company Product introduced into a jurisdiction outside the U.S. not as a “device” is identified on Schedule 4.23(f) and the status of such Company Product under all applicable Legal Requirements similar to the FDCA in such foreign jurisdiction is set forth therein.

(g) Neither the Company, any of its Subsidiaries nor any officer, employee or, to the Knowledge of the Company, any agent of the Company or any of its Subsidiaries, has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority (foreign or domestic), failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority (foreign or domestic), or committed an act, made a statement, or failed to make a statement that could reasonably be expected to provide a basis for the FDA to invoke its authority under the FDCA, the “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy, set forth in 56 Fed. Reg. 46191 (September 10, 1991), or any other Governmental Authority to invoke its authority under any similar policy.

(h) Neither the Company, any of its Subsidiaries nor any officer, employee or, to the Knowledge of the Company, any agent of the Company or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Legal Requirements (foreign or domestic), or authorized by 21 U.S.C. § 335a(b) or any similar Legal Requirements (foreign or domestic). Neither the Company, any of its Subsidiaries nor any officer, employee or, to the Knowledge of the Company, any agent of the Company or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which such Person or entity could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, as amended (the “Social Security Act”) or any similar domestic Legal Requirements.

(i) Since January 1, 2006, neither the Company nor any of its Subsidiaries has received any written notice that the FDA or any other Governmental Authority (foreign or domestic) has (i) commenced, or threatened to initiate, any action to withdraw its approval of any Company Product, or (ii) commenced, or threatened to initiate, any action to enjoin manufacture of any such Company Product. Except as set forth on Schedule 4.23(i), to the Knowledge of the Company, neither FDA nor any other Governmental Authority (foreign or domestic) has denied or withheld the clearance or approval of any premarket notification or premarket approval application, or any amendment or supplement thereto, for any Company Product, nor has FDA nor any other Governmental Authority (foreign or domestic) refused to file any applications for clearance or approval for any such Company Product.

(j) Neither the Company, any of its Subsidiaries nor any officer, employee or, to the Knowledge of the Company, any agent of the Company or any of its Subsidiaries, has engaged in any activities that are prohibited under 42 U.S.C. § 1320a-7b, or 31 U.S.C. §§ 3729-3733 (or other Legal Requirements related to false or fraudulent claims) or similar Legal Requirements related to soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offering to pay or receive such remuneration (i) in return for referring an individual to a person for the furnishing, or arranging for the furnishing of, any item or service for which payment may be made in whole or in part by Medicare or Medicaid or other federal healthcare programs, or (ii) in return for purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing, or ordering any good, facility, service or item for which payment may be made in whole or in part by Medicare or Medicaid or other federal healthcare programs, or similar Legal Requirements of any country in which the Company and its Subsidiaries sell Company Products or transact any business. Neither the Company, any of its Subsidiaries nor any officer, employee or, to the Knowledge of the Company, any agent of the Company or any of its Subsidiaries, has engaged in any activities that are prohibited under similar foreign Legal Requirements.

(k) Except for the investigation related to the OIG Subpoena, there are no investigations, suits, claims, actions or proceedings against or affecting the Company, any of its Subsidiaries or Company Products, and to the Knowledge of the Company, there are no facts, circumstances or conditions that would reasonably be expected to form the basis for any investigation, suit, claim, action or proceeding against or affecting the Company, any of its Subsidiaries or Company Products relating to or arising under (i) the Social Security Act, (ii) the regulations of the Office of the Inspector General of the Department of Health and Human Services, or (iii) similar Legal Requirements of Governmental Authorities in any foreign jurisdiction.

Section 4.24 Anti-Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision is, or at the Effective Time will be, applicable to this Agreement, the Company, the Company Shares, the Merger or any of the other Contemplated Transactions.

Section 4.25 No Brokers. Neither the Company nor any of its Subsidiaries has any Liability of any kind to, and is not subject to any claim of, any broker, finder or agent in connection with the Contemplated Transactions other than those which have been disclosed on Schedule 4.16.

Section 4.26 Disclaimer of Other Representations and Warranties. Except as contained in this Article IV or the Company Closing Certificates, the Company makes no representation or warranty, express or implied, at law or in equity, in respect of the Company or any of its assets, liabilities or operations, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed, other than with respect to any Action for actual fraud. For clarification, the foregoing disclaimer includes, and the Company disclaims any express or implied representation or warranty with respect to, all information, documents or other material made available to any and all Buyer Parties or any Parent Indemnified Person in any data room, management presentation or in any other form in expectation of, or in connection with, the transactions contemplated hereby, other than with respect to any Action for actual fraud. For the avoidance of doubt, the foregoing is not intended to limit the Parent Indemnified Persons’ rights under Sections 10.02 or 10.03.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES.

The Buyer Parties jointly and severally represent and warrant to the Company that:

Section 5.01 Organization. Each of the Buyer Parties is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

Section 5.02 Power and Authorization. The execution, delivery and performance by each of the Buyer Parties of this Agreement and each Ancillary Agreement to which such Buyer Party is, or will be at the Closing, a party and the consummation of the Contemplated Transactions by such Buyer Party are within the power and authority of each such Buyer Party and have been duly authorized by all necessary action on the part of each such Buyer Party. This Agreement and each Ancillary Agreement to which either of the Buyer Parties is, or will be at the Closing, a party (a) have been (or, in the case of Ancillary Agreements to be entered into at the Closing, will be when executed and delivered) duly executed and delivered by such Buyer Party and (b) is (or in the case of Ancillary Agreements to be entered into at the Closing, will be when executed and delivered) a legal, valid and binding obligation of such Buyer Party, enforceable against such Buyer Party in accordance with its terms.

Section 5.03 Authorization of Governmental Authorities. Except as disclosed on Schedule 5.03, no action by (including any authorization, consent or approval), or in respect of, or filing with, any Governmental Authority is required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by the Buyer Parties of this Agreement and each Ancillary Agreement to which either of them is, or will be at Closing, a party or (b) consummation of the Contemplated Transactions by the Buyer Parties (other than compliance with applicable securities laws in connection with the transactions contemplated by the Contribution Agreement and Section 2.08(b)(i) of this Agreement).

Section 5.04 Noncontravention. Except as disclosed on Schedule 5.04, neither the execution, delivery and performance by either of the Buyer Parties of this Agreement or any Ancillary Agreement to which either of them is, or will be at the Closing, a party, nor the consummation of the Contemplated Transactions will:

(a) assuming the taking of any action by (including the obtaining of each necessary authorization, consent or approval) or in respect of, and the making of all filings with, Governmental Authorities, in each case, as disclosed on Schedule 5.03, violate any provision of any Legal Requirement applicable to the Buyer Parties; or

(b) conflict with or result in a breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or require any action by (including any authorization, consent or approval) or notice to any Person under, any of the terms, conditions or provisions of (i) any Governmental Order applicable to or otherwise affecting either Buyer Party or its assets or properties, (ii) any material Contractual Obligation of either Buyer Party, or (iii) the Organizational Documents of either Buyer Party.

Section 5.05 Financing. Parent has received a fully executed copy of the WCAS XI Equity Commitment Letter, pursuant to which WCAS XI has committed, subject to the terms and conditions set forth therein, to provide to Parent (directly or indirectly) up to an aggregate of $188,800,000 in equity financing. An accurate and complete copy of the WCAS XI Equity Commitment Letter as in effect on the date of this Agreement has been furnished to the Company. The WCAS XI Equity Commitment Letter has not been amended, modified, terminated or withdrawn as of the date hereof and is in full force and effect as of the date hereof. Assuming the funding in full of the financing contemplated by the WCAS XI Equity Commitment Letter and the FFC Equity Commitment Letter on the Closing Date, Parent and Merger Sub will have sufficient funds available to consummate the Contemplated Transactions.

Section 5.06 No Brokers. Neither of the Buyer Parties has Liability of any kind to, or is subject to any claim of, any broker, finder or agent in connection with the Contemplated Transactions.

Section 5.07 Disclaimer of Other Representations and Warranties. Except as contained in this Article V or the Buyer Parties Closing Certificate, the Buyer Parties do not make any representation or warranty, express or implied, at law or in equity, in respect of the Buyer Parties or any of their respective assets, liabilities or operations, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed, other than with respect to any Action for actual fraud.

ARTICLE VI

COVENANTS OF THE PARTIES

Section 6.01 Commercially Reasonable Efforts; Notices and Consents.

(a) Subject to the terms and conditions of this Agreement, from the date of this Agreement to the Closing, or the earlier termination of this Agreement pursuant to Article IX, each of the parties hereto shall use its commercially reasonable efforts to take or cause to be taken all actions, to file or cause to be filed all documents, to give or cause to be given all notices to Governmental Authorities or other Persons, to obtain or cause to be obtained all authorizations, consents, waivers, approvals, permits or orders from Governmental Authorities or other Persons, and to use commercially reasonable efforts to do or cause to be done all other things necessary, proper or advisable, in order to consummate and make effective the Contemplated Transactions as soon as practicable following the date of this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Articles VII and VIII) and to allow the Business to be operated following the Closing in the same manner as it is operated prior to the Closing. In furtherance and not in limitation of the foregoing, each of the parties shall prepare and file, or cause to be prepared and filed, any required notification pursuant to the HSR Act that is required to be made by such party or its ultimate parent with respect to the Contemplated Transactions and shall prepare and file, or cause to be prepared and filed, all other filings, submissions and registrations required to be made by such party and its Affiliates under applicable Legal Requirements, in each case, as promptly as reasonably practicable after, and in no event more than ten (10) Business Days following, the date hereof. The parties shall furnish each other with all necessary information and cooperate with each other in connection with the preparation of such filings, submissions and registrations and seek to secure the expiration or termination of all applicable waiting periods under the HSR Act (and any applicable foreign antitrust or competition laws) and to obtain all such authorizations, consents, waivers, approvals, permits and orders as soon as practicable following the date of this Agreement. The Buyer Parties, on the one hand, and the Company and its Subsidiaries, on the other hand, shall provide each other reasonable opportunity to review and comment on any filing, submission, registration or other written communication to be given to, and consult with each other in advance of any meeting or conference with, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority in connection with the efforts taken pursuant to this Section 6.01 or otherwise in connection with the Contemplated Transactions. If any investigation, inquiry or other Action, whether initiated by a Governmental Authority or a private party, arising out of or relating to any such filing, submission or registration or otherwise relating to the Contemplated Transactions is initiated or threatened, the Buyer Parties, on the one hand, and the Company and its Subsidiaries, on the other hand, shall keep each other reasonably informed of any material communications and developments in connection therewith. In addition, to the extent permitted by the FTC, the DOJ and other relevant Persons, the Buyer Parties, on the one hand, and the Company and its Subsidiaries, on the other hand, shall give the other the opportunity to attend and participate in any meetings and conferences relating to such filings, submissions, registrations and Actions. The parties shall promptly respond to all inquires made by the FTC, DOJ and any other applicable Governmental Authorities in connection with such filings, submissions or registrations or otherwise in connection with the Contemplated Transactions, and promptly provide to such Governmental Authorities any additional information and documentary material requested under applicable Legal Requirements. If any objections are raised or asserted with respect to the Contemplated Transactions under any Legal Requirement or if any Action is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging any of the Contemplated Transactions as being in violation of any applicable Legal Requirement or which would otherwise prevent, impede or delay the consummation of the Contemplated Transactions, the parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to permit consummation of the Contemplated Transactions as soon as reasonably practicable; provided, that no party shall be required to, and neither the Company nor any of its Subsidiaries shall (without the prior written consent of Parent), enter into any agreements or commitments or take any other actions to resolve any such objections or Actions if such agreement, commitment or other action would reasonably be expected, individually or in the aggregate, to (i) prevent consummation of any of the Contemplated Transactions, (ii) result in any of the Contemplated Transactions being rescinded following the Closing, (iii) limit or otherwise adversely affect the right of Parent (or any Affiliate thereof) to directly or indirectly own or vote any Company Shares, control the Company or any of its Subsidiaries or operate all or any portion of the Business or (iv) require or compel the Company and its Subsidiaries, Parent or any Affiliate of Parent to dispose of all or any portion of its properties or assets.

(b) Promptly after the execution and delivery of this Agreement, the Company shall (i) solicit and use commercially reasonable efforts to obtain a written consent in lieu of a meeting of stockholders of the Company (the “Company Stockholder Written Consent”) to effect the Requisite Company Stockholder Approval, including by adopting this Agreement and approving the Merger and the consummation of the Contemplated Transactions and (ii) deliver, no later than ten (10) Business Days after the date of the Requisite Company Stockholder Approval, to each holder of Company Shares that did not execute the Company Stockholder Written Consent, all notices required under the DGCL, including the notice required by Sections 228(e) and 262(d)(2) of the DGCL, in each case in form and substance reasonably satisfactory to Parent.

Section 6.02 Operation of the Business.

(a) Conduct of the Business Generally. From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article IX, without the prior written consent of Parent, and except to the extent described on Schedule 6.02(a), the Company shall, and the Company shall cause each of its Subsidiaries to:

(i) conduct the Business only in the Ordinary Course of Business and in all material respects in accordance with all applicable Legal Requirements;

(ii) use commercially reasonable efforts to maintain the value of the Business as a going concern;

(iii) maintain in effect the insurance coverage described on Schedule 4.21 (or equivalent replacement coverage reasonably acceptable to Parent);

(iv) use commercially reasonable efforts to preserve intact its business organization and relationships with third parties (including lessors, licensors, suppliers, distributors and customers) and employees; and

(v) consult with Parent prior to taking any action or entering into any transaction that is reasonably likely to be of strategic importance to the Company or any of its Subsidiaries.

(b) Specific Prohibitions. Without limiting the generality or effect of Section 6.02(a), from the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article IX, without the prior written consent of Parent, and except to the extent described on Schedule 6.02(a), the Company shall not, and the Company shall not cause or permit any of its Subsidiaries to, take any of the following actions:

(i) amend its Organizational Documents, effect any split, combination, reclassification or similar action with respect to its capital stock or other Equity Interests or adopt or carry out any plan of complete or partial liquidation or dissolution;

(ii) issue, sell, grant or otherwise dispose of any of its Equity Interests or other securities, or, except as required hereunder, amend any term of any of its outstanding Equity Interests or other securities;

(iii) (A) make any declaration or payment of, or set aside funds for, any dividend or other distribution with respect to any of its capital stock or other Equity Interests; or (B) repurchase, redeem, or otherwise acquire or cancel any of its capital stock or other Equity Interests;

(iv) become liable in respect of any Guarantee or incur, assume or otherwise become liable in respect of any Debt (except for borrowings of revolving loans in the Ordinary Course of Business under the Second Amended and Restated Loan and Security Agreement dated as of April 14, 2009 by and among the Company and Silicon Valley Bank);

(v) (A) merge or consolidate with any Person; (B) acquire any material Assets (including any Intellectual Property), except for acquisitions of inventory, equipment and raw materials in the Ordinary Course of Business; or (C) make any loan, advance or capital contribution to, acquire any Equity Interests in, or otherwise make any investment in, any Person (other than loans and advances to employees in the Ordinary Course of Business in an aggregate amount at any one time outstanding of not more than $50,000);

(vi) permit any of its material Assets to become subject to an Encumbrance (other than a Permitted Encumbrance) or sell, lease, license or otherwise dispose of any of its material Assets (including any Intellectual Property), other than sales of inventory in the Ordinary Course of Business;

(vii) repay, prepay or otherwise discharge or satisfy any Debt or other material Liabilities, other than in the Ordinary Course of Business, or waive, cancel or assign any claims or rights of substantial value other than in the Ordinary Course of Business;

(viii) make any capital expenditures, other than with respect to instruments and inventory, that are in the aggregate in excess of $50,000 (other than capital expenditures contemplated by the capital expenditure budget attached as Schedule 6.02(b)(viii));

(ix) increase any benefits under any Employee Plan or increase the Compensation payable or paid, whether conditionally or otherwise, to any employee, officer, director, independent contractor or consultant of the Company (other than (A) any increase adopted in the Ordinary Course of Business in respect of the annual base Compensation of any employee whose annual base Compensation does not exceed $100,000 after giving effect to such increase or (B) any increase in benefits or Compensation required by Legal Requirements or required pursuant to the terms of an existing Employee Plan or an existing employment, consulting, indemnification, change of control, severance or similar agreement, as presently in effect, with any current or former director, officer, employee, independent contractor or consultant so long as such Employee Plan or agreement has been disclosed as of the date of this Agreement to the Buyer Parties on a Schedule to this Agreement);

(x) hire any employee, officer, director, independent contractor or consultant whose annual base Compensation exceeds $100,000, other than a single individual to be employed as Vice President International;

(xi) make any material change in its methods of accounting or accounting practices (including with respect to reserves) or its pricing policies, payment or credit practices, fail to pay any creditor any material amount owed to such creditor when due or grant any extensions of credit other than in the Ordinary Course of Business;

(xii) settle, agree to settle, waive or otherwise compromise any pending or threatened Actions (A) involving potential payments by or to the Company or any of its Subsidiaries of more than $100,000 in aggregate, (B) that admit liability or consent to non-monetary relief, or (C) that otherwise are or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or the Business;

(xiii) make, change or revoke any material Tax election; elect or change any method of accounting for Tax purposes; settle any Tax Contest; or enter into any Contractual Obligation in respect of Taxes with any Governmental Authority;

(xiv) open any Facility, or enter into any new line of business, or introduce any material new products or services or close any Facility or discontinue any line of business or any material business operations;

(xv) enter into, adopt, terminate, modify, renew or amend in any material respect (including by accelerating material rights or benefits under) any Material Company Contracts other than the entry into of new distribution agreements in the Ordinary Course of Business;

(xvi) write up or write down any of its material Assets or revalue its inventory;

(xvii) open any new bank or deposit accounts (or materially change any existing arrangements with respect to any existing bank or deposit accounts) or grant any new powers of attorney;

(xviii) allow any Company Intellectual Property to expire, lapse or otherwise abandon or be dedicated to the public domain;

(xix) enter into any Contractual Obligation to do any of the things referred to elsewhere in this Section 6.02(b); or

(xx) take or omit to take any other action the taking or omission of which would cause any of the representations and warranties in Article IV to be untrue at, or as of any time prior to, the Closing Date.

Section 6.03 Access to Premises and Information.

(a) Access. From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article IX, the Company and its Subsidiaries shall permit the Buyer Parties and their Representatives to have full access (at reasonable times and upon reasonable notice) to all Representatives of the Company and its Subsidiaries and to all premises, properties (including for the purposes of environmental inspection), books, records (including Tax records), contracts, financial and operating data and other information and documents of, or pertaining to, the Company or any of its Subsidiaries, their respective Assets or the Business, and to make copies of such books, records, contracts, data, information and documents as the Buyer Parties or their Representatives may reasonably request.

(b) Update Financials. The Company shall prepare and furnish to the Buyer Parties, promptly after becoming available and in any event within ten (10) days of the end of each calendar month, the unaudited consolidated balance sheet of the Company and its Subsidiaries, and the related unaudited consolidated statement of income, cash flow and changes in stockholders’ equity of the Company and its Subsidiaries (the “Update Financials”) for each month following the Most Recent Balance Sheet Date through the Closing Date.

Section 6.04 Notice of Developments. From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article IX, the Company shall promptly (and in any event prior to the Closing) notify Parent in writing (with any such writing to include a written update to the Schedules to the extent applicable) upon the Company becoming aware: (i) that any representation or warranty made by the Company in this Agreement was when made, or has subsequently become, untrue or inaccurate in any material respect, (ii) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or may reasonably be expected to cause any condition to the obligations of any party hereto to effect the Contemplated Transactions not to be satisfied, (iii) of the failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the Company pursuant to this Agreement or any Ancillary Agreement, (iv) of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Contemplated Transactions, (v) of any notice or other communication from any Governmental Authority in connection with the Contemplated Transactions, (vi) of the commencement or initiation or threat of commencement or initiation of any Action regarding the Contemplated Transactions or otherwise involving the Company, any of its Subsidiaries or the Business, (vii) of any material development in any pending Action regarding the Contemplated Transactions or otherwise involving the Company, any of its Subsidiaries or the Business, or (viii) of any other material development affecting the Assets, Liabilities, Business, financial condition, operations or prospects of the Company or any of its Subsidiaries. The delivery of any notice pursuant to this Section 6.04 shall not cure any breach of any representation or warranty requiring disclosure of such matter or any breach of any covenant, condition or agreement contained in this Agreement or any Ancillary Agreement or otherwise limit or affect the rights of, or the remedies available to, the Buyer Parties, including the rights and remedies specified in Articles II, VII, VIII, IX, X or XII of this Agreement. For the avoidance of doubt, the closing conditions set forth in Sections 7.01 and 7.02 and the indemnification provisions of Article X shall be read without giving effect to any update to the Schedules or other written notices delivered pursuant to this Section 6.04.

Section 6.05 Exclusivity. From the date of this Agreement until the Closing, or the earlier termination of this Agreement in accordance with Article IX, the Company shall not (and the Company shall not cause or permit any of its Subsidiaries or their respective Representatives to) directly or indirectly: (a) solicit or initiate the submission of any proposal or offer from any Person relating to, or enter into or consummate any transaction relating to, the acquisition of any Equity Interests in the Company and its Subsidiaries or any merger, recapitalization, share exchange, sale of Assets (other than sales of inventory in the Ordinary Course of Business) or any similar transaction or any other alternative to the Contemplated Transactions or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner, any effort or attempt by any Person to do or seek any of the foregoing. The Company shall notify the Buyer Parties immediately if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing (whether solicited or unsolicited).

Section 6.06 Expenses. Each party will pay its own financial advisory, legal, accounting and other expenses incurred by it or for its benefit in connection with the preparation and execution of this Agreement and the Ancillary Agreements, the compliance herewith and therewith and the Contemplated Transactions; provided, that (a) Seller Transaction Expenses shall be borne by the Company Investors as contemplated by Article II and (b) if the Contemplated Transactions are consummated, all such fees and expenses of the Buyer Parties (including all fees and expenses of WCAS XI that are subject to reimbursement by Parent) shall be paid by the Company.

Section 6.07 Confidentiality of the Buyer Parties. The Buyer Parties agree that all information provided by or on behalf of the Company and its Subsidiaries to the Buyer Parties and their Affiliates and Representatives under this Agreement or in connection with the Contemplated Transactions shall be treated in accordance with the Confidentiality Agreement.

Section 6.08 Publicity. No public announcement or disclosure (including any general announcement to employees, customers or suppliers) will be made by any party with respect to the subject matter of this Agreement or the Contemplated Transactions without the prior written consent of (a) prior to the Closing, Parent and the Company and (b) after the Closing, Parent; provided, that the provisions of this Section 6.08 shall not prohibit (a) any disclosure required by any applicable Legal Requirements (in which case the disclosing party will provide the other parties with the opportunity to review and comment in advance of such disclosure) or (b) any disclosure made in an Action to enforce any right or remedy relating to this Agreement or any Ancillary Agreement or the Contemplated Transactions.

Section 6.09 [Intentionally Omitted]

Section 6.10 Files Regarding Company Intellectual Property. From the date of this Agreement through the Closing, all files (and contents relating thereto) relating to any Company Intellectual Property shall remain in the possession and control of the Company or in the possession of the Company’s counsel. Prior to the Closing, Company shall obtain executed assignments to the Company from all inventors who are Company employees named on the following U.S. provisional patent application serial numbers: 61/307,055; 61/310,056; 61/322,947; 61/280,796; 61/274,820; 61/270,657; and 61/278,924. Prior to the Closing, company shall obtain a supplemental freedom to operate opinion of counsel for the Serengetti product and a freedom to operate opinion of counsel with respect to the Pyrenees Hybrid Cervical System.

Section 6.11 Employee Matters.

(a) Employees of the Company or any of its Subsidiaries as of the Effective Time who continue employment with the Company or any of its Affiliates (“Continuing Employees”) shall after the Effective Time continue to receive full credit for service with the Company or any of its Subsidiaries (or predecessor employers to the extent the Company provides such past service credit) for all purposes of leave accrued, eligibility and vesting (but not benefits accrued) under benefit plans and programs of the Company or its Affiliates to the same extent such service was recognized under similar plans of the Company prior to the Closing (provided that such service shall not be recognized for purposes of any defined benefit retirement arrangement or for eligibility for any special retirement or window benefits); provided that service shall not be credited to the extent doing so would require any payment of benefits to other employees in order to permit any other plan in which such other employees participate to be eligible for any intended favorable tax treatment or to be in compliance with applicable Legal Requirements.

(b) In the event of any change in the welfare benefits plans provided for the benefit of the Continuing Employees, Parent shall use commercially reasonable efforts or cause the Company to use commercially best efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries in which the Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Employee Plan of the Company and its Subsidiaries in which the Continuing Employee participated. In the event of any change in the health benefit plan such that a Continuing Employee commences participation in any health benefit plan of Parent or any of its Subsidiaries after the commencement of a year, to the extent commercially practicable, Parent shall cause such plan to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee (and his or her eligible dependents) during such year for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) commences participation.

(c) Without limiting Section 12.02, nothing in this Section 6.11 shall (i) be treated as an amendment of, or undertaking to amend, any benefit plan of the Company or any of its Subsidiaries, (ii) prohibit Parent or any of its Subsidiaries, including the Company, from amending, terminating or substituting for any employee benefit plan after the Effective Time or (iii) confer any rights or benefits on any Person other than the parties to this Agreement.

Section 6.12 Tax Matters.

(a) Responsibility for Filing Tax Returns.

(i) The Company shall prepare or cause to be prepared and file or caused to be filed when due all Tax Returns for the Company and its Subsidiaries that are required to be filed on or prior to the Closing Date, and the Company shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. To the extent allowed by law, all such Tax Returns shall be prepared in a manner consistent with past practice. The Company shall provide Parent with any such Tax Return at least twenty (20) days prior to the due date for filing such return for Parent’s review and approval (which approval shall not be unreasonably withheld, conditioned or delayed). The Company and Parent shall attempt in good faith to resolve any disagreements regarding such Tax Returns prior to the due date for filing. In the event that Parent and the Company are unable to resolve any dispute with respect to any such Tax Return at least ten (10) days prior to the due date for filing, such dispute shall be resolved pursuant to Section 6.12(a)(iii) hereunder, which resolution shall be binding on the parties.

(ii) Parent shall prepare and file or cause to be prepared and filed when due by or on behalf of the Company and its Subsidiaries all Tax Returns that are required to be filed after the Closing Date, and Parent shall remit or cause to be remitted any Taxes due in respect of such Tax Returns, subject to the rights to indemnification of the Parent Indemnified Parties hereunder. To the extent any Tax shown as due on any Tax Return for a Straddle Period is subject to payment from the Escrow Cash or by means of set-off against Earnout Payments as described in Section 10.04, (A) such Tax Return shall be prepared in a manner consistent with the prior practice of the Company and its Subsidiaries to the extent allowed by law; (B) such Tax Return shall be provided to the Stockholders’ Committee at least twenty (20) days prior to the due date for filing such return for the Stockholders’ Committee’s review and approval (which approval shall not be unreasonably withheld). Parent and the Stockholders’ Committee shall attempt in good faith to resolve any disagreement regarding any Tax Return for a Straddle Period prior to the due date for filing. In the event that Parent and the Stockholders’ Committee are unable to resolve any dispute with respect to any Tax Return for a Straddle Period at least ten (10) days prior to the due date for filing, such dispute shall be resolved pursuant to Section 6.12(a)(iii) hereunder, which dispute shall be binding on the parties.

(iii) Any dispute as to any matter covered by this Section 6.12(a) shall be resolved by an independent accounting firm mutually acceptable to Parent and the Stockholders’ Committee. The fees and expenses of such accounting firm shall be borne equally by Parent, on the one hand, and the Stockholders’ Committee on the other. If any dispute with respect to a Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner which the party responsible for preparing such Tax Return deems correct.

(iv) Neither Parent nor any of its Affiliates shall make any election under Section 338(g) of the Code (or any comparable provisions of state or local Tax law) or any successor provision with respect to the transactions contemplated by this Agreement.

(b) Amended Returns and Carrybacks. Parent and its Affiliates (including, after the Closing Date, the Company and its Subsidiaries) shall not file or cause to be filed and shall not amend any Tax Return that relates to any Pre-Closing Tax Period of the Company or its Subsidiaries without the prior written consent of the Stockholders’ Committee, which shall not be unreasonably withheld, conditioned or delayed. Parent and its Affiliates may not carry back a Tax attribute from any Post-Closing Tax Period into any Pre-Closing Tax Period of the Company or any of its Subsidiaries without the prior written consent of the Stockholders’ Committee, which shall not be unreasonably withheld, conditioned or delayed.

(c) Refunds and Tax Benefits. Any Tax refunds that are received by Parent or its Affiliates or the Company and its Subsidiaries, and any amounts credited against Tax to which Parent or its Affiliates or the Company or its Subsidiaries become entitled, that relate to Pre-Closing Tax Periods of the Company or its Subsidiaries shall be for the account of the Company Investors, and Parent shall pay over to the Stockholders’ Committee for distribution to the Eligible Earnout Recipients in accordance with Sections 2.06(a)(iii), 2.06(b)(iv), 2.06(c)(iv), 2.08(b)(ii)(C), 2.08(b)(iii)(C) and 2.09(b)(C) any such refund or the amount of any such credit within fifteen (15) days after receipt or entitlement thereto. Any refund of Taxes with respect to a Straddle Period shall be apportioned between the Pre-Closing Tax Periods and Post-Closing Tax Periods in accordance with Section 10.03(b). All other refunds of Taxes of Company or any of its Subsidiaries shall be for the account of the Company or any such Subsidiary.

(d) Tax Contests. If Parent or any of its Affiliates receives notice of the assertion or commencement, as applicable, of any claim, suit, action, proceeding, audit or investigation involving Taxes (“Tax Contest”) against any Parent Indemnified Party in respect of which indemnity may be sought under this Agreement, Parent agrees to give prompt notice to the Stockholders’ Committee of such Tax Contest; provided, however, that no delay on the part of Parent in notifying the Stockholders’ Committee shall detract from the rights of any Parent Indemnified Person to indemnification hereunder, except to the extent such delay actually prejudices the Company Investors. With respect to any Tax Contest relating to the Company or any of its Subsidiaries for any taxable period (or portion thereof) beginning prior to the Closing Date, the Stockholders’ Committee may, at its sole election and expense, have the right to represent the Company and its Subsidiaries in such Tax Contest and to provide any response required in connection therewith, so long as (i) the Escrow Cash and the earned but undistributed amount of the Earnout Payment are sufficient in the reasonable judgment of Parent to indemnify any Parent Indemnified Person from and against the entirety of any adverse consequences and such Parent Indemnified Person may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Tax Contest, (ii) settlement of, or an adverse judgment with respect to the Tax Contest will not establish a precedential custom or practice significantly adverse to the continuing business interests of Parent or its Affiliates, have a significant adverse effect on the Tax position of the Parent or its Affiliates for periods beginning on or after, or including the Closing Date or significantly increase the Tax liability of Parent or its Affiliates, and (iii) the Stockholders’ Committee conducts the defense of the Tax Claim actively and diligently. In the event that the Stockholders’ Committee does not assume the defense of any Tax Contest due to clause (i) or (ii) of the preceding sentence, the Company shall not settle any issue raised in connection with any such Tax Contest without the Stockholders’ Committee’s consent (which consent shall not unreasonably be withheld, conditioned or delayed) if such settlement could have a significant effect on the indemnification obligations set forth in Article X. In the event of any conflict between the provisions of this Section 6.12(d) and Section 10.02(g), this Section 6.12(d) shall control.

(e) Tax Sharing Agreements. All Tax sharing agreements or similar Contractual Obligations of the Company or any Subsidiary will be terminated prior to the Closing, and, after the Closing, the Company and its Subsidiaries will not be bound thereby or have any Liability thereunder.

(f) Transfer Taxes. The Company shall pay all Transfer Taxes and fifty percent of the Transfer Taxes will be treated as Seller Transaction Expenses. The Company will file all necessary Tax Returns and other documentation (and the expense thereof shall be treated as a Seller Transaction Expense) with respect to all such Taxes, fees and charges and, if required by applicable Legal Requirements, the parties hereto shall (and, if necessary, shall cause their Affiliates to) join in the execution of any such Tax Returns and other documentation.

(g) Cooperation on Tax Matters.

(i) Parent, the Company and its Subsidiaries and the Stockholders’ Committee shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 6.12 and any Tax Contest. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other Action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent and the Company agree (A) to retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any Pre-Closing Tax Period until the expiration of the statute of limitations (including any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (B) to give the Stockholders’ Committee reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Stockholders’ Committee so requests, Parent or the Company and its Subsidiaries shall allow the Stockholders’ Committee to take possession of such books and records. Parent, the Company and the Subsidiaries shall provide the Stockholders’ Committee and its designated representatives with such documents as are reasonably requested by the Stockholders’ Committee to carry out the intent of this Section 6.12.

(ii) Parent and the Stockholders’ Committee agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Contemplated Transactions).

(iii) The party requesting such cooperation will pay the reasonable out-of-pocket expenses of the other parties.

Section 6.13 BSA Escrowed Options. Prior to the Closing Date, the Company shall use its commercially reasonable efforts to obtain (a) the written consent of each holder of BSA Escrowed Options to the treatment of such Options as described in this Agreement and (b) the agreement of each holder of BSA Escrowed Options to enter into the BSA Unvested Option Escrow Agreement. Prior to the Closing Date, Parent and the Company shall negotiate in good faith the terms and conditions of the BSA Unvested Option Escrow Agreement.

Section 6.14 Director and Officer Liability. From and after the Effective Time, subject to Section 10.02(f), Parent will cause the Company to fulfill and honor in all respects the obligations of the Company pursuant to (i) each indemnification agreement between the Company and its directors or officers in effect immediately prior to the date hereof and listed on Schedule 6.14 (the “D&O Indemnified Persons”), but only with respect to acts or omissions that occurred prior to the Effective Time and (ii) any indemnification provision for the benefit of a D&O Indemnified Person under the Company certificate of incorporation and bylaws as in effect on the date hereof. For the six (6) year period following the Effective Time, the certificate of incorporation and bylaws of the Company during such period will contain provisions with respect to exculpation and indemnification that are at least as favorable to the D&O Indemnified Persons as those contained in the Company’s certificate of incorporation and bylaws as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified other than as provided in the Company’s certificate of incorporation or bylaws in effect on the date hereof in any manner that would adversely affect the rights thereunder of any D&O Indemnified Person or of individuals who, immediately prior to the Effective Time, were employees or agents of Company, unless such modification is made to ensure consistency with the exculpation and indemnification provisions generally applied by Parent to directors and officers of Parent’s Subsidiaries or is required by applicable Legal Requirements. The provisions of this Section 6.14 shall survive consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the D&O Indemnified Persons and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such D&O Indemnified Person may have by contract or otherwise.

Section 6.15 Information Supplied. Any information supplied or to be supplied by the Company in writing to any Company Investor in connection with this Agreement (including in any information statement that is delivered to Company Investors in fulfillment of the Company’s obligations under Section 6.01(b)) (i) shall comply with the Organizational Documents of the Company, (ii) shall be in compliance with all applicable Legal Requirements and (iii) shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading.

Section 6.16 Further Assurances. From and after the Closing Date, upon the request of Parent or the Company, each of the parties hereto (with the Stockholders’ Committee acting on behalf of the Company Investors, if applicable) shall do, execute, acknowledge and deliver all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments and papers as are consistent with the terms of this Agreement and as may be reasonably required or appropriate to carry out the Contemplated Transactions.

Section 6.17 Director and Officer Insurance. At or prior to the Closing, the Company shall purchase a “tail” policy or “tail” policies of directors’ and officers’ liability insurance coverage (collectively, the “Tail Policy”) covering all directors and officers of the Company serving in such positions at any time prior to the Effective Time providing substantially the same coverages and limits as the directors’ and officers’ liability insurance coverage existing on the date hereof, and such policy or policies shall provide that such coverage will remain in force until the expiration of five years after the Effective Time with respect to any act or omission which may be alleged to have occurred prior to the Effective Time to the extent any such act or omission would have been covered by the present directors and officers liability insurance coverage. The cost of such Tail Policy shall be a Seller Transaction Expense.

ARTICLE VII

CONDITIONS TO THE OBLIGATIONS

OF THE BUYER PARTIES AT THE CLOSING.

The obligations of the Buyer Parties to consummate the Contemplated Transactions are subject to the fulfillment, or, to the extent permitted by applicable Legal Requirements, waiver by the Buyer Parties, of each of the following conditions:

Section 7.01 Representations and Warranties. The representations and warranties of the Company contained in Article IV of this Agreement (other than those contained in Sections 4.01 (Organization), 4.02 (Power and Authorization), 4.05 (Capitalization of the Company and its Subsidiaries), 4.07(a) (Absence of Material Adverse Effect), 4.24 (Anti-Takeover Statutes) and 4.25 (No Brokers)) shall be true and correct in all respects at and as of the Closing Date, as if made at and as of such date (or if such representations and warranties expressly relate to a specific date, such representations and warranties shall be true and correct in all respects as of such specific date), without giving effect to qualifications for materiality, Material Adverse Effect, or any other materiality qualifier contained therein (or in any related definitions), except to the extent the failure of such representations and warranties to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The representations and warranties of the Company contained in Sections 4.01 (Organization), 4.02 (Power and Authorization), 4.05 (Capitalization of the Company and its Subsidiaries), 4.24 (Anti-Takeover Statutes) and 4.25 (No Brokers) shall be true and correct in all material respects at and as of the Closing Date, as if made at and as of such date (or if such representations and warranties expressly relate to a specific date, such representations and warranties shall be true and correct in all material respects as of such specific date). The representation and warranty of the Company contained in Section 4.07(a) (Absence of Material Adverse Effect) shall be true and correct in all respects at and as of the Closing Date, as if made at and as of such date.

Section 7.02 Performance. The Company shall have performed and complied with, in all material respects, all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by it at or prior to the Closing.

Section 7.03 Delivery of Company Closing Certificates and Good Standing Certificates. The Company shall have delivered to the Buyer Parties the following:

(a) Secretary Certificate: A certificate in the form of Exhibit F, dated as of the Closing Date, signed by the Secretary of the Company certifying as to (i) the names and incumbency of each of the officers of the Company executing this Agreement or any Sell Side Ancillary Agreement, (ii) the Organizational Documents of the Company and (iii) all resolutions adopted by the Board of Directors of the Company or Stockholders in connection with this Agreement and the Contemplated Transactions;

(b) Bring-Down Certificate: A certificate in the form of Exhibit G, dated as of the Closing Date, signed by the President and Chief Executive Officer of the Company certifying as to the conditions set forth in Sections 7.01, 7.02, 7.04, 7.05, 7.12, 7.14, 7.18, 7.19, 7.20 and 7.21;

(c) FIRPTA Certificate: A duly executed certificate in the form of Exhibit H, dated as of the Closing Date, sworn under penalties of perjury; and

(d) Good Standing Certificates. Certificates of good standing with respect to the Company and each of its Subsidiaries issued by the relevant Governmental Authority of the jurisdiction of organization of the applicable entity, as of the most recent practicable date prior to Closing.

Section 7.04 Qualifications. Any applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated. No provision of any applicable Legal Requirement and no Governmental Order shall prohibit the consummation of the Merger or any of the other Contemplated Transactions.

Section 7.05 Absence of Litigation. No Action shall be pending or threatened which seeks a Governmental Order, nor shall there be any Governmental Order in effect, (a) which would prevent consummation of any of the Contemplated Transactions, (b) which would result in any of the Contemplated Transactions being rescinded following consummation, (c) which would limit or otherwise adversely affect the right of Parent (or any Affiliate thereof) to directly or indirectly own or vote any Company Shares, control the Company or any of its Subsidiaries or operate all or any portion of the Business or (d) would require or compel the Company and its Subsidiaries, Parent or any Affiliate of Parent to dispose of all or any portion of its properties or assets.

Section 7.06 Consents, etc. All actions by (including any authorization, consent or approval) or in respect of (including notice to), or filings with, any Governmental Authority or other Person that are required to consummate the Contemplated Transactions, as disclosed in Schedule 7.06 or as otherwise reasonably requested by the Buyer Parties, shall have been obtained or made, in a manner reasonably satisfactory in form and substance to the Buyer Parties, and no such authorization, consent or approval shall have been revoked.

Section 7.07 Cancellation of Certain Agreements. Each of the Contractual Obligations listed on Schedule 7.07 shall have been terminated effective at the Effective Time pursuant to documents in form and substance reasonably satisfactory to the Buyer Parties and their counsel.

Without limiting the foregoing, the Company and Parkwood, LLC shall have agreed to terminate the Parkwood Contribution Agreement effective as of the Effective Time and the Company shall have paid a cash termination fee to Parkwood in an amount equal to the Parkwood Arrangement Termination Amount.

Section 7.08 Releases. Each of the Persons listed on Schedule 7.08 shall have executed and delivered to the Buyer Parties and the Company a release substantially in the form of Exhibit I.

Section 7.09 Proceedings and Documents. All corporate proceedings required to approve the Contemplated Transactions and all documents incident thereto shall be reasonably satisfactory in form and substance to the Buyer Parties and their counsel, and they shall have received all such counterpart original and other copies of such documents as they may reasonably request.

Section 7.10 Ancillary Agreements. Each of the Ancillary Agreements listed on Schedule 7.10 shall have been executed and delivered to the Buyer Parties by each of the other parties thereto.

Section 7.11 Resignations. The Buyer Parties shall have received the resignations, effective as of the Effective Time, of each officer and director of the Company, other than any continuing officers and directors whom the Buyer Parties shall have specified to the Company.

Section 7.12 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred or arisen any events, changes, facts, conditions or circumstances, nor shall there exist any events, changes, facts, conditions or circumstances, which individually or in the aggregate have resulted in or would reasonably be expected to result in a Material Adverse Effect.

Section 7.13 Payoff Letters and Lien Releases, etc. The Company shall have obtained and delivered to the Buyer Parties customary payoff letters and lien release documentation reasonably satisfactory to the Buyer Parties and their counsel relating to the repayment of any Debt to be repaid at the Closing (as determined by the Buyer Parties and specified to the Company) and the termination of all Encumbrances securing any such Debt.

Section 7.14 Dissenting Shares. No more than two percent (2%) of any class of Company Shares shall constitute Dissenting Shares.

Section 7.15 Contribution Agreement. The Contribution Agreement shall have been duly executed and delivered by each of the Rollover Stockholders and each of FFC III and its co-investors and all of the conditions precedent set forth in Article V of the Contribution Agreement shall have been satisfied (unless any such conditions are waived by Parent in its sole and absolute discretion) and the transactions contemplated by the Contribution Agreement shall have been consummated in accordance with the terms of the Contribution Agreement.

Section 7.16 Accredited Investor Questionnaires. Each of the Rollover Stockholders shall have executed and delivered Accredited Investor Questionnaires indicating that such Rollover Stockholders are Accredited Investors.

Section 7.17 Optionholder and Warrantholder Consents. All Optionholder Consents and Warrantholder Consents shall have been executed and delivered to Parent and the Company.

Section 7.18 Requisite Company Stockholder Approval. The Company shall have obtained the Requisite Company Stockholder Approval in accordance with the Organizational Documents of the Company and all applicable Legal Requirements.

Section 7.19 Company Notices to Stockholders and Third Parties. At least twenty (20) days shall have elapsed since the Company delivered the notices required by Section 6.01(b) to the applicable holders of Company Shares. With respect to each notice set forth on Schedule 7.19, the Company shall have timely provided such notice to the required recipient thereof, or the Company shall have obtained a written waiver of notice from such required recipient. Without limiting the generality of the foregoing, notice of termination under the PSD Agreement shall have been validly given by the Company not less than thirty-one (31) days prior to the Closing Date and no Change of Control or termination payments shall be due and payable thereunder.

Section 7.20 Appraisal of Company Common Stock. The Appraised Value shall be within the range previously communicated to WCAS XI.

Section 7.21 Employment Agreements. The Company and each of the individuals listed on Annex 11 hereto shall have executed and delivered an employment agreement between such individual and the Company substantially in the form provided by Parent to the Company prior to the date hereof and that is otherwise on terms and conditions acceptable to Parent in its sole discretion, and fully executed copies thereof shall have been delivered to Parent.

ARTICLE VIII

CONDITIONS TO THE COMPANY’S OBLIGATIONS AT THE CLOSING.

The obligation of the Company to consummate the Contemplated Transactions is subject to the fulfillment, or, to the extent permitted by applicable Legal Requirements, waiver by the Company, of each of the following conditions:

Section 8.01 Representations and Warranties. The representations and warranties of the Buyer Parties contained in Article V of this Agreement shall be true and correct in all respects at and as of the Closing Date, as if made at and as of such date (or if such representations and warranties expressly relate to a specific date, such representations and warranties shall be true and correct in all respects as of such date), without giving effect to any materiality qualifier contained therein, except to the extent that the failure of such representations and warranties to be true and correct have not had, individually or in the aggregate, a material adverse effect on the ability of the Buyer Parties to perform their obligations under this Agreement and the Ancillary Agreements or consummate the Contemplated Transactions.

Section 8.02 Performance. The Buyer Parties shall have performed and complied with, in all material respects, all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by the Buyer Parties at or prior to the Closing.

Section 8.03 Compliance Certificate. The Buyer Parties shall have delivered to the Company a certificate addressed to the Company in the form of Exhibit J dated as of the Closing Date and signed by a duly authorized representative of Parent certifying as to the conditions set forth in Sections 8.01 and 8.02.

Section 8.04 Qualifications. Any applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated. No provision of any applicable Legal Requirement and no Governmental Order will prohibit the consummation of any of the Contemplated Transactions.

Section 8.05 Absence of Litigation. No Action shall be pending or threatened which seeks a Governmental Order, nor shall there be any Governmental Order in effect, (a) which would prevent consummation of any of the Contemplated Transactions or (b) which would result in any of the Contemplated Transactions being rescinded following consummation.

Section 8.06 Ancillary Agreements. Each of the Ancillary Agreements listed on Schedule 8.06 to which the Company is party shall have been executed and delivered to the Company by each of the other parties thereto.

Section 8.07 Requisite Company Stockholder Approval. The Company shall have obtained the Requisite Company Stockholder Approval in accordance with the Organizational Documents of the Company and all applicable Legal Requirements.

Section 8.08 WCAS Equity Commitment Letter. The equity financing contemplated by the WCAS Equity Commitment Letter shall have been contributed to Parent under the Contribution Agreement.

ARTICLE IX

TERMINATION

Section 9.01 Termination of Agreement. This Agreement may be terminated and the Contemplated Transactions may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if a final nonappealable Governmental Order permanently enjoining or otherwise prohibiting the Contemplated Transactions has been issued by a Governmental Authority of competent jurisdiction;

(c) by either Parent or the Company if the Closing has not occurred on or before 5:00 p.m. (New York City time), on August 20, 2010, which date may be extended from time to time by mutual written consent of Parent and the Company (such date, as so extended from time to time, the “Termination Date”); provided, that the right to terminate this Agreement under this Section 9.01(c) shall not be available to Parent if the knowing or willful failure of either Buyer Party to fulfill, or knowing or willful breach by either Buyer Party of, any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date and shall not be available to the Company if the knowing or willful failure of the Company or any

Company Investor to fulfill, or knowing or willful breach by the Company or any Company Investor of, any obligation under this Agreement, any Rollover Commitment or the Support Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date and time; provided further that either Parent or the Company may extend the Termination Date (but not beyond August 31, 2010) if the Closing does not occur by 5:00 p.m. (New York City time), on August 20, 2010, as a result of the failure to satisfy the conditions set forth in Sections 7.04 or 8.04;

(d) by the Company if (i) any of the representations and warranties of the Buyer Parties contained in this Agreement fails to be true and correct such that the condition set forth in Section 8.01 would not be satisfied, or (ii) a Buyer Party shall have breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 8.02 would not be satisfied (other than as a result of a material breach by the Company or any Company Investor of any of its obligations or representations and warranties under this Agreement, any Rollover Commitment or the Support Agreement) and such failure or breach with respect to any such representation, warranty or obligation cannot be cured or, if curable, shall continue unremedied for a period of twenty (20) days after Parent has received written notice from the Company of the occurrence of such failure or breach (provided that in no event shall such twenty (20) day period extend beyond the Termination Date); or

(e) by Parent if (i) any of the representations and warranties of the Company contained in this Agreement fails to be true and correct such that the condition set forth in Section 7.01 would not be satisfied, or (ii) the Company or any Company Investor shall have breached or failed to comply with any of its obligations under this Agreement or any Rollover Commitment or the Support Agreement such that any of the conditions set forth in any of Sections 7.02, 7.15 or 7.18 would not be satisfied (other than as a result of a material breach by a Buyer Party of any of its obligations or representations and warranties under this Agreement) and such failure or breach with respect to any such representation, warranty or obligation cannot be cured or, if curable, shall continue unremedied for a period of twenty (20) days after the Company has received written notice from Parent of the occurrence of such failure or breach (provided that in no event shall such twenty (20) day period extend beyond the Termination Date); or

(f) by either Parent or the Company if the Requisite Company Stockholder Approval is not received by 5:00 p.m. (New York City time) on the date of this Agreement.

Any party desiring to terminate this Agreement shall give written notice of such termination to the other parties specifying the basis of such termination.

Section 9.02 Effect of Termination. In the event of a termination of this Agreement pursuant to Section 9.01, this Agreement (other than the provisions of this Article IX and Sections 4.25 (No Brokers), 5.06 (No Brokers), 6.06 (Expenses), 6.07 (Confidentiality of the Buyer Parties), 6.08 (Publicity), 12.01 (Notices), 12.02 (Successors and Assignment; No Third-Party Beneficiaries), 12.03 (Amendments and Waivers), 12.04 (Entire Agreement), 12.05 (Counterparts; Facsimile Signature), 12.06 (Severability), 12.07 (Governing Law), 12.08

(Jurisdiction; Venue; Service of Process) and 12.10 (Waiver of Jury Trial), all of which provisions shall survive such termination) shall then be null and void and have no further force and effect and all other rights and Liabilities of the parties hereunder shall terminate without any liability of any party to any other party, except for liabilities arising in respect of willful breaches under this Agreement by any party prior to such termination.

ARTICLE X

INDEMNIFICATION.

Section 10.01 Survival. Except as otherwise provided below, the representations and warranties contained in or made pursuant to this Agreement shall survive the Closing and shall terminate on the date that is eighteen (18) months after the Closing Date (the “General Survival Period”) after which such representations and warranties shall, except as otherwise provided below, expire and be of no further force or effect; provided, that (A) the representations and warranties contained in Sections 4.01(a) (Corporate Organization), 4.01(c) (Predecessors), 4.02(a) (Contemplated Transactions), 4.02(b) (Approval of Board of Directors), 4.02(c) (Approval of Company Investors), 4.03 (Authorization of Governmental Authorities), 4.04(a) (Noncontravention), 4.04(b)(iii) (Noncontravention), 4.05 (Capitalization of the Company and its Subsidiaries), 4.08 (Debt; Guarantees), 4.24 (Anti-Takeover Statutes), 4.25 (No Brokers), 5.01 (Organization), 5.02 (Power and Authorization), 5.03 (Authorization of Governmental Authorities), 5.04(a) (Noncontravention), 5.04(b)(iii) (Noncontravention) and 5.06 (No Brokers) of this Agreement shall survive the Closing and shall terminate on the six year anniversary of the Closing Date, after which such representations and warranties shall, except as otherwise provided below, expire and be of no further force or effect, (B) the representations and warranties contained in Sections 4.11 (Intellectual Property), 4.12(a) and (b) (Legal Compliance; Permits) and 4.23 (Regulatory and Product Matters) of this Agreement shall survive for a period of three (3) years following the Closing Date and (C) the representations and warranties contained in Sections 4.13 (Tax Matters) and 4.14 (Employee Benefit Plans) of this Agreement shall survive until the 30th day following the termination of the applicable statutes of limitation (as extended by any tolling periods and other extensions) with respect to the liabilities in question (the representations and warranties referred to in clauses (A) and (C) above being referred to herein as the “Six Year/SL Survival Representations”). The covenants and agreements of the parties contained in this Agreement shall survive the Closing in accordance with their terms and claims in respect thereof must be brought prior to the expiration of the applicable statute of limitations in respect of such claims. Representations and warranties (including, for the avoidance of doubt, all statements contained therein) contained in any certificate executed and delivered by or on behalf of a party hereto at the Closing (each a “Closing Certificate”) shall survive for the General Survival Period (except that all such representations and warranties contained in the Closing Certificates to be delivered pursuant to Sections 7.03(b) and 8.03 (the “Bring Down Certificates”) shall survive for the same periods as the underlying representations and warranties set forth in this Agreement to which they relate). Representations and warranties (including, for the avoidance of doubt, all statements contained therein) contained in any Schedule to this Agreement shall survive for the same periods as the representations and warranties to which such Schedule directly refers (i.e., Schedule 4.10 refers to the representations and warranties set forth in Section 4.10 hereof). Claims for indemnification based on (i) Section 10.02(a)(vii) of this Agreement may be made during the three (3) year period following the Closing Date, (ii) Section 10.02(a)(v) of this Agreement may be made during the six (6) year period following the Closing Date and (iii) Sections 10.02(a)(ii), 10.02(a)(iv), 10.02(a)(vi) or 10.03 of this Agreement shall not be subject to any time limitations. No claim for indemnification under Section 10.02(a)(i), Section 10.02(a)(v) or Section 10.02(a)(vii) may be made after the expiration of the applicable survival period set forth above; provided that (x) any representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Article X, and the indemnity with respect thereto, shall survive (with respect to any claim that has been made) the time at which it would otherwise terminate pursuant to this Section 10.01 if timely written notice thereof shall have been given to the Stockholders’ Committee in accordance with and subject to Section 10.02(g) and/or Section 10.02(h), as applicable, prior to such time of termination and (y) claims for indemnification under Section 10.02(a)(i) based on actual fraud are not subject to the time limitations set forth in this Section 10.01.

Section 10.02 General Indemnification for the Benefit of the Parent Indemnified Persons.

(a) Subject to the limitations set forth in this Article X, from and after the Closing Date, Parent and each of its Affiliates (including, following the Closing, the Company and each of its Subsidiaries and WCAS XI and each of the other Cash Equity Investors (other than FFC III or any affiliated co-investor of FFC III), but excluding the Rollover Stockholders and FFC III and its affiliated co-investors) and each director, officer, employee, member, partner, shareholder or agent of each such Person, and all of the successors, assigns and legal representatives of each of the foregoing (each, a “Parent Indemnified Person”), shall be indemnified and held harmless by means of the transfer, in accordance with the terms and conditions of this Agreement and the Escrow Agreement, to such Parent Indemnified Person(s) of Escrow Cash and, to the extent that Escrow Cash is not available or sufficient to satisfy any such indemnification claim in full (e.g., because the Escrow Cash is insufficient in amount, has been distributed in whole or in part pursuant to the Escrow Agreement or is subject to unresolved Demands for Indemnification (as defined in the Escrow Agreement) delivered pursuant to Section 5 of the Escrow Agreement), the Parent Indemnified Persons shall be indemnified and held harmless by way of a right of setoff against any Earnout Payment in the manner set forth in Section 10.04 below, in each case, from, against and in respect of, any and all Losses (whether or not such Losses relate to a Third Party Claim (as defined below)), which all or any of such Parent Indemnified Persons may suffer or sustain, directly or indirectly, as a result of, relating to, or arising out of:

(i) any breach of or inaccuracy in any representation or warranty made by the Company in Article IV of this Agreement, any Company Closing Certificate or any Schedule to this Agreement (including for such purposes any representation, warranty or other statement set forth or referred to in any Company Closing Certificate or any Schedule to this Agreement), in each case, as such representation, warranty or statement would read if all qualifications contained therein and in all related definitions (and, in the case of any Bring Down Certificate, in the related underlying representations and warranties set forth in this Agreement and all definitions relating thereto) as to materiality, including each qualifying reference that includes the defined term “Material Adverse Effect”, or the words “material”, “materially”, “substantial” or similar qualifications, were deleted therefrom;

(ii) any actual fraud on the part of the Company or any of its Representatives in connection with this Agreement or the Contemplated Transactions;

(iii) any breach of any Pre-Closing Covenant by the Company contained in this Agreement;

(iv) the exercise of dissenters’ appraisal rights under the DGCL by any holder of capital stock of the Company (with Losses in respect thereof to consist of the costs and expenses associated with any Action relating to the exercise of such dissenters’ appraisal rights plus the difference between the amounts ultimately paid to any Company Investors exercising such rights as compared to the Merger Consideration which such Company Investors would have otherwise been entitled at Closing after giving effect to any adjustment pursuant to Section 3.01 (but excluding any consideration which would have been received by operation of Section 3.02) as described in the provisions of this Agreement) (provided that the Company shall control, and Parent and the Stockholders’ Committee may participate in, the Company’s response to all of the Actions, proceedings and negotiations relating to any exercise of dissenters’ rights, and the Company may not settle any such Action without the prior written consent of Parent (prior to Closing) or the Stockholders’ Committee (following the Closing), such consents not to be unreasonably withheld, conditioned or delayed);

(v) (A) the OIG Subpoena or any investigation or other Action relating thereto, provided the Loss is the result of conduct that first occurred prior to Closing, and (B) any Actions arising out of the subject matter of the OIG Subpoena brought by or on behalf of a Governmental Authority, provided the Loss is the result of conduct that first occurred prior to Closing;

(vi) any Action brought by any Company Investor or any other Person alleging to own Equity Interests in the Company or any of its Subsidiaries (or in any Predecessor of the Company or any of its Subsidiaries) or alleging to otherwise have an interest in or claim with respect to the Company or any of its Subsidiaries (or any such Predecessors) to the extent such claim or Action relates to this Agreement, any of the Sell Side Ancillary Agreements, the Contemplated Transactions or any other event, action, omission or condition (or series of events, actions, omissions or conditions) occurring or existing on or prior to the Closing Date (excluding any claim or Action validly brought under this Agreement by the Stockholders’ Committee on behalf of one or more Company Investors to enforce the rights of such Company Investor(s) under this Agreement); or

(vii) the matters disclosed on Schedule 10.02(a)(vii).

(b) Subject to Section 10.02(c) below, no Parent Indemnified Person shall be entitled to indemnification under Section 10.02(a)(i) unless and until the aggregate of all Losses claimed by all Parent Indemnified Persons relating thereto exceeds on a cumulative basis an amount equal to $2,131,773 (the “Deductible”), and then only to the extent such Losses exceed the Deductible. Subject to Section 10.02(c) below, the aggregate payments in respect of indemnification claims made by Parent Indemnified Persons pursuant to Section 10.02(a)(i) shall in no event exceed $21,317,732 (the “General Cap”).

(c) Notwithstanding anything to the contrary contained in Section 10.02(b), neither the Deductible nor the General Cap shall apply to any claims under Section 10.02(a)(i) that are based on actual fraud or claims for indemnification pursuant to Section 10.02(a)(i) in respect of any alleged breach of or inaccuracy in any of the Six Year/SL Survival Representations (or any breach of or inaccuracy in any statement, representation or warranty contained in any Bring Down Certificate or Schedule to the extent relating to any of the Six Year/SL Survival Representations). Claims for indemnification pursuant to Section 10.02(a)(i) in respect of any alleged breach of or inaccuracy in any of the Six Year/SL Survival Representations (or any breach of or inaccuracy in any statement, representation or warranty contained in any Bring Down Certificate or Schedule to the extent relating to any of the Six Year/SL Survival Representations) that do not involve actual fraud and claims for indemnification under Sections 10.02(a)(iii), 10.02(a)(iv), 10.02(a)(v), 10.02(a)(vi), 10.02(a)(vii) and 10.03 shall be subject to an aggregate liability cap equal to the Escrow Amount plus the aggregate amount of Contingent Merger Consideration, if any, paid or payable hereunder from time to time (the “Aggregate Cap”) and the Parent Indemnified Persons may not recover in the aggregate Losses in excess of the Aggregate Cap with respect to such claims. For the avoidance of doubt, claims under Section 10.02(a)(i) that are based on actual fraud and claims for indemnification under Section 10.02(a)(ii) shall not be subject to the Deductible, the General Cap or the Aggregate Cap.

(d) Except (i) as contemplated in Article III (Purchase Price Adjustments) and Section 12.09 (Specific Performance) and (ii) in cases of actual fraud alleged by any Parent Indemnified Person to have been committed by the Company or any of its Representatives in connection with this Agreement or the Contemplated Transaction, from and after the Closing, recovery pursuant to this Article X shall constitute the Parent Indemnified Persons’ sole and exclusive remedy for any and all Losses relating to or arising from this Agreement and the Contemplated Transactions; provided, however, that the foregoing shall not be deemed to deny any Parent Indemnified Person (A) injunctive relief when it is otherwise available under applicable Legal Requirements or (B) the right to assert claims for breach of contract, where available under applicable Legal Requirements, for breach of any of the Ancillary Agreements. Parent hereby acknowledges that, except for claims of actual fraud or intentional misrepresentation brought by the Parent Indemnified Persons against Stockholders or Affiliates of Stockholders in connection with this Agreement, the Merger or the Contemplated Transactions, no Stockholder or any Affiliate of any Stockholder shall be liable for any Losses subject to indemnification under Section 10.02 or Section 10.03 (other than as a result of the transfer of Escrow Cash and the set-off against Earnout Payments that would have otherwise been payable to such Person pursuant to this Article X).

(e) The right of any Parent Indemnified Person to indemnification pursuant to this Article X will not be affected by any investigation conducted or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy of any representation or warranty, or performance of or compliance with any covenant or agreement, contained or referred to herein. The waiver of any condition contained in this Agreement based on the breach of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right of any Parent Indemnified Person to indemnification pursuant to this Article X based on such representation, warranty, covenant or agreement.

(f) The purpose of this Section 10.02(f) is to clarify that no Company Investor shall be entitled to make a claim for indemnification or contribution against the Company or any Parent Indemnified Person after the Effective Time for Losses alleged to have been incurred by such Company Investor as a result of claims for indemnification brought by any Parent Indemnified Person pursuant to this Article X. As an integral component of the terms and conditions of the Merger and the other Contemplated Transactions, it is agreed that no Company Investor (or Affiliate or Representative thereof) shall be entitled to make any claim for indemnification or contribution against any of the Parent Indemnified Persons, the Company or any of the Subsidiaries of the Company by reason of the fact that such Company Investor or any Affiliate or Representative thereof was a controlling person, director, employee or Representative of the Company or a Subsidiary thereof or was serving as such for another Person at the request of the Company or a Subsidiary thereof (whether such claim is made pursuant to any Legal Requirement, Organizational Document, Contractual Obligation or otherwise) with respect to any indemnification claim brought by a Parent Indemnified Person under this Agreement, and no Company Investor (or Affiliate or Representative thereof) shall be entitled to assert any right of subrogation, contribution, advancement, indemnification or other claim against the Company or any of its Subsidiaries with respect to any amounts owed by him, her or it or any payment of Escrow Cash to Parent Indemnified Persons pursuant to this Agreement, any Ancillary Agreement or otherwise in respect of the Contemplated Transactions as a result of any claim for indemnification by any Parent Indemnified Person pursuant to this Article X. In furtherance of the foregoing, the Letter of Transmittal (in the case of a Stockholder or Warrantholder) or any Optionholder Consent (in the case of an Optionholder) shall contain an agreement and acknowledgment of the applicable Company Investor expressly agreeing to be bound by this Section 10.02(f) and any claims or Actions brought by or on behalf of any such Company Investor of the type described above shall be subject to indemnification under Section 10.02(a)(vi) above. For clarification, nothing in this Section 10.02(f) shall limit the rights of any Company Investor to indemnification resulting from the fact that such Company Investor was a controlling person, director, officer, employee or Representative of the Company or a Subsidiary thereof with respect to acts or omissions that occurred prior to the Effective Time (other than any claim for indemnification to recover Losses incurred as a result of any claim for indemnification by any Parent Indemnified Person pursuant to this Article X).

(g) If a Parent Indemnified Person wishes to make a claim for indemnification under this Section 10.02, the Parent Indemnified Person shall give written notice of such claim to the Stockholders’ Committee. Such written notice shall describe the basis for such claim for indemnification and the amount of Losses involved (if quantifiable), in each case, in reasonable detail in light of the facts then known to such Parent Indemnified Person; provided, that the failure to so notify the Stockholders’ Committee (or any defect in such notice) shall not affect the rights and obligations of any Person hereunder except to the extent that (and only to the extent that) such failure shall have actually and materially prejudiced the Company Investors.

(h) Promptly after receipt by a Parent Indemnified Person of written notice of the assertion of a claim (other than a Tax Contest) being made against such Parent Indemnified Person by any Person who is not a party to this Agreement (a “Third Party Claim”) that may give rise to a claim for indemnification under this Section 10.02, such Parent Indemnified Person shall give written notice thereof to the Stockholders’ Committee in accordance with the requirements of Section 10.02(g); provided, that the failure to so notify the Stockholders’ Committee (or any defect in such notice) shall not affect the rights and obligations of any Person hereunder except to the extent that (and only to the extent that) such failure shall have actually and materially prejudiced the Company Investors. The Stockholders’ Committee shall be entitled to participate in the defense of any Third Party Claim (as the sole and exclusive representative of the Company Investors) that is the subject of a notice given by or on behalf of any Parent Indemnified Person pursuant to this Section 10.02(h). In addition, the Stockholders’ Committee shall have the right to defend (as the sole and exclusive representative of the Company Investors) the Parent Indemnified Person(s) against the Third Party Claim with counsel of its choice reasonably satisfactory to the Parent Indemnified Person(s) giving such notice so long as (i) the Stockholders’ Committee gives written notice to such Parent Indemnified Person(s) within fifteen (15) days after such Parent Indemnified Person(s) has given notice of the Third Party Claim under this Section 10.02(h) stating and covenanting on behalf of all Company Investors that all Parent Indemnified Persons shall be, subject to the limits set forth in this Article X, indemnified, defended and held harmless pursuant to this Article X and the Escrow Agreement from and against the entirety of any and all Losses that the Parent Indemnified Persons may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim (the “Assumption Notice”), (ii) the Stockholders’ Committee provides, along with the Assumption Notice, to the Parent Indemnified Person(s) delivering notice of such Third Party Claim, evidence reasonably acceptable to such Parent Indemnified Person(s) that the Stockholders’ Committee shall have adequate financial resources to defend against the Third Party Claim (the “Evidence of Required Resources”), (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief against any Parent Indemnified Person, (iv) the Third Party Claim does not relate to or otherwise arise in connection with Taxes or any criminal or regulatory enforcement Action (or other Action brought against the Company or a Subsidiary thereof by a Governmental Authority), (v) settlement of, an adverse judgment with respect to, or conduct of the defense of the Third Party Claim by the Stockholders’ Committee is not, in the good faith judgment of the Parent Indemnified Person(s) delivering such notice, likely to exceed the remaining available funds in the Escrow Account that are not then the subject of any Demand for Indemnification (as defined in the Escrow Agreement) or materially harm any Parent Indemnified Person’s reputation or continuing business interests (including its relationships with current or potential customers, suppliers, regulators or other parties material to the conduct of its business) and (vi) the Stockholders’ Committee conducts the defense of the Third Party Claim actively and diligently. Any Parent Indemnified Person may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim; provided, that any fees and expenses of separate counsel retained by any Parent Indemnified Person that are incurred prior to the assumption of control of the defense of the Third Party Claim by the Stockholders’ Committee shall be deemed to be Losses subject to indemnification under this Section 10.02. The Stockholders’ Committee shall not consent to the entry of any judgment or enter into any compromise or settlement with respect to the Third Party Claim without the prior written consent of each Parent Indemnified Person affected thereby unless such judgment, compromise or settlement (x) provides for the payment of money as the sole relief for the claimant and the application of Section 10.04 and the other provisions of this Article X would result in there being sufficient cash available from the Escrow Cash or through the reduction of due and payable Earnout Payments so that 100% of such liability would be satisfied in cash from the Escrow Account or through the set-off against Earnout Payments that are then due and payable (including Deferred Payment Amounts), (y) results in the full and general release of all Parent Indemnified Persons from all Liabilities arising from or relating to, or in connection with, the Third Party Claim and (z) involves no finding or admission of any violation of Legal Requirements or the rights of any Person and has no effect on any other claims that may be made against any Parent Indemnified Person. If the Stockholders’ Committee does not deliver the Assumption Notice or the Evidence of Required Resources within fifteen (15) days after the Parent Indemnified Person(s) has given notice of the Third Party Claim to the Stockholders’ Committee as required by this Section 10.02(h), or otherwise at any time fails to conduct the defense of the Third Party Claim actively and diligently, the Parent Indemnified Persons (or a representative appointed thereby) may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim in any manner they or it may deem appropriate (and neither the Parent Indemnified Persons nor such representative need consult with, or obtain any consent from, the Stockholders’ Committee or any Company Investor in connection therewith). If such Assumption Notice and Evidence of Required Resources are given on a timely basis and the Stockholders’ Committee conducts the defense of the Third Party Claim actively and diligently but any of the other conditions in clauses (iii) through (vi) of this Section 10.02(h) is or becomes unsatisfied, the Parent Indemnified Persons (or a representative appointed thereby) may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim; provided, that indemnification under this Section 10.02 shall not be available for any such judgment consented to, or any such compromise or settlement effected, without the prior written consent of the Stockholders’ Committee (which consent shall not be unreasonably withheld, conditioned or delayed). In the event that any Parent Indemnified Person (or any representative thereof) conducts the defense of the Third Party Claim, subject to Section 10.04, the Stockholders’ Committee shall cause there to be advanced promptly and periodically from the Escrow Cash sufficient funds for the payment of all costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses) and, subject to the limits of this Article X, any and all other Losses that the Parent Indemnified Persons may incur or suffer resulting from, arising out of, relating to, in the nature of or caused by the Third Party Claim shall continue to be subject to indemnification to the fullest extent permitted by this Article X. Each of the parties to this Agreement, including the Stockholders’ Committee (acting on behalf of all Company Investors) each hereby consents to the non-exclusive jurisdiction of any court in which any Third Party Claim may be brought against any Parent Indemnified Person for purposes of any claim which such Parent Indemnified Person may have against any such other Person pursuant to this Agreement in connection with such Third Party Claim, and in furtherance thereof, the provisions of Section 12.08 (Jurisdiction; Venue; Service of Process) are incorporated herein by reference, mutatis mutandis.

Section 10.03 Tax Indemnification for the Benefit of the Parent Indemnified Persons.

(a) Subject to the applicable limitations set forth in this Article X, from and after the Closing Date, the Parent Indemnified Persons shall be indemnified and held harmless by means of the transfer, in accordance with the terms and conditions of this Agreement and the Escrow

Agreement, to such Parent Indemnified Persons of Escrow Cash and, to the extent that the Escrow Cash is not available or sufficient to satisfy any such indemnification claim in full (e.g., because the Escrow Cash is insufficient in amount, has been distributed in whole or in part pursuant to the Escrow Agreement or is subject to unresolved Demands for Indemnification (as defined in the Escrow Agreement) delivered pursuant to Section 5 of the Escrow Agreement), the Parent Indemnified Persons shall be indemnified and held harmless from the sources and according to the terms set forth in Section 10.04 below, in each case, from, against and in respect of any and all Losses that result from, arise out of or relate to:

(i) Taxes (or the non-payment thereof) of the Company or any of its Subsidiaries for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”);

(ii) all Taxes of any member (other than the Company and its Subsidiaries) of an affiliated, consolidated, combined or unitary group of which the Company or any Subsidiary of the Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar Legal Requirement; and

(iii) any and all Taxes of any Person imposed on the Company or any Subsidiary of the Company as a transferee or successor, pursuant to a Contractual Obligation or pursuant to any Legal Requirement, which Taxes relate to an event or transaction occurring on or before the Closing Date;

provided, that, with respect to sales or use Taxes disclosed in the Disclosure Schedules, the foregoing indemnification shall only be available pursuant to clauses (a)(i), (a)(ii) and (a)(iii) above to the extent that such Taxes exceed the amount, if any and not to exceed $500,000 (net of the benefit of the deductibility of such sales and use Taxes against incomes Taxes), reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the Audited Balance Sheet (rather than in any notes thereto), as such reserve is adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(b) In the case of any taxable period of the Company or its Subsidiaries that includes (but does not end on) the Closing Date (a “Straddle Period”), the portion of the Taxes relating to the Pre-Closing Tax Period shall be determined as follows: (i) Taxes based upon or measured by income, gain or receipts will be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company or any Subsidiary of the Company holds a beneficial interest will be deemed to terminate at such time); (ii) sales and use Taxes shall be deemed to accrue as property is purchased, sold, used, or transferred; (iii) all Taxes other than Taxes described in clauses (i) and (ii) will be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period; (iv) any credits relating to a Straddle Period shall be allocated on a basis consistent with the foregoing; and (v) all determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company and its Subsidiaries to the extent allowed by applicable Legal Requirements.

Section 10.04 Source of Indemnification Payments. Any indemnification of the Parent Indemnified Persons pursuant to Section 10.02 or 10.03 shall be effected:

(a) first, by the release of Escrow Cash pursuant to and in accordance with the Escrow Agreement to the extent Escrow Cash is available (and not otherwise subject to a Demand for Indemnification (as defined in the Escrow Agreement) previously delivered pursuant to Section 5 of the Escrow Agreement) and sufficient to satisfy such claim; and

(b) second, to the extent that Escrow Cash is not then available and sufficient to satisfy any such indemnification claim, by means of the reduction of and set-off against any Earnout Payments that have been finally determined to be due and payable pursuant to Section 3.02 but that have not yet been paid (including, to the extent applicable, any then unpaid Deferred Payment Amounts) and/or, at the election of the Parent Indemnified Persons bringing the claim, any future Earnout Payments under Section 3.02. Amounts may be set-off against such Earnout Payments only upon resolution by either the written agreement of the Stockholders’ Committee and the Parent Indemnified Persons or pursuant to a final judgment of a court of competent jurisdiction which is no longer subject to appeal. Following such resolution, amounts agreed or ordered (as the case may be) to be set-off against Earnout Payments under this Section 10.04 shall be promptly paid by Parent to the applicable Parent Indemnified Persons. If an indemnification claim is made under this Article X and set-off against Earnout Payments is sought under this Section 10.04 in respect thereof, but such indemnification claim has not been finally resolved by written agreement between the Parent Indemnified Persons and the Stockholders’ Committee or pursuant to a final judgment of a court of competent jurisdiction which is no longer subject to appeal, at the time that any payment is to be made to the Eligible Earnout Recipients under Section 3.02, the Earnout Escrow Amount (as defined below) shall be withheld from such payment to Eligible Earnout Recipients and be deposited into an escrow account with an escrow agent reasonably acceptable to the Parent Indemnified Persons and the Stockholders’ Committee pending final resolution of such claim. The “Earnout Escrow Amount” shall be an amount equal to the reasonable estimate by the Parent Indemnified Persons asserting the claim for indemnification of the Losses attributable thereto. All escrow documentation entered into for the purpose of establishing such escrow account shall be reasonably acceptable to the Parent Indemnified Persons and the Stockholders’ Committee and the fees and expenses of such escrow agent shall be paid from such escrowed funds. Such escrow agreement shall provide that the funds so deposited shall be released upon the resolution of the indemnification claim for which they were deposited into escrow, subject only to the following sentence. In the event that any Earnout Payments are so deposited into escrow pending resolution of such indemnification claims, such amounts shall also be available as security for the initial claim as well as subsequent indemnification claims available under this Article X unless it is finally determined pursuant to a judgment of a court of competent jurisdiction no longer subject to appeal that the initial or subsequent indemnification claims were not brought by the Parent Indemnified Persons in good faith. No interest shall accrue on Earnout Escrow Amounts under this Agreement pending resolution of any such indemnification claim.

Section 10.05 Other Indemnification Matters.

(a) Any amount paid under Article X will be treated as an adjustment to the Merger Consideration unless a final determination that is not subject to further appeal, review or modification through proceedings or otherwise or a change in applicable Legal Requirements (including a revenue ruling or other similar pronouncement) causes any such amount not to constitute an adjustment to the Merger Consideration for United States federal income Tax purposes.

(b) The amount of any Losses subject to indemnification under this Article X shall be calculated net of any amounts actually recovered by any Parent Indemnified Person under applicable insurance policies (but taking into account any deductible or retention and premium increase resulting therefrom), and each Parent Indemnified Person agrees to use its commercially reasonable efforts to make or cause to be made all reasonable claims for insurance under such policies that may be applicable to the matter giving rise to the indemnification claim hereunder. In the event that any Parent Indemnified Person or any of its Affiliates actually realizes a Tax benefit with respect to any Tax period as a consequence of, or in connection with the circumstances giving rise to, any indemnification claim hereunder that has been satisfied in full, then such Parent Indemnified Person shall pay an amount equal to the amount of such Tax benefit (up to the amount received by such Parent Indemnified Person with respect to the fully satisfied indemnification claim) to the Escrow Agent to be added to the Escrow Cash (or if the Escrow Cash has been finally distributed, to the Stockholders’ Committee for distribution to the Eligible Earnout Recipients based on Sections 2.06(a)(iii), 2.06(b)(iv), 2.06(c)(iv), 2.08(b)(ii)(C), 2.08(b)(iii)(C) and 2.09(b)(C); provided that such payment shall be made only at such time or times and to the extent that such Tax benefit is actually realized (i.e., calculated on the basis of the actual reduction in cash payments or increase in cash refunds for Taxes); provided, further, that if such Parent Indemnified Person actually realizes such a Tax benefit on or prior to the date on which the associated indemnification payment from the Escrow Cash is due or the associated reduction in the Earnout Payment is applied, the indemnification payment or reduction in the Earnout Payment will be made net of such Tax benefit.

(c) No party hereto shall be liable to the other for punitive damages claimed by such other party resulting from such first party’s breach of its obligations, agreements, representations or warranties hereunder; provided that nothing under this Section 10.05(c) shall preclude any claim for indemnification by a Parent Indemnified Person for Third Party Claims asserting such damages.

(d) Each Parent Indemnified Person shall use commercially reasonable efforts to mitigate Losses for which it seeks indemnification hereunder.

(e) No party hereto shall be liable for more than the other party’s total Losses resulting from any specific facts, omissions or circumstances notwithstanding the fact that such facts, omissions or circumstances may constitute the breach of more than one representation, warranty, covenant, or agreement, or cause an adjustment to the Upfront Purchase Price pursuant to Section 3.01.

(f) If any of the Parent Indemnified Persons seeks to make a claim for indemnification pursuant to this Article X, then, in addition to the procedures set forth herein, such Parent Indemnified Person shall be required to submit such claim in accordance with the terms of the Escrow Agreement, and any disputes with respect to such claim shall be resolved in accordance with the terms of this Agreement and the Escrow Agreement. Indemnification claims shall be paid in accordance with the terms of this Agreement the Escrow Agreement.

ARTICLE XI

STOCKHOLDERS’ COMMITTEE

Section 11.01 Appointment and Authorization of the Stockholders’ Committee.

(a) As an integral component of the terms and conditions of the Merger and other Contemplated Transactions, the Stockholders’ Committee is hereby irrevocably appointed, authorized and empowered to act as the sole and exclusive representative for the benefit of each of the Company Investors and their respective successors and assigns and as the exclusive agent and attorney-in-fact, with full power of substitution, to act on behalf of each of the Company Investors and their respective successors and assigns, in connection with this Agreement and the Ancillary Agreements to facilitate the consummation of the Contemplated Transactions, which shall include the sole and exclusive power and authority (it being understood that the Stockholders’ Committee shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions):

(i) to execute and deliver, in its capacity as the Stockholders’ Committee, the Escrow Agreement and any and all other Ancillary Agreements that the Stockholders’ Committee determines, in its sole discretion, that it should execute and deliver in such capacity, and to agree to such amendments, supplements and modifications to this Agreement and/or such Ancillary Agreements as the Stockholders’ Committee, in its sole discretion, from time to time determines to be necessary, appropriate or desirable;

(ii) to deliver any and all notices required or permitted to be delivered by or on behalf of the Stockholders’ Committee or all or any subset of the Company Investors under this Agreement or any of the Ancillary Agreements;

(iii) to receive on behalf of all or any subset of the Company Investors any and all notices required or permitted to be delivered to the Stockholders’ Committee or any such Company Investors under this Agreement or under any of the Ancillary Agreements;

(iv) to make all determinations, decisions and judgments, to make all filings, to enter into all Contractual Obligations, to prosecute, defend, settle or otherwise compromise all Actions and claims and to take all other actions, in each case on behalf of all or any subset of the Company Investors as required by or in connection with this Agreement and the Ancillary Agreements or the Contemplated Transactions, including in connection with Articles III and X of this Agreement and the Escrow Agreement, and to provide any consents or waivers with respect to any of the foregoing;

(v) to take any and all other actions on behalf of all or any subset of the Company Investors and their respective successors and assigns as the Stockholders’ Committee may from time to time deem necessary or desirable to resolve or settle claims, disagreements, disputes or Actions under or relating to this Agreement or any Ancillary Agreement or otherwise relating to the Contemplated Transactions;

(vi) to take any actions on behalf of the Company Investors in connection with any Annual Earnout Statement or Qualified Sale Acceleration Statement received by the Stockholders’ Committee from Parent;

(vii) to receive process on behalf of any or all of the Company Investors and their respective successors and assigns in any claim or Action in any way relating to this Agreement, the Ancillary Agreements or the Contemplated Transactions and to file any proofs of debt, claims and petitions as the Stockholders’ Committee may deem necessary, appropriate or desirable in connection therewith and to file and prosecute appeals from any decision, judgment or award rendered in any such Action; and

(viii) to otherwise exercise all rights of such Company Investor and otherwise act on behalf of such Company Investor under this Agreement or any Ancillary Agreement and in connection with any of the Contemplated Transactions, in each case as if such Company Investor had personally done such act.

(b) The Stockholders’ Committee has been established pursuant to and in accordance with the Stockholders’ Committee Appointment Agreement in the form of Exhibit K hereto (the “SCAA”). Each member of the Stockholders’ Committee covenants and agrees not to cause or permit the amendment or termination of the SCAA without the prior written consent of Parent. In the event that a member of the Stockholders’ Committee dies or becomes unable to perform his or her responsibilities as a member of the Stockholders’ Committee or resigns from such position, a replacement shall be appointed in accordance with the terms of the SCAA.

(c) Any action approved in writing by a majority of the members of the Stockholders’ Committee shall be the action of the Stockholders’ Committee. Parent and the Surviving Corporation shall be entitled to rely on a certificate signed by any member of the Stockholders’ Committee certifying the same as an action duly taken by the Stockholders’ Committee.

(d) The Stockholders’ Committee (or any of the directors, officers, agents, employees or Affiliates of the members thereof) shall incur no liability to the Company Investors, their respective successors and assigns or any other recipient of the Merger Consideration with respect to any action taken or suffered by the Stockholders’ Committee in reliance upon any notice, direction, instruction, consent, statement, or other document believed by the Stockholders’ Committee to be genuinely and duly authorized, nor for any other action or inaction with respect to calculation or payment of the Contingent Merger Consideration, preparation and review of the Final Closing Balance Sheet and the Final Closing Statement or the indemnification obligations under Article X of this Agreement, distributions from the Escrow Account, any defense or settlement of any claims, and the making of payments with respect thereto, except to the extent resulting from such member of the Stockholders’ Committee’s own willful misconduct, gross negligence or bad faith. The Stockholders’ Committee may, in all questions arising under this

Agreement, rely on the advice of counsel, and for anything done, omitted, or suffered in good faith by the Stockholders’ Committee in reliance on such advice, shall not be liable to the Company Investors, their respective successors and assigns or any other recipient of the Merger Consideration

(e) The Stockholders’ Committee Expense Cash shall be held by the Stockholders’ Committee in the Stockholders’ Committee Custody Account as a source of funds for the payment of expenses, including legal, accounting, insurance and out-of-pocket expenses, incurred in connection with the prosecution, defense, settlement or negotiation of any claim under or relating to the Agreement, the Ancillary Agreements or the Contemplated Transactions. The Stockholders’ Committee may also use such portion of the Stockholders’ Committee Expense Cash as it deems appropriate to purchase an indemnification insurance policy and/or policies of insurance covering its members against claims by any Company Investor, third party, and/or Parent or its Affiliates. In the event that any funds remain in the Stockholders’ Committee Custody Account on the Stockholders’ Expense Cash Release Date, the Stockholders’ Committee shall disburse such amounts from its custody to the Paying Agent, which shall be directed to pay each Eligible Earnout Recipient in accordance with Sections 2.06(a)(iii), 2.06(b)(iv), 2.06(c)(iv), 2.08(b)(ii)(C), 2.08(b)(iii)(C) and 2.09(b)(C). Notwithstanding the foregoing, if, on the Stockholders’ Expense Cash Release Date there exist claims for indemnification or otherwise relating to the Agreement, the Ancillary Agreements or the Contemplated Transactions which have not, in the sole and exclusive determination of the Stockholders’ Committee, been resolved, then such funds as the Stockholders’ Committee deems appropriate shall be held until the Stockholders’ Committee determines that such claims have been resolved or finally determined, at which point the Stockholders’ Committee shall disburse all amounts remaining in the Stockholders’ Committee Custody Account to the Paying Agent, which shall be directed to pay each Eligible Earnout Recipient in accordance with Sections 2.06(a)(iii), 2.06(b)(iv), 2.06(c)(iv), 2.08(b)(ii)(C), 2.08(b)(iii)(C) and 2.09(b)(C). Neither Parent nor the Company shall have any liability for the Stockholders’ Committee’s failure to return any funds from the Stockholders’ Committee Custody Account to the Eligible Earnout Recipients in accordance with this Section 11.01(e). The members of the Stockholders’ Committee shall jointly and severally indemnify and hold harmless Parent and the Company from any claims of a Company Investor with respect to the Stockholders’ Committee Custody Account or any funds therein.

Section 11.02 Other Provisions Relating to the Stockholders’ Committee.

(a) The Stockholders’ Committee shall not be entitled to any fee, commission or other compensation for the performance of its services hereunder; provided that the Stockholders’ Committee shall to the extent that the Stockholders’ Committee Expense Cash is expected by the Stockholders’ Committee to be insufficient, be entitled to reimbursement of such expenses, and to pay any expenses or other amounts paid or agreed to be paid by the Stockholders’ Committee or any other amount paid or payable by the Stockholders’ Committee for the benefit (as determined by the Stockholders’ Committee) of the Company Investors, from and out of any amounts otherwise payable to the Company Investors under Article III or pursuant to the Escrow Agreement; provided that the amount actually paid to the Company Investors after account for any such reduction shall be distributed among the Company Investors as if the amount of the reduction was never payable to the Company Investors). Any such reimbursement or payment to the Stockholders’ Committee shall be made upon the written direction of the Stockholders’ Committee in accordance with the terms of the this Agreement and the Escrow Agreement (and any applicable paying agent agreement, including without limitation the agreement with the Earnout Paying Agent). At any time following the later of the date of final disbursement of all remaining Escrow Cash in accordance with the provisions of the Escrow Agreement and the date on which all rights and obligations of the parties under Article III have been finally determined and all Liabilities relating thereto have been fully and finally discharged and paid, the Stockholders’ Committee may, by written notice to Parent and to each of the Company Investors, resign as Stockholders’ Committee, and in the event of such resignation, the Parent shall be entitled to appoint a substitute to serve as the Stockholders’ Committee on such terms and conditions (including compensation) as Parent and such substitute Stockholders’ Committee shall approve. Any successor to the Stockholders’ Committee shall succeed to all of such Stockholders’ Committee’s rights and powers, and shall become the “Stockholders’ Committee” hereunder. No bond shall be required of the Stockholders’ Committee or any Person delegated any of the Stockholders’ Committee’s rights or duties.

(b) In connection with this Agreement, the Ancillary Agreements and the Contemplated Transactions, and in exercising or failing to exercise all or any of the powers conferred upon the Stockholders’ Committee hereunder (i) the Stockholders’ Committee shall incur no liability whatsoever to any Company Investor by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with this Agreement, any Ancillary Agreement or the Contemplated Transactions, excepting only liability for any act or failure to act which represents bad faith or willful misconduct, and (ii) the Stockholders’ Committee shall be entitled to rely in good faith on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Stockholders’ Committee pursuant to such advice shall in no event subject the Stockholders’ Committee to liability to any Company Investor. The Stockholders’ Committee shall not have any duties or responsibilities in its capacity as such except those expressly set forth in this Agreement and in the Ancillary Agreements, and no implied duties or responsibilities shall be imposed on the Stockholders’ Committee in performing its functions and duties. The facts that the Stockholders’ Committee is or may become a party to an Ancillary Agreement or other Contractual Obligation in its individual capacity, and may be or become interested in its individual capacity in the transactions contemplated by all or any of the foregoing, or other transactions or matters relating to Parent or the Company or any of their Affiliates, shall not prohibit the Stockholders’ Committee from serving hereunder, nor shall the Stockholders’ Committee have any liability to any Company Investor for acting solely in accordance with the interests of the Stockholders’ Committee in its individual capacity with respect to any such Contractual Obligations, transactions or matters.

(c) All of the rights, immunities and powers granted to the Stockholders’ Committee hereunder shall survive the Effective Time and any termination of this Agreement or any Ancillary Agreement.

(d) Parent and each of the other Parent Indemnified Persons shall have the right to rely conclusively upon all actions taken or omitted to be taken by the Stockholders’ Committee that purport to have been taken by it in its capacity as such without any duty of inquiry as to the authority of the Stockholders’ Committee (and without further evidence of any kind) pursuant to this Agreement, or any Ancillary Agreement, all of which actions or omissions shall be legally binding upon the Company Investors and their respective successors and assigns.

(e) The Stockholders’ Committee acknowledges that the success of the Company and its Subsidiaries after the Closing depends upon the continued preservation of the confidentiality of certain information possessed by the Stockholders’ Committee, that the preservation of the confidentiality of such information by Stockholders’ Committee is an essential premise of the bargain between the Company and the Buyer Parties, and that the Buyer Parties would be unwilling to enter into this Agreement in the absence of this Section 11.02(e). Accordingly, the Stockholders’ Committee hereby agrees with the Buyer Parties that the Stockholders’ Committee, its Affiliates and its and its Affiliates’ Representatives shall not, and that the Stockholders’ Committee shall cause its Affiliates and such Representatives not to, at any time on or after the Closing Date, directly or indirectly, without the prior written consent of Parent, disclose or use any information provided to in its capacity as Stockholders’ Committee hereunder other than for purposes contemplated hereby; provided, that the information subject to this Section 11.02(e) will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof); provided, further, that the provisions of this Section 11.02(e) will not prohibit any retention of copies of records or disclosure (A) required by any applicable Legal Requirement so long as reasonable prior notice is given to Parent and the Company of such disclosure and a reasonable opportunity is afforded Parent and the Company to contest the same or (B) made in connection with the enforcement of any right or remedy relating to this Agreement or the Contemplated Transactions or the defense of such enforcement by any other party. The Stockholders’ Committee agrees that it shall be responsible for any breach or violation of the provisions of this Section 11.02(e) by any of its Affiliates or its or its Affiliates’ Representatives.

ARTICLE XII

MISCELLANEOUS

Section 12.01 Notices. Any notice, request, demand, claim or other communication required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered personally, delivered by nationally recognized overnight courier service, sent by certified or registered mail, postage prepaid, or (if a facsimile number is provided below) sent by facsimile (subject to electronic confirmation of good facsimile transmission). Any such notice, request, demand, claim or other communication shall be deemed to have been delivered and given (a) when delivered, if delivered personally, (b) the Business Day after it is deposited with such nationally recognized overnight courier service, if sent for overnight delivery by a nationally recognized overnight courier service, (c) the day of sending, if sent by facsimile prior to 5:00 p.m. (Eastern time) on any Business Day or the next succeeding Business Day if sent by facsimile after 5:00 p.m. (Eastern time) on any Business Day or on any day other than a Business Day or (d) five Business Days after the date of mailing, if mailed by certified or registered mail, postage prepaid, in each case, to the following address or, if applicable, facsimile number, or to such other address or addresses or facsimile number or numbers as such party may subsequently designate to the other parties by notice given hereunder:

If to the Company (prior to the Closing), to:

K2M, Inc.

751 Miller Dr., SE

Leesburg, VA 20175

Telephone number: (703) 777-3155

Facsimile number: (703) 779-2153

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

1650 Tysons Boulevard

Suite 1400

McLean, VA 22102

Telephone number: (703) 770-7900

Facsimile number: (703) 770-7901

Attention: Matthew B. Swartz, Esq.

If to either of the Buyer Parties (or to the Company after the Closing), to it:

c/o Welsh, Carson, Anderson & Stowe XI, L.P.

320 Park Avenue

Suite 2500

New York, New York 10022-6815

Telephone number: (212) 893-9500

Facsimile number: (212) 893-9575

Attention: Sean M. Traynor

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

Telephone number: (212) 596-9000

Facsimile number: (212) 596-9090

Attention: Christopher W. Rile, Esq.

If to the Stockholders’ Committee, to:

Ted Lundberg

Ferrer Freeman & Company, LLC

10 Glenville Street

Greenwich, CT 06831

Facsimile number: (203) 532-8016

and

John Andres

245 Whiting Pond Road

Fairfield, CT 06824

and

Lewis Parker

Willowcroft Farm

38906 Mount Gilead Road

Leesburg, VA 20175

and

John Kostuik

5921 North Echo Canyon Lane

Phoenix, AZ 85018

and

Gordon Donald

234 Industrial Way West

Suite A200

Eatontown, NJ 07724

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

1650 Tysons Boulevard

Suite 1400

McLean, VA 22102

Telephone number: (703) 770-7900

Facsimile number: (703) 770-7901

Attention: Matthew B. Swartz, Esq.

Each of the parties to this Agreement may specify a different address or addresses or facsimile number or facsimile numbers by giving notice in accordance with this Section 12.01 to each of the other parties hereto. Rejection or other refusal to accept or the inability to deliver a notice, request, demand, claim or other communication hereunder because of a changed address or changed facsimile number (if a facsimile number was given) of which no notice was given as herein required shall be deemed to be receipt of the notice, request, demand, claim or other communication sent.

Section 12.02 Succession and Assignment; No Third-Party Beneficiaries. Subject to the immediately following sentence, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, each of which such successors and permitted assigns will be deemed to be a party hereto for all purposes hereof. No party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties, and any attempt to do so will be null and void ab initio; provided, that (a) either of the Buyer Parties may assign this Agreement and any or all of its rights and interests hereunder to one or more of its Affiliates or designate one or more of its Affiliates to perform its obligations hereunder, in each case, so long as such Buyer Party is not relieved of any liability or obligations hereunder, (b) either of the Buyer Parties may assign this Agreement and any or all of its rights and interest hereunder to any purchaser of all or substantially all its assets or designate such purchaser to perform its obligations hereunder and (c) any of the Parent Indemnified Persons may collaterally assign any or all of its rights and obligations hereunder to any provider of debt financing to it or any of its Affiliates. Except as expressly provided herein, this Agreement is for the sole benefit of the parties hereto and their successors and permitted assigns and nothing herein expressed or implied will give or be construed to give any Person, other than the parties hereto and such successors and permitted assigns, any other right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. For the avoidance of doubt, it is hereby acknowledged and agreed by the parties hereto that a Parent Indemnified Person that is not party hereto is intended to be an express third party beneficiary of this Agreement. For the avoidance of doubt, it is hereby stated that neither the Company Investors nor their respective successors and assigns are parties to, nor third-party beneficiaries of, this Agreement and, following the Effective Time, only the Stockholders’ Committee (acting on behalf of the Company Investors and their respective successors and assigns) shall have any right to enforce the provisions of this Agreement (including Articles II, III, VI and XII hereof). Without limiting the generality of the foregoing, it is expressly acknowledged, understood and agreed that nothing in this Agreement is intended to or does or shall constitute an amendment to or establishment of any employee benefit plan or other plan.

Section 12.03 Amendments and Waivers. No amendment or waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed, in the case of any amendment to be effected prior to the Effective Time, by Parent and the Company, in the case of any amendment to be effected after the Effective Time, by Parent and the Stockholders’ Committee, or in the case of a waiver, by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation of, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach or violation of, default under, or inaccuracy in, any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof.

Section 12.04 Entire Agreement. This Agreement, together with the other Ancillary Agreements and any documents, instruments and certificates explicitly referred to herein, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, with respect thereto. There are no restrictions, promises, warranties, covenants, or undertakings, other than those expressly provided for herein and therein.

Section 12.05 Counterparts; Facsimile Signature. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Agreement will become effective when duly executed and delivered by each party hereto. Counterpart signature pages to this Agreement may be delivered by facsimile or electronic delivery (i.e., by email of a PDF signature page) and each such counterpart signature page will constitute an original for all purposes.

Section 12.06 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable Legal Requirements, be invalid or unenforceable in any respect, each party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Legal Requirements.

Section 12.07 Governing Law. This Agreement, the rights of the parties hereunder and all Actions arising in whole or in part under or in connection herewith, will be governed by and construed and enforced in accordance with the domestic substantive laws of the State of New York (other than matters relating to the Merger and the internal affairs of the Company, which shall be governed by and construed and enforced in accordance with the domestic substantive laws of the State of Delaware), without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

Section 12.08 Jurisdiction; Venue; Service of Process.

(a) Jurisdiction. Subject to the provisions of Sections 3.01, 3.02, 6.12 and 10.02(h), each of the parties to this Agreement (including the Stockholders’ Committee, acting on behalf of itself and all Company Investors), by its execution hereof, (i) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court located in the Southern District of New York, or if such Action may not be brought in federal court, the state courts of the State of New York located in the Borough of Manhattan for the purpose of any Action among any of the parties relating to or arising in whole or in part under or in connection with this Agreement, any Ancillary Agreement or the Contemplated Transactions, (ii) hereby waives to the extent not prohibited by applicable Legal Requirements, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other Action in any other court other than one of the above-named courts or that this Agreement, any Ancillary Agreement or the subject matter hereof or thereof may not be enforced in or by such court and (iii) hereby agrees not to commence any such Action other than before one of the above-named courts (except as a counterclaim in a case not initiated by it). Notwithstanding the previous sentence a party may commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) Venue. Each of the parties to this Agreement agrees that for any Action among any of the parties relating to or arising in whole or in part under or in connection with this Agreement, any Ancillary Agreement or the Contemplated Transactions, such party shall bring such Action only in the Borough of Manhattan. Notwithstanding the previous sentence a party may commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts. Each party hereto further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(c) Service of Process. Each of the parties to this Agreement hereby (i) consents to service of process in any Action among any of the parties hereto relating to or arising in whole or in part under or in connection with this Agreement, any Ancillary Agreement or the Contemplated Transactions in any manner permitted by New York law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 12.01, will constitute good and valid service of process in any such Action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

Section 12.09 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached by the Company. It is accordingly agreed that Buyer Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at law or in equity. Notwithstanding anything herein to the contrary, the parties further acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement against Parent or Merger Sub or otherwise obtain any equitable relief or remedy against Parent or Merger Sub.

Section 12.10 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS AND THAT SUCH ACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 12.11 Section 409A of the Code. If any payment due under this Agreement is a payment of compensation (within the meaning of Section 409A of the Code) and is part of a series of payments, each payment shall be treated as a separate payment for the purposes of Section 409A of the Code, to the extent applicable.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement and Plan of Merger as of the date first above written.

PARENT:	ALTITUDE GROUP HOLDINGS, INC.

	By:	/s/ Sean M. Traynor
	Name:	Sean M. Traynor
	Title:	President

MERGER SUB:	ALTITUDE MERGER SUB, INC.

	By:	/s/ Sean M. Traynor
	Name:	Sean M. Traynor
	Title:	President

THE COMPANY:	K2M, INC.

	By:	/s/ Eric Major
Name:
Title:

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement and Plan of Merger as of the date first above written.

THE STOCKHOLDERS’ COMMITTEE:

By:	/s/ John P. Kostuik
Name:	John P. Kostuik
Title:	Member

By:	/s/ Theodore Lundberg
Name:	Theodore Lundberg
Title:	Member

By:	/s/ Lewis Parker
Name:	Lewis Parker
Title:	Member

By:	/s/ Gordon Donald
Name:	Gordon Donald
Title:	Member

By:	/s/ John Andres
Name:	John Andres
Title:	Member

INDEX TO DEFINED TERMS

THIS INDEX IS INCLUDED FOR CONVENIENCE ONLY AND

DOES NOT CONSTITUTE A PART OF THE AGREEMENT

Term	Section
Accounting Firm	3.01(e)
Additional Parent Equity	3.02(d)
Aggregate Cap	10.02(c)
Agreement	Preamble
Annual Earnout Statement	3.02(b)(i)
Anti-Bribery Act	4.12(c)
Applicable Earnout Payment Date	3.02(d)
Assets	4.09(a)
Assumption Notice	10.02(h)
Audited Balance Sheet	4.06(a)(i)
Audited Balance Sheet Date	4.06(a)(i)
Audited Financials	4.06(a)(i)
Bring Down Certificates	10.01
Buyer Parties	Preamble
Cash-Out Options	Recitals
Cash Shortfall	3.02(d)
Certificate of Merger	2.03
Clawback Amount	3.02(c)(iii)
Closing	2.02
Closing Cash Deposit	2.10(a)
Closing Certificate	10.01
Closing Date	2.02
Company	Preamble
Company Common Stock	Recitals
Company Intellectual Property	4.11(a)
Company Plan	4.14(a)
Company Preferred Stock	Recitals
Company Products	4.22(a)
Company Shares	Recitals
Company Stock Plans	2.08(a)
Company Stockholder Written Consent	6.01(b)
Continuing Employees	6.11(a)
Contribution Agreement	Recitals
Current Liability Policies	4.21
D&O Indemnified Persons	6.14
Deductible	10.02(b)
Deferred Payment Amount	3.02(d)
Dispute Notice	3.01(d)

Term	Section
Dispute Submission Notice	3.01(e)
Dissenting Shares	2.14
Dissenting Stockholders	2.14
DOJ	6.01(a)
Earnout Dispute Accounting Firm	3.02(b)(v)
Earnout Dispute Notice	3.02(b)(iii)
Earnout Paying Agent	3.02(c)(i)
Effective Time	2.03
Eligible Earnout Recipients	3.02(a)
Escrow Account	2.11
Escrow Cash	2.11
Estimated Closing Balance Sheet	3.01(a)
Estimated Closing Statement	3.01(a)
Estimated Upfront Purchase Price	3.01(b)
Evidence of Required Resources	10.02(h)
FCPA	4.12(c)
FFC III	Recitals
FFC Equity Commitment Letter	Recitals
Final Closing Balance Sheet	3.01(e)
Final Closing Statement	3.01(e)
Financials	4.06(a)(ii)
FTC	6.01(a)
General Cap	10.02(b)
General Survival Period	10.01
Interim Financials	4.06(a)(ii)
Leased Real Property	4.10(a)
Letter of Transmittal	2.10(b)
Liability Policies	4.21
Limited Guaranty	Recitals
Material Company Contract	4.16(b)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Common Stock	2.06
Most Recent Balance Sheet	4.06(a)(ii)
Most Recent Balance Sheet Date	4.06(a)(ii)
Optionholder	2.08(a)
Optionholder Consents	2.08(a)
Parent	Preamble
Parent Common Shares	Recitals
Parent Indemnified Person	10.02(a)
Parent Option	2.08(b)(i)
Paying Agent	2.10(a)
Pre-Closing Tax Period	10.03(a)(i)

Term	Section
Preliminary Determination	3.02(c)(iii)
Proposed Final Closing Balance Sheet	3.01(c)
Proposed Final Closing Statement	3.01(c)
Qualified Sale Acceleration Election	3.02(e)
Qualified Sale Acceleration Statement	3.02(e)
Qualified Sale Agreement	3.02(e)
Real Property Leases	4.10(a)
Representative Acknowledgment	2.06(f)
Requisite Section 280G Approval	6.09
Revised Annual Earnout Statement	3.02(b)(v)
Rollover Commitments	Recitals
Rollover Shares	Recitals
SCAA	11.01(b)
Series A Preferred Stock	Recitals
Series B Preferred Stock	Recitals
Six Year/SL Survival Representations	10.01
Social Security Act	4.23(h)
Straddle Period	10.03(b)
Surviving Corporation	2.01
Tail Policy	6.17
Tax Contest	6.12(d)
Termination Date	9.01(c)
Third Party Claim	10.02(h)
Third Party Intellectual Property	4.11(c)
Update Financials	6.03(b)
Warrantholder	2.09(a)
Warrantholder Consents	2.09(a)
WCAS XI	Recitals
WCAS Equity Commitment Letter	Recitals